PS BUSINESS PARKS INC











2003 Annual Report

PROPERTY LOCATIONS

PS Business Parks, Inc.

(As of December 31, 2003)



WA
OR
CA
AZ
TX
FL
VA
MD
Properties
Regional Office

Southern California

Rentable Square Feet: 3,663,000

Buena Park
Carson
Cerritos
Culver City
Irvine
Laguna Hills
Lake Forest
Monterey Park
Orange
San Diego
Santa Ana
Signal Hill
Studio City
Torrance

Northern California

Rentable Square Feet: 1,497,000

Hayward
Monterey
Sacramento
San Jose
San Ramon
Santa Clara
South San Francisco

Oregon

Rentable Square Feet: 1,941,000

Beaverton
Milwaukie

Washington

Rentable Square Feet: 28,000

Renton

Arizona

Rentable Square Feet: 679,000

Mesa
Phoenix
Tempe

Northern Texas

Rentable Square Feet: 2,064,000

Dallas
Farmers Branch
Garland
Houston
Las Colinas
Mesquite
Missouri City
Plano
Richardson

Southern Texas

Rentable Square Feet: 831,000

Austin

Virginia

Rentable Square Feet: 2,625,000

Alexandria
Chantilly
Herndon
Lorton
Merrifield
Springfield
Sterling
Woodbridge

Maryland

Rentable Square Feet: 1,646,000

Beltsville
Gaithersburg
Landover
Largo
Rockville

Florida

Rentable Square Feet: 3,352,000

Miami

CUMULATIVE TOTAL RETURN

PS Business Parks, Inc. and NAREIT Equity Index
December 31, 1998 - December 31, 2003



$250
$200
$150
$100
$ 50
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
PS Business Parks, Inc.
NAREIT Equity Index

	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03
PS Business Parks, Inc.	$100.00	$99.38	$126.48	$149.92	$156.60	$209.86
NAREIT Equity Index	$100.00	$95.38	$120.53	$137.32	$142.57	$195.51

The graph set forth above compares the yearly change in the cumulative total shareholder return on the Common Stock (formerly Common Stock Series A) of the Company (formerly Public Storage Properties XI, Inc.) for the five-year period ended December 31, 2003 to the cumulative total return of the National Association of Real Estate Investment Trusts Equity Index ("NAREIT Equity Index") for the same period (total shareholder return equals price appreciation plus dividends). The stock price performance graph assumes that the value of the investment in the Company's Common Stock and the NAREIT Equity Index was $100 on December 31, 1998 and that all dividends were reinvested. The stock price performance shown in the graph is not necessarily indicative of future price performance.

LETTERS TO SHAREHOLDERS

PS Business Parks, Inc.

From the Chairman of the Board

Our 2003 results were modest. Per share changes are as follows: book value from $22.92 to $23.28; net income from $1.93 to $1.54; funds from operations from $3.63 to $3.58; and net asset value or enterprise value was unchanged at $35.50. Our funds available for distribution, the real cash that we can distribute to owners after necessary capital expenditures, was $2.74 per share, down from $2.82 in 2002. A schedule reconciling funds from operations and funds available for distribution to net income is included in this report. As I have written in the past, I think both the rate of change in enterprise value and the current level are the two most important measures of performance. This year, our rate of growth was zero, the lowest in the past five years.

As always, we measure our results on a per share basis, since changes in business size mean little unless translated into value for owners.

Operating Review

Our operating results for the year reflect several consistent trends:

- The exceptional operating skills of our people to maintain stable Net Operating Income in a very challenging economic environment, a true "customer's market."
- The overall quality of our portfolio, both in terms of markets and product.
- The inherent resiliency of our product – especially our small tenant product.

For the year, same park net operating income decreased, our first annual decline. While occupancies have stabilized at about 92.5%, rental rates, and especially effective rents, continue to deteriorate. Further, while occupancy and rates have started to stabilize in many markets, the rate roll-down from the historically high rates of 2000 and 2001 will continue to pressure same-park revenue.

Rates of Growth

	2003	2002	2001	2000	1999	1998
Rental income growth	(0.2%)	1.4%	6.0%	7.5%	8.1%	5.9%
Cost of operations growth	1.8%	3.9%	3.8%	2.7%	1.5%	0.4%
Net operating income growth	(0.9%)	0.5%	6.8%	9.3%	11.4%	9.5%
Weighted average occupancy for the year	92.7%	94.3%	95.6%	96.8%	97.0%	96.8%

Our operating personnel have been able to hold the line on expense growth and have maintained above market occupancies. These operating skills, combined with our portfolio quality, have helped buttress us from the economic downturn.

In fact, it was three years ago that we went on record that the economy was in a "recession." Conventional wisdom at that time, and somewhat still prevalent today, was that our "flex product" would suffer significantly above average occupancy and rental rate erosion. This deterioration was forecast to be especially severe in our small tenant product, i.e., our industrial apartment portfolio.

Most would agree that 2003 brought an end to the recession, so I thought it appropriate to see how we have faired over the past three years. Although any analysis can be skewed, what is clear is that over the course of the recession, PSB generated superior same park NOI growth, a positive 2.2%, and maintained above average occupancies as compared to much larger office and industrial REITs. Further, our industrial apartment portfolio, with its broader, well diversified, short duration customer base, was the best performing part of our portfolio. Occupancies have averaged 94% over the past three years and were 95.2% at December 31, 2003. Many larger enterprises are now extolling the benefits of the "small tenant," recognizing that there are over 7 million small to medium size businesses in the United States. During this recent economic downturn, PSB also generated positive free cash flow (or FAD) per share growth while maintaining above average liquidity and financial flexibility. These metrics were all above peer group office and industrial REIT averages, many of which generated negative FAD per share growth. Obviously, we are proud of these accomplishments and reiterate something else we stated in 2001 – "the flex business will continue to show its resiliency."

While the rear view mirror usually provides a clear picture of the past, it rarely provides a view of what lies before you through the windshield. PSB's performance has been exceptional, and we are better prepared today to continue generating positive returns for our owners. Growth opportunities should come in several areas:

- We have approximately $186 million of 9% preferred stock and units which are redeemable this year. Our recent 7% preferred stock issuance provides a benchmark of the positive earnings to come from these refinancings.
- While we expect a reduction in same store NOI this year, primarily due to continued rate roll-down and concessions given to new customers leasing vacant space, occupancy should be flat to positive, setting the stage for positive same-park NOI growth in 2005 and beyond.
- Last year we acquired approximately $300 million of properties or nearly 4 million square feet of rentable space. These acquisitions were acquired with above market vacancies, market or lower rates and at significant discounts to replacement costs. We believe there are significant "value added" opportunities in these portfolios, which should also be a source of earnings growth going forward.
- Our financial profile continues to be characterized by above average liquidity and financial flexibility. In 2004, we expect funds available for distribution to approach $50 million.
- Our management team has never been stronger. We continue to develop strong leaders. We have made several key changes in our senior management ranks, with the additions of Ed Stokx as CFO and Coby Holley as division officer in the Pacific Northwest, and transitioned overall Company leadership to Joe Russell as CEO.

Comparative Investment Results

We've concluded a challenging year and are well positioned for the opportunities ahead of us. We have continued to deliver excellent returns to our shareholders. Over the past six years, as a publicly traded entity, we have been a sound investment for our owners providing a cumulative 138% return. This is particularly impressive when compared to the NAREIT Equity Index delivering 61% and the S&P 500 delivering 25%.

Average Annual Per Share Return

	Cumulative Returns	2003	2002	2001	2000	1999	1998
PSB total return	137.7%	34.0%	4.5%	18.6%	27.3%	(0.6%)	13.1%
NAREIT Equity Index	61.2%	37.1%	3.8%	13.9%	26.4%	(4.6%)	(17.5%)
S&P 500	24.9%	28.7%	(22.1%)	(11.9%)	(9.1%)	21.0%	28.6%
NASDAQ Composite	27.9%	50.0%	(31.5%)	(21.0%)	(39.2%)	85.6%	39.6%
Growth in estimated enterprise value	94.5%	(0.4%)	6.0%	8.1%	17.0%	12.8%	29.1%

We continue to focus on creating shareholder value for the long-term. In the long run, our total return to owners will equal the growth in enterprise value. While the two rarely, if ever, move in lock-step, owner returns must equal those generated by the business. Accordingly, driving business value for the long run, in a prudent and disciplined manner, remains our focus.

Thank you for your continued interest and support.

Ronald L. Havner, Jr.
Chairman of the Board
March 29, 2004

From the President and Chief Executive Officer

In 2003...Our Unique Approach Found Broad Appeal

PS Business Parks has a unique approach to ownership of commercial real estate that continues to protect and enhance the value of our company. In 2003, we again faced an unusually difficult tenant and investment environment. Customer demand for commercial real estate from users was lackluster in many markets, while competition to acquire property was near historical extremes. Our goal was to protect our revenue stream but still find creative ways to grow our enterprise. This year, we were fortunate to find success on both fronts, and to do so, we placed even more emphasis on the four critical components embedded in PS Business Parks' strategy. These are:

A Decentralized Operating Platform. We directly manage and lease properties to stay consistently connected to our customers and our markets. With a reliance on a decentralized operating platform, we focus on quick decision making and nimbleness. We strive to build relationships with our customers to serve their needs, while improving our ability to best manage our real estate.

Financial Strength and Conservatism. Our financial strategy relies on permanent capital, raising common equity sparingly and using perpetual preferred stock to inject leverage into our capital structure. Once issued, perpetual preferred stock eliminates the risks of interest rate fluctuations. We typically maintain low short-term debt levels, which gives us the flexibility to use this funding source to pursue opportunities with financial strength and speed. We keep our balance sheet as nimble and efficient as our operating platform.

A Small Tenant Orientation. A focus on multi-tenant flex, office and industrial properties that cater to small and medium sized users in economically diversified markets. We prefer to keep our spaces generic in order to accommodate a broad range of users. Owning concentrations of properties also allows for the most efficient and cost effective execution of our operating platform.

Exceptional Real Estate Professionals. PSB trains, motivates and empowers uniquely qualified individuals to be customer focused and skilled in their decision making. PSB personnel enjoy the challenge of competing in a fast-paced environment and take pride in delivering superior options to our customers, with a goal to consistently outperform all of our markets. We don't let the statistics of market averages (whether positive or negative) dictate our results as we strive to find ways to create value.

Let me share some PS Business Parks more notable obstacles and accomplishments in 2003.

Demand...A Tenant's Market Prevailed

As we predicted, 2003 remained one of the best tenant markets in over a decade. Few companies could justify expansion. Those users who entered the market to lease space typically found aggressive landlords willing to offer unusually and, at times, historically high levels of concessions to fill vacant spaces or buildings. This competitive activity affected us more dramatically when we were pursuing larger tenants located in weaker markets. For PSB, this was most severe in Portland, Austin and Northern California, where 25% of our revenue was derived. These markets are now in the third year of compression, primarily due to over expansion by technology oriented companies. Sourcing and retaining tenants has been difficult, even in an environment where expiring leases are rewritten at substantial discounts to previous in-place rents. Conversely and more positively, 55% of revenue came from the much healthier and diversified economies of Southern California and Metropolitan Washington D.C. With better market dynamics, our challenge has been to maximize opportunities, and here we found ways to grow both occupancies and revenues. All told, we were able to battle market forces enough to hold same park occupancy relatively flat at 92.5% and saw a slight decline in net operating income (-0.9%).

In each of our markets, regardless of overall conditions, we found better opportunities when we could cater to small users, and here our results have been more successful. Occupancies actually grew in small space (as PSB defines below 5,000 square feet), ending 2003 at 95.2% occupancy (above 2002 occupancy of 92.7%). We signed 1,200 small transactions in 1.8 million square feet with an average size of 1,500 square feet. In larger spaces (above 5,000 square feet), occupancy eroded, ending at 90% (down 350 basis points from 93.5% in 2002). Average large deal size in 2003 was approximately 8,150 square feet (compared to in-place large leases at approximately 11,000 square feet) as we signed 2.2 million square feet in 270 transactions. Thus, "large" spaces were reconfigured to cater to market conditions where we could execute more transactions, another unique attribute of our portfolio. Leasing momentum also built quarter by quarter, a hopeful sign that more imbedded demand is ahead of us for both small and larger users in 2004.

Growth...PS Business Parks' Square Footage Grew by 30%

The "disconnect" of eroding market fundamentals and improving real estate values confounded our ability to make sense of the majority of investment opportunities we reviewed. However, after acquiring no assets in 2002, we did uncover five opportunities to deploy capital, which are uniquely suited to our organizational strengths. Through these acquisitions, we bought vacancy in markets we believe are positioned for long-term growth. Total investment for 2003 equaled nearly $300 million on approximately four million square feet. Here are some of the highlights.

Four properties totaling 767,000 square feet for a total investment of approximately $80 million were added to our existing core markets of Dallas, Orange County and Phoenix. Blended in place occupancy was 78% at the time of acquisition. Our property teams have integrated these assets into our portfolio, taking them through various levels of improvement to garner "PSB" above market results. Progress has begun, buildings are being retooled for smaller occupants, we are improving market and customer awareness of the assets and inserting our skilled professionals into the day-to-day oversight of these properties.

A bigger challenge is the $217 million acquisition of Miami International Commerce Center (or "MICC"), a 3.3 million square foot, 53-building business park adjacent to Miami International Airport. We have rarely seen a portfolio come to the market which offers so many strategic advantages in such a premier location, all centered on a platform catering to small and medium sized tenants. MICC is an important entry for PSB into a market that holds several long-term advantages. Miami Dade County is Florida's most populous county and functions as a thriving center for international trade, light manufacturing, telecommunications, finance and tourism. Over 500 multi-national companies have operations in Miami-Dade County, and we look forward to becoming as entrenched here as we are in our other core markets. MICC already has a tenant configuration that we like, with 110 companies below 5,000 square feet (averaging 3,700 square feet) and 190 companies over 5,000 square feet (averaging 12,500 square feet). Launching our repositioning and operational techniques will be more onerous, as we build a new PSB team and presence in Miami. We are confident that this will be an excellent platform for continued PSB growth, starting with the goal of improving the in-place occupancy of 83%.

Financial Nimbleness...One of the Industry's Strongest Balance Sheets

Financial discipline and cost efficiency are ingrained throughout PS Business Parks. Our initiatives to outperform markets also transcends into our goals tied to financial strength and nimbleness. We not only found ways to maintain our revenue stream in difficult operating environments, but we also held the line on expense growth. Excluding unusually high snow removal expenses and an industry-wide increase in insurance costs, we actually decreased operating expenses by 1.6%. For the past five years, the ability to retain cash has been an important part of PSB's growth. This year was no exception, as we retained $46 million, which has been invested in real estate assets. In addition during 2003 we used the strength of our balance sheet to take advantage of significant opportunities, temporarily using short-term financing and increasing debt to approximately 14% at the end of 2003. Subsequently, we were able to access the perpetual preferred market in early 2004 and issue 6.9 million shares at a 7% yield, for net proceeds of $167 million, a record for the Company. From these proceeds, we subsequently paid off the majority of the temporary borrowings, and PSB's balance sheet is once again poised for our nimble pursuit of growth.

The Company's capital structure may be further enhanced as we contemplate the redemption of $186 million of callable perpetual preferred stock or units in 2004, with an average distribution of 8.9%. Assuming interest rates remain similar to today's levels, redeeming this preferred will provide the Company additional capacity to issue perpetual preferred stock while we lower our cost of long-term capital.

In Summary...PS Business Parks is Positioned to Grow

In 2004, stronger markets are showing signs of growth, and that is encouraging. We are also hopeful that previously challenged markets are at or close to bottoming and will soon be characterized as "up and coming." Our franchise continues to show an ability to deflect adverse market conditions and leverage improving conditions in better markets, and PSB will continue to focus on a segment of the market that has often been overlooked or misjudged: small and medium sized tenant space. This segment of the market has yet again proven to have better resilience to eroding economic conditions, especially with our ability to rely on one of the industry's strongest balance sheets, all under the collective stewardship of one of the best teams of real estate professionals in the business. Thank you for your confidence in our abilities.

Joseph D. Russell, Jr.
President and Chief Executive Officer
March 29, 2004

Computation of Funds from Operations ("FFO") and Funds Available for Distribution ("FAD")

	Year Ended December 31, 2003	2002
Net income allocable to common shareholders	$33,312,000	$ 42,018,000
Less: Gain on investment in marketable securities	(2,043,000)	(41,000)
Less: Gain on disposition of real estate	(2,897,000)	(9,023,000)
Less: Equity income from sale of joint venture properties	(1,376,000)	(861,000)
Add: Depreciation and amortization	59,107,000	58,144,000
Add: Depreciation from unconsolidated joint venture	—	63,000
Add: Minority interest in income – common units	11,345,000	14,243,000
Consolidated FFO allocable to common shareholders	$97,448,000	$104,543,000
Computation of Diluted FFO per Common Share (1):		
Consolidated FFO allocable to common shareholders	$97,448,000	$104,543,000
Weighted average common shares outstanding	21,412,000	21,552,000
Weighted average common OP units outstanding	7,305,000	7,305,000
Dilutive effect of stock options	153,000	191,000
Weighted average common shares and OP units for purposes of computing fully-diluted FFO per common share	28,870,000	29,048,000
Fully diluted FFO per common share	$ 3.38	$ 3.60
Computation of Funds Available for Distribution ("FAD") (2)		
Consolidated FFO allocable to common shareholders	$97,448,000	$104,543,000
Less capitalized expenditures:		
Maintenance capital expenditures	(4,037,000)	(6,057,000)
Tenant improvements	(14,030,000	(10,722,000)
Capitalized lease commissions	(4,887,000)	(5,322,000)
Total capitalized expenditures	(22,954,000)	(22,101,000)
Less: Straight line rent adjustment	(2,171,000)	(2,398,000)
Less: Impairment charge on properties held for sale	5,907,000	900,000
Add: Stock compensation expense	991,000	1,036,000
FAD	$79,221,000	$ 81,980,000
FAD per common share/OP unit	$ 2.74	$ 2.82

(1) Funds from operations ("FFO") is a term defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") by which real estate investment trusts ("REITs") may be compared. It is generally defined as net income, computed in accordance with generally accepted accounting principals, before depreciation, amortization, minority interest in income and extraordinary items. The Company considers FFO to be a useful measure of the operating performance of a REIT, which provides investors with a basis to evaluate the operations and the cash flows of a REIT. FFO does not represent net income or cash flow from operations as defined by GAAP. FFO computations do not factor out the REIT's requirement to make either capital expenditures or principal payments on debt. The Company excludes gains/losses on disposition of real estate and gains/losses on sale of marketable securities to more accurately reflect cash flow from real estate operations. Other REITs may not make these adjustments in computing FFO.

(2) Funds available for distribution ("FAD") is computed by deducting from consolidated FFO recurring capital expenditures, tenant improvements, capitalized leasing commissions, and the straight line rent adjustment from FFO and adding impairment charges and stock based compensation expense. Like FFO, the Company considers FAD to be a useful measure for investors to evaluate the operations and cash flows of a REIT. FAD does not represent net income or cash flow from operations as defined by GAAP.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2003.

or

[ ] **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from __________ to __________

Commission File Number 1-10709

PS BUSINESS PARKS, INC.
(Exact name of registrant as specified in its charter)

California	**95-4300881**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

701 Western Avenue, Glendale, California 91201-2397
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: **(818) 244-8080**
Securities registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	American Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 9 ¼% Cumulative Preferred Stock, Series A, $0.01 par value	American Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 9 ½% Cumulative Preferred Stock, Series D, $0.01 par value	American Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 8 ¾% Cumulative Preferred Stock, Series F, $0.01 par value	American Stock Exchange
Depositary Shares Each Representing 1/1,000 of a Share of 7.00% Cumulative Preferred Stock, Series H, $0.01 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act
None
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes __X__ No ______

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2003:

Common Stock, $0.01 par value, $452,606,363 (computed on the basis of $35.30 per share which was the reported closing sale price of the Company's Common Stock on the American Stock Exchange on June 30, 2003).

The number of shares outstanding of the registrant's common stock, as of March 5, 2004:

Common Stock, $0.01 par value, 21,649,861shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement to be filed in connection with the annual shareholders' meeting to be held in 2004 are incorporated by reference into Part III.

PART I.

ITEM 1. BUSINESS

The Company

PS Business Parks, Inc. ("PSB") is a fully-integrated, self-advised and self-managed real estate investment trust ("REIT") that acquires, develops, owns and operates commercial properties, primarily multi-tenant flex, office and industrial space. As of December 31, 2003, PSB owned approximately 75% of the common partnership units of PS Business Parks, L.P. (the "Operating Partnership" or "OP"). The remaining common partnership units were owned by Public Storage, Inc. ("PSI"). PSB, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in managing and controlling the Operating Partnership. Unless otherwise indicated or unless the context requires otherwise, all references to "the Company," "we," "us," "our," and similar references mean PS Business Parks, Inc. and its subsidiaries, including the Operating Partnership.

As of December 31, 2003, the Company owned and operated approximately 18.3 million net rentable square feet of commercial space located in eight states: Arizona, California, Florida, Maryland, Oregon, Texas, Virginia, and Washington. This represented a 27% increase in commercial square footage from December 31, 2002. The Company also managed approximately 1.3 million net rentable square feet on behalf of PSI, its affiliated entities, and third party owners.

History of the Company: The Company was formed in 1990 as a California corporation under the name Public Storage Properties XI, Inc. In a March 17, 1998 merger with American Office Park Properties, Inc. ("AOPP") (the "Merger"), the Company acquired the commercial property business previously operated by AOPP and was renamed "PS Business Parks, Inc." Prior to the merger in January 1997, AOPP was reorganized to succeed to the commercial property business of PSI, becoming a fully integrated, self advised, and self managed REIT.

From 1998 through 2001, the Company added 9.7 million square feet in Virginia, Maryland, Texas, Oregon, California, and Arizona, acquiring 9.2 million square feet of commercial space from unaffiliated third parties and developing an additional 500,000 square feet. The cost of these additions was approximately $756 million.

During 2002, although the economy and real estate fundamentals softened, asking prices for real properties in the Company's target markets increased. This resulted in an environment is which the Company was unable to identify acquisitions at prices that met its investment criteria. The Company disposed of four properties totaling 386,000 square feet that no longer met its investment criteria. These dispositions resulted in aggregate net proceeds of $23.3 million.

During 2003, the Company acquired 4.1 million square feet of commercial space from unaffiliated third parties, including a 3.4 million square foot property located in Miami, Florida, which represents a new market for the Company. The Miami property represented approximately 18% of the Company's aggregate net rentable square footage at December 31, 2003. The cost of these acquisitions was approximately $283 million. The Company also disposed of four properties totaling 226,000 square feet and a one acre plot of land that no longer met its investment criteria. These dispositions resulted in aggregate net proceeds of $14.5 million.

The Company has elected to be taxed as a REIT under the Internal Revenue Code (the "Code"), commencing with its taxable year ended December 31, 1990. To the extent that the Company continues to qualify as a REIT, it will not be taxed, with certain limited exceptions, on the net income that is currently distributed to its shareholders.

The Company's principal executive offices are located at 701 Western Avenue, Glendale, California 91201-2397. The Company's telephone number is (818) 244-8080. The Company maintains a website with the address www.psbusinessparks.com. The information contained on the Company's website is not a part of, or incorporated by reference into, this Annual Report on Form 10-K. The Company makes available free of charge through its website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes such material to, the Securities and Exchange Commission.

Business of the Company: The Company is in the commercial property business, with properties consisting of flex, industrial, and suburban office space. The Company owns approximately 11.6 million square feet of flex space. The Company defines "flex" space as buildings that are configured with a combination of warehouse and office space and can be designed to fit a wide variety of uses. The warehouse component of the flex space has a number of uses including light manufacturing and assembly, storage and warehousing, showroom, laboratory, distribution and research and development activities. The office component of flex space is complementary to the warehouse component by enabling businesses to accommodate management and production staff in the same facility. The Company owns approximately 4.0 million square feet of industrial space that have characteristics similar to the warehouse component of the flex space. In addition, the Company owns approximately 2.8 million square feet of low-rise suburban office space, generally either in business parks that combine office and flex space or in desirable submarkets where the economics of the market demand an office build-out.

The Company's commercial properties typically consist of low-rise buildings, ranging from one to over fifty buildings per property, located on up to 216 acres and containing from approximately 20,000 to 3,400,000 square feet of rentable space in the aggregate. Facilities are managed through either on-site management or area offices central to the facilities. Parking is generally open but in some instances is covered. The ratio of parking spaces to rentable square feet ranges from two to six per thousand square feet depending upon the use of the property and its location. Office space generally requires a greater parking ratio than most industrial uses. The Company may acquire properties that do not have these characteristics.

The tenant base for the Company's facilities is diverse. The portfolio can be bifurcated into those facilities that service small to medium-sized businesses and those that service larger businesses. Approximately 23% of the annual rents from the portfolio are from facilities that serve small to medium-sized businesses. A property in this facility type is typically divided into units ranging in size from 500 to 5,000 square feet and leases generally range from one to three years. The remaining 77% of the annual rents is derived from facilities that serve larger businesses, with units greater than 5,000 square feet. The Company also has several tenants that lease space in multiple buildings and locations. The U.S. Government is the largest tenant with 20 leases encompassing 557,000 square feet, in 14 separate locations, or approximately 3% of the Company's portfolio.

The Company intends to continue acquiring commercial properties located throughout the United States. The Company's policy of acquiring commercial properties may be changed by its Board of Directors without shareholder approval. However, the Board of Directors has no intention of changing this policy at this time. Although the Company currently owns properties in eight states, it may expand its operations to other states or reduce the number of states in which it operates. Properties are acquired for both income and potential capital appreciation; there is no limitation on the amount that can be invested in any specific property.

The Company may acquire land for the development of commercial properties. In general, the Company expects to acquire land that is adjacent to commercial properties that the Company already owns or is acquiring. The Company owned approximately 6.4 acres of land in Northern Virginia, 26.4 acres in Portland, Oregon, 1.0 acre in Rockville, Maryland and 10.0 acres in Dallas, Texas as of December 31, 2003. The Company has no present plan to improve or develop these properties.

Operating Partnership

The properties in which the Company has an equity interest will generally be owned by the Operating Partnership. The Company has the ability to acquire interests in additional properties in transactions that could defer the contributors' tax consequences by causing the Operating Partnership to issue equity interests in return for interests in properties.

As the general partner of the Operating Partnership, the Company has the exclusive responsibility under the Operating Partnership Agreement to manage and conduct the business of the Operating Partnership. The Board of Directors directs the affairs of the Operating Partnership by managing the Company's affairs. The Operating Partnership will be responsible for, and pay when due, its share of all administrative and operating expenses of the properties it owns.

The Company's interest in the Operating Partnership entitles it to share in cash distributions from, and the profits and losses of, the Operating Partnership in proportion to the Company's economic interest in the Operating Partnership (apart from tax allocations of profits and losses to take into account pre-contribution property appreciation or depreciation).

Summary of the Operating Partnership Agreement

The following summary of the Operating Partnership Agreement is qualified in its entirety by reference to the Operating Partnership Agreement, which is incorporated by reference as an exhibit to this report.

Issuance of Additional Partnership Interests: As the general partner of the Operating Partnership, the Company is authorized to cause the Operating Partnership from time to time to issue to partners of the Operating Partnership or to other persons additional partnership units in one or more classes, and in one or more series of any of such classes, with such designations, preferences and relative, participating, optional, or other special rights, powers and duties (which may be senior to the existing partnership units), as will be determined by the Company, in its sole and absolute discretion. No such additional partnership units, however, will be issued to the Company unless (i) the agreement to issue the additional partnership interests arises in connection with the issuance of shares of the Company, which shares have designations, preferences and other rights, such that the economic interests are substantially similar to the designations, preferences and other rights of the additional partnership units that would be issued to the Company and (ii) the Company agrees to make a capital contribution to the Operating Partnership in an amount equal to the net proceeds raised in connection with the issuance of such shares of the Company.

Capital Contributions: No partner is required to make additional capital contributions to the Operating Partnership, except that the Company as the general partner is required to contribute the net proceeds of the sale of equity interests in the Company to the Operating Partnership in return for additional partnership units. A limited partner may be required to pay to the Operating Partnership any taxes paid by the Operating Partnership on behalf of that limited partner. No partner is required to pay to the Operating Partnership any deficit or negative balance which may exist in its capital account.

Distributions: The Company, as general partner, is required to distribute at least quarterly the "available cash" (as defined in the Operating Partnership Agreement) generated by the Operating Partnership for such quarter. Distributions are to be made (i) first, with respect to any class of partnership interests having a preference over other classes of partnership interests; and (ii) second, in accordance with the partners' respective percentage interests on the "partnership record date" (as defined in the Operating Partnership Agreement). Commencing in 1998, the Operating Partnership's policy has been to make distributions per unit (other than preferred units) that are equal to the per share distributions made by the Company with respect to its Common Stock.

Preferred Units: As of December 31, 2003, the Operating Partnership had an aggregate of 8,710,000 preferred units owned by third parties with distribution rates ranging from 7.95% to 9.25% (per annum) with an aggregate stated value of $217,750,000. The Operating Partnership has the right to redeem the preferred units on or after the fifth anniversary of the issuance date at the original capital contribution plus the cumulative priority return, as defined, to the redemption date to the extent not previously distributed. Each series of preferred units is exchangeable for Cumulative Redeemable Preferred Stock of the respective series of PS Business Parks, Inc. on or after the tenth anniversary of the date of issuance at the option of the Operating Partnership or a majority of the holders of the applicable series of preferred units.

As of December 31, 2003, in connection with the Company's issuance of publicly traded Cumulative Preferred Stock, the Company owned 2,112,900 preferred units with a stated value of approximately $52.8 million with terms substantially identical to the terms of the publicly traded depositary shares each representing 1/1,000 of a share of 9-¼% Cumulative Preferred Stock, Series A of the Company, 2,634,000 preferred units with a stated value of $65.9 million with terms substantially identical to the terms of the publicly traded depositary shares each representing 1/1,000 of a share of 9 ½% Cumulative Preferred Stock, Series D of the Company and 2,000,000 preferred units with a stated value of $50.0 million with terms substantially identical to the terms of the publicly traded depositary shares each representing 1/1,000 of a share of 8 ¾% Cumulative Preferred Stock, Series F of the Company. In January 2004, the Company issued an additional 6,900,000 preferred units with a stated value of $172.5 million with terms substantially identical to the terms of the publicly traded depositary shares, each representing 1/1,000 of a share of 7.0% Cumulative Preferred Stock, Series H of the Company. The holders of all series of Preferred Stock may combine to elect two directors if the Company fails to make dividend payments for two consecutive quarters.

Redemption of Partnership Interests: Subject to certain limitations described below, each limited partner other than the Company and holders of preferred units has the right to require the redemption of such limited partner's units. This right may be exercised on at least 10 days notice at any time or from time to time, beginning on the date that is one year after the date on which such limited partner is admitted to the Operating Partnership (unless otherwise contractually agreed by the general partner).

Unless the Company, as general partner, elects to assume and perform the Operating Partnership's obligation with respect to a redemption right, as described below, a limited partner that exercises its redemption right will receive cash from the Operating Partnership in an amount equal to the "redemption amount" (as defined in the Operating Partnership Agreement generally to reflect the average trading price of the Common Stock of the Company over a specified 10 day period) for the units redeemed. In lieu of the Operating Partnership redeeming the units for cash, the Company, as the general partner, has the right to elect to acquire the units directly from a limited partner exercising its redemption right, in exchange for cash in the amount specified above as the "redemption amount" or by issuance of the "shares amount" (as defined in the Operating Partnership Agreement), generally to mean the issuance of one share of the Company Common Stock for each unit of limited partnership interest redeemed.

A limited partner cannot exercise its redemption right if delivery of shares of Common Stock would be prohibited under the articles of incorporation of the Company or if the general partner believes that there is a risk that delivery of shares of Common Stock would cause the general partner to no longer qualify as a REIT, would cause a violation of the applicable securities or certain antitrust laws, or would result in the Operating Partnership no longer being treated as a partnership for federal income tax purposes.

Limited Partner Transfer Restrictions: Limited partners generally may not transfer partnership interests (other than to their estates, immediate family or certain affiliates) without the prior written consent of the Company as general partner, which consent may be given or withheld in its sole and absolute discretion. The Company, as general partner has a right of first refusal to purchase partnership interests proposed to be sold by the limited partners. Transfers of partnership interests are not permitted if the transfer would adversely affect the Company's ability to qualify as a REIT or could subject the Company to any additional taxes under Section 857 or Section 4981 of the Code.

Management: The Operating Partnership is organized as a California limited partnership. The Company, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in managing and controlling the Operating Partnership, except as provided in the Operating Partnership Agreement and by applicable law. The limited partners of the Operating Partnership have no authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership except as provided in the Operating Partnership Agreement and as permitted by applicable law. The Operating Partnership Agreement provides that the general partner may not be removed by the limited partners.

However, the consent of the limited partners holding a majority of the interests of the limited partners (including limited partnership interests held by the Company) generally will be required to amend the Operating Partnership Agreement. Further, the Operating Partnership Agreement cannot be amended without the consent of each partner adversely affected if, among other things, the amendment would alter the partner's rights to distributions from the Operating Partnership (except as specifically permitted in the Operating Partnership Agreement), alter the redemption right, or impose on the limited partners an obligation to make additional capital contributions.

The consent of all limited partners will be required to (i) take any action that would make it impossible to carry on the ordinary business of the Operating Partnership, except as otherwise provided in the Operating Partnership Agreement; or (ii) possess Operating Partnership property, or assign any rights in specific Operating Partnership property, for other than an Operating Partnership purpose except as otherwise provided in the Operating Partnership Agreement. In addition, without the consent of any adversely affected limited partner, the general partner may not perform any act that would subject a limited partner to liability as a general partner in any jurisdiction or any other liability except as provided in the Operating Partnership Agreement or under California law.

Extraordinary Transactions: The Operating Partnership Agreement provides that the Company may not engage in any business combination, defined to mean any merger, consolidation or other combination with or into another person or sale of all or substantially all of its assets, any reclassification, any recapitalization (other than certain stock splits or stock dividends) or change of outstanding shares of common stock, unless (i) the limited partners of the

Operating Partnership will receive, or have the opportunity to receive, the same proportionate consideration per unit in the transaction as shareholders of the Company (without regard to tax considerations); or (ii) limited partners of the Operating Partnership (other than the general partner) holding at least 60% of the interests in the Operating Partnership held by limited partners (other than the general partner) vote to approve the business combination. In addition, the Company, as general partner of the Operating Partnership, has agreed in the Operating Partnership Agreement with the limited partners of the Operating Partnership that it will not consummate a business combination in which the Company conducted a vote of shareholders unless the matter is also submitted to a vote of the partners.

The foregoing provision of the Operating Partnership Agreement would under no circumstances enable or require the Company to engage in a business combination which required the approval of shareholders if the shareholders of the Company did not in fact give the requisite approval. Rather, if the shareholders did approve a business combination, the Company would not consummate the transaction unless the Company as general partner first conducts a vote of partners of the Operating Partnership on the matter. For purposes of the Operating Partnership vote, the Company shall be deemed to vote its partnership interest in the same proportion as the shareholders of the Company voted on the matter (disregarding shareholders who do not vote). The Operating Partnership vote will be deemed approved if the votes recorded are such that if the Operating Partnership vote had been a vote of shareholders, the business combination would have been approved by the shareholders. As a result of these provisions of the Operating Partnership, a third party may be inhibited from making an acquisition proposal for the Company that it would otherwise make, or the Company, despite having the requisite authority under its articles of incorporation, may not be authorized to engage in a proposed business combination.

Tax Protection Provisions: The Operating Partnership Agreement provides that, until 2007, the Operating Partnership may not sell any of 11 designated properties in a transaction that will produce taxable gain for the contributing partner without the prior written consent of PSI. The Operating Partnership is not required to obtain PSI's consent if PSI and its affiliated partnerships do not continue to hold at the time of the sale at least 30% of their original interest in the Operating Partnership. Since PSI's consent is required only in connection with a taxable sale of one of the 11 designated properties, the Operating Partnership will not be required to obtain PSI's consent in connection with a "like-kind" exchange or other nontaxable transaction involving one of these properties. Such properties have been sold with consent not withheld. These properties represent 7.0% of the square footage in the Company's portfolio. Since formation of the Operating Partnership, the Company has asked for and received PSI's consent to sell one property.

Indemnification: The Operating Partnership Agreement provides that the Company and its officers and directors and the limited partners of the Operating Partnership will be indemnified and held harmless by the Operating Partnership for any act performed for, or on behalf of, the Operating Partnership, or in furtherance of the Operating Partnership's business unless it is established that (i) the act or omission of the indemnified person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the indemnified person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. The termination of any proceeding by judgment, order or settlement does not create a presumption that the indemnified person did not meet the requisite standards of conduct set forth above. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttable presumption that the indemnified person did not meet the requisite standard of conduct set forth above. Any indemnification so made shall be made only out of the assets of the Operating Partnership or through insurance obtained by the operating partnership.

Duties and Conflicts: The Operating Agreement allows the Company to operate the Operating Partnership in a manner that will enable the Company to satisfy the requirements for being classified as a REIT. The Company intends to conduct all of its business activities, including all activities pertaining to the acquisition, management and operation of properties, through the Operating Partnership. However, the Company may own, directly or through subsidiaries, interests in Operating Partnership properties that do not exceed 1% of the economic interest of any property, and if appropriate for regulatory, tax or other purposes, the Company also may own, directly or through subsidiaries, interests in assets that the Operating Partnership otherwise could acquire, if the Company grants to the Operating Partnership the option to acquire the assets within a period not to exceed three years in exchange for the number of partnership units that would be issued if the Operating Partnership had acquired the assets at the time of acquisition by the Company.

Term: The Operating Partnership will continue in full force and effect until December 31, 2096 or until sooner dissolved upon the withdrawal of the general partner (unless the limited partners elect to continue the Operating Partnership), or by the election of the general partner (with the consent of the holders of a majority of the partnerships interests if such vote is held before January 1, 2056), in connection with a merger or the sale or other disposition of all or substantially all of the assets of the Operating Partnership, or by judicial decree.

Cost Allocation and Administrative Services

Pursuant to a cost sharing and administrative services agreement, the Company shares costs with PSI and affiliated entities for certain administrative services. These services include employee relations, insurance, administration, management information systems, legal, income tax and office services. Under this agreement, costs are allocated to the Company in accordance with its proportionate share of these costs. These allocated costs totaled $335,000, $337,000, and $834,000 for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, in November, 2002, the former Chief Executive Officer of the Company, Ronald L. Havner, Jr. was appointed Chief Executive Officer of PSI. Mr. Havner resigned as Chief Executive Officer of the Company in August, 2003 and was succeeded by Joseph D. Russell, Jr., but remains Chairman of the Company. An allocation to the Company of his compensation from PSI for the year was reviewed by the Company's compensation committee.

Common Officers and Directors

Ronald L. Havner, Jr., the Chairman of the Company, is the Vice-Chairman and Chief Executive Officer of PSI. Harvey Lenkin, the President and Chief Operating Officer of PSI, is a Director of both the Company and PSI. The Company engages additional executive personnel who render services exclusively for the Company. However, it is expected that certain officers of PSI will continue to render services for the Company as requested.

Property Management

The Company continues to manage commercial properties owned by PSI and its affiliates, which are generally adjacent to mini-warehouses, for a fee of 5% of the gross revenues of such properties in addition to reimbursement of direct costs. The property management contract with PSI is for a seven-year term with the agreement automatically extending for successive one-year terms (unless cancelled by either party). PSI can cancel the property management contract upon 60 days notice while the Operating Partnership can cancel it upon seven years notice. Management fee revenue derived from these management contracts with affiliates totaled approximately $581,000 for the year ended December 31, 2003.

Management

Joseph D. Russell, Jr. (44) leads the Company's senior management team. Mr. Russell is President and Chief Executive Officer of the Company. The Company's executive management includes: Stephen King (47), Executive Vice President and Chief Administrative Officer; Edward Stokx (38), Executive Vice President and Chief Financial Officer; Maria Hawthorne (44), Senior Vice President (East Coast Division); Michael Lynch (51), Vice President-Director of Acquisitions and Development; Joseph Miller (40), Vice President and Corporate Controller; Angelique Benschneider (41), Vice President (Midwest Division); Coby Holley (35), Vice President (Pacific Northwest Division), Robin Mather (41), Vice President (Southern California Division), and Bill McFaul (38), Vice President (Maryland Division).

REIT Structure

If certain detailed conditions imposed by the Code and the related Treasury Regulations are met, an entity, such as the Company, that invests principally in real estate and that otherwise would be taxed as a corporation may elect to be treated as a REIT. The most important consequence to the Company of being treated as a REIT for federal income tax purposes is that this enables the Company to deduct dividend distributions (including distributions on preferred stock) to its shareholders, thus effectively eliminating the "double taxation" (at the corporate and shareholder levels) that typically results when a corporation earns income and distributes that income to shareholders in the form of dividends.

The Company believes that it has operated, and intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify. To the extent that the

Company continues to qualify as a REIT, it will not be taxed, with certain limited exceptions, on the taxable income that is distributed to its shareholders.

Operating Strategy

The Company believes its operating strategy, acquisition strategy and finance strategy combined with its diversified portfolio produces a lower risk, higher growth business model. The Company's primary objective is to grow net asset value per share. Net asset value per share is determined by estimating the value of real estate holdings by applying a capitalization rate to net operating income. Tangible assets are added and liabilities and the par value of preferred units and stock are subtracted. The resulting net asset value is then divided by the number of common shares and units to calculate the net asset value per share. Key elements of the Company's growth strategy include:

Maximize Net Cash Flow of Existing Properties: The Company seeks to maximize the net cash flow generated by its existing properties by (i) maximizing average occupancy rates, (ii) achieving higher levels of realized monthly rents per occupied square foot, and (iii) reducing its operating cost structure by improving operating efficiencies and economies of scale. The Company believes that its experienced property management personnel and comprehensive systems combined with increasing economies of scale will enhance the Company's ability to meet these goals. The Company seeks to increase occupancy rates and realized monthly rents per square foot by providing its field personnel with incentives to lease space to higher credit tenants and to maximize the return on investment in each lease transaction. The return for these incentive purposes is measured by the internal rate of return on each lease transaction after deducting tenant improvements and lease commissions. The Company seeks to reduce its cost structure by controlling capital expenditures associated with re-leasing space by acquiring and owning properties with easily reconfigured space that appeal to a wide range of tenants.

Focus on Targeted Markets: The Company intends to continue investing in markets that have characteristics which enable them to be competitive economically in the short and long-term. The Company believes that markets with some combination of above average population growth, education levels and personal income will produce better economic returns. As of December 31, 2003, 98% of the Company's square footage was located in these targeted core markets. Based on information provided by Claritas Inc., a marketing information resources company, these markets have experienced over twice the population growth of the United States average over the past decade. In addition, these markets, on average, have 35% more college graduates and 23% more household income than the United States average. The Company targets individual properties in those markets that are close to important services and universities and have easy access to major transportation arteries.

Use Knowledge of Core Markets to Make Opportunistic Acquisitions in a Fragmented Industry: The Company believes its knowledge of its core markets enhances its ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the "flex" space industry. The Company maintains local market information on rates, occupancies and competition in each of its core markets. According to Torto Wheaton Research, an independent provider of commercial real estate data, there is approximately 1.4 billion square feet of "flex" space facilities in the United States. The Company, as one of the largest operators of flex space, owns less than 1% of the total market. The Company believes that the fragmented nature of this market creates opportunities for the Company to use its knowledge to make acquisitions on favorable terms.

Reduce Expenditures and Increase Occupancy Rates by Providing Flexible Properties and Attracting a Diversified Tenant Base: By focusing on properties with easily reconfigured space, the Company believes it can offer facilities that appeal to a wide range of potential tenants, which aids in reducing the capital expenditures associated with re-leasing space. The Company believes this property flexibility also allows it to better serve existing tenants by accommodating their inevitable expansion and contraction needs. In addition, the Company believes that a diversified tenant base and property flexibility helps it maintain high occupancy rates during periods when market demand is weak, by enabling it to attract a greater number of potential users to its space.

Provide Superior Property Management: The Company seeks to provide a superior level of service to its tenants in order to achieve high occupancy and rental rates, as well as minimize customer turnover. The Company's property management offices are primarily located on-site or regionally located, providing tenants with convenient access to management and helping the Company maintain its properties and convey a sense of quality, order and security. The Company has significant experience in acquiring properties managed by others and thereafter improving tenant satisfaction, occupancy levels, renewal rates and rental income by implementing established tenant service programs.

Develop New Properties in Existing Core Markets: The Company's development strategy is to selectively construct new properties next to business parks in which it already owns properties. The Company develops these properties using the expertise of local development companies. The Company plans to keep development properties to less than 5% of its portfolio on a book value basis before deducting accumulated depreciation. In addition, the Company plans to limit development activity in 2004 to an amount equal to first generation leasing costs on completed developments and developments that have been pre-leased.

Financing Strategy

The Company's primary objective in its financing strategy is to maintain financial flexibility and a low risk capital structure using permanent capital to finance its growth. Key elements of this strategy are:

Retain Operating Cash Flow: The Company seeks to retain significant funds (after funding its distributions and capital improvements) for additional investments and debt reduction. During the year ended December 31, 2003, the Company distributed 34% of its funds from operations ("FFO") to common shareholders/unitholders and retained cash of $46.0 million, after recurring capital expenditures - for principal payments on debt, repurchasing its common stock and reinvestment into real estate assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

Perpetual Preferred Stock/Units: The primary source of leverage in the capital structure is perpetual preferred stock or the equivalent preferred units in the operating partnership. This method of financing eliminates interest rate and refinancing risks because the dividend rate is fixed and the stated value or capital contribution is not required to be repaid. In addition, the consequences of defaulting on required preferred distributions is less severe than with debt. The preferred stockholders may elect two directors if two consecutive quarterly distributions go unpaid.

Debt Financing: The Company has used debt financing to a limited degree. This debt financing has come in four forms: an unsecured $100 million revolving line of credit with Wells Fargo Bank is used as a temporary short term source of acquisition financing; an unsecured $50 million term loan from Fleet National Bank, which was repaid in February, 2004; an unsecured $100 million loan from PSI, which was repaid in the first quarter of 2004; and certain mortgage debt in connection with property acquisitions. The Company has borrowed from Public Storage, Inc. from time to time, to temporarily fund acquisitions.

Access to Acquisition Capital: The Company targets a ratio of FFO to combined fixed charges and preferred distributions of 3.0 to 1.0. Fixed charges include interest expense and capitalized interest. Preferred distributions include amounts paid to preferred shareholders and preferred Operating Partnership unitholders. As of the year ended December 31, 2003, the FFO to combined fixed charges and preferred distributions ratio was 3.5 to 1.0. In addition, the Company believes that its financial position will enable it to access capital to finance its future growth. Subject to market conditions, the Company may add leverage to its capital structure.

Competition

Competition in the market areas in which many of the Company's properties are located is significant and has reduced the occupancy levels and rental rates of, and increased the operating expenses of, certain of these properties. Competition may be accelerated by any increase in availability of funds for investment in real estate. Barriers to entry are relatively low for those with the necessary capital and the Company competes for property acquisitions and tenants with entities that have greater financial resources than the Company. Recent increases in sublease space and unleased developments are expected to further intensify competition among operators in certain market areas in which the Company operates.

The Company's properties compete for tenants with similar properties located in its markets primarily on the basis of location, rent charged, services provided and the design and condition of improvements. The Company believes it possesses several distinguishing characteristics that enable it to compete effectively in the flex, office and industrial space markets. The Company believes its personnel are among the most experienced in these real estate markets. The Company's facilities are part of a comprehensive system encompassing standardized procedures and integrated reporting and information networks. The Company believes that the significant operating and financial experience of its executive officers and directors combined with the Company's capital structure, national investment scope, geographic diversity and economies of scale should enable the Company to compete effectively.

Investments in Real Estate Facilities

As of December 31, 2003, the Company owned and operated approximately 18.3 million net rentable square feet compared to 14.4 million net rentable square feet at December 31, 2002. The net increase in net rentable square feet was due to the acquisition of properties, partially offset by the disposition of facilities that were identified by management as not meeting the Company's ongoing investment strategy.

Summary of Business Model

The Company has a diversified portfolio. It is diversified geographically in eight major markets and has a diversified customer mix by size and industry concentration. The Company believes that this diversification combined with a conservative financing strategy, focus on markets with strong demographics for growth and operating strategy gives the Company a business model that mitigates risk and provides strong long-term growth opportunities.

Restrictions on Transactions with Affiliates

The Company's Bylaws provide that the Company may engage in a purchase or sale transaction with affiliates only if a transaction with an affiliate is (i) approved by a majority of the Company's independent directors and (ii) fair to the Company based on an independent appraisal or fairness opinion.

Borrowings

As of December 31, 2003, the Company had outstanding mortgage notes payable balances of approximately $20 million, $50 million outstanding on the Company's term loan, $95 million outstanding on its credit facility, and $100 million in short-term borrowings from PSI. See Notes 5 and 6 to the consolidated financial statements for a summary of the Company's borrowings at December 31, 2003.

As of December 31, 2003, the Company had $100 million in short-term borrowings from PSI. The note bore interest at 1.4% and was due on March 9, 2004. The Company repaid the note in full during the first quarter of 2004.

The Company has an unsecured line of credit (the "Credit Facility") with Wells Fargo Bank with a borrowing limit of $100 million and an expiration date of August 1, 2005. Interest on outstanding borrowings is payable monthly. In December 2003, the terms of the Credit Facility were amended to reduce the LIBOR spread to the amount discussed below. At the option of the Company, the rate of interest charged is equal to (i) the prime rate or (ii) a rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.60% to LIBOR plus 1.20% depending on the Company's credit ratings and coverage ratios, as defined (currently LIBOR plus 0.70%). In addition, the Company is required to pay an annual commitment fee of 0.25% of the borrowing limit. The Company had drawn $95 million and $0 on its line of credit at December 31, 2003 and 2002, respectively. The Company repaid in full the $95 million outstanding on its line of credit in January, 2004, and subsequently borrowed $51 million on its line of credit in February, 2004 to repay its $50 million term loan.

The Credit Facility requires the Company to meet certain covenants including (i) maintain a balance sheet leverage ratio (as defined) of less than 0.45 to 1.00, (ii) maintain interest and fixed charge coverage ratios (as defined) of not less than 2.25 to 1.00 and 1.75 to 1.00, respectively, (iii) maintain a minimum tangible net worth (as defined) and (iv) limit distributions to 95% of funds from operations (as defined) for any four consecutive quarters. In addition, the Company is limited in its ability to incur additional borrowings (the Company is required to maintain unencumbered assets with an aggregate book value equal to or greater than two times the Company's unsecured recourse debt; the ratio was 2.7 times at December 31, 2003) or sell assets. The Company was in compliance with the covenants of the Credit Facility at December 31, 2003.

In February 2002, the Company entered into a seven year, $50 million unsecured term note agreement with Fleet National Bank. The note bears interest at LIBOR plus 1.45% per annum and is due on February 20, 2009. The Company paid a one-time facility fee of 0.35% or $175,000 for the loan. The Company used the proceeds from the loan to reduce the amount drawn on the Credit Facility. During July, 2002, the Company entered into an interest rate swap transaction which resulted in a fixed Libor rate of 3.01% for the term loan through July, 2004, resulting in an all in rate of 4.46% per annum on the term loan. The unsecured note required the Company to meet covenants that are substantially the same as the covenants in the Credit Facility. The Company was in compliance with the note covenants at December 31, 2003. In February 2004, the Company repaid in full the $50 million outstanding on its term loan with Fleet National Bank with proceeds from its line of credit. The $50 million interest rate swap contract will be designated to the LIBOR-based borrowings on the line of credit.

The Company has broad powers to borrow in furtherance of the Company's objectives. The Company has incurred in the past, and may incur in the future, both short-term and long-term indebtedness to increase its funds available for investment in real estate, capital expenditures and distributions.

Employees

As of December 31, 2003, the Company employed 128 individuals, primarily personnel engaged in property operations. The Company believes that its relationship with its employees is good and none of the employees are represented by a labor union.

Insurance

The Company believes that its properties are adequately insured. The Company combines its insurance coverage with PSI to increase the combined buying power. Facilities operated by the Company have historically been covered by comprehensive insurance, including fire, earthquake, liability and extended coverage from nationally recognized carriers.

ITEM 1A. RISK FACTORS

In addition to the other information in this Form 10-K, the following factors should be considered in evaluating our company and our business.

Public Storage has significant influence over us.

At December 31, 2003, Public Storage and its affiliates owned 25% of the outstanding shares of our common stock (44% upon conversion of its interest in our operating partnership) and 25% of the outstanding common units of our operating partnership (100% of the common units not owned by us). Also, Ronald L. Havner, Jr., our Chairman of the Board, is also Vice-Chairman, Chief Executive Officer and a Director of Public Storage and Harvey Lenkin, one of our Directors, is President, Chief Operating Officer, and a Director of Public Storage. Consequently, Public Storage has the ability to significantly influence all matters submitted to a vote of our shareholders, including electing directors, changing our articles of incorporation, dissolving and approving other extraordinary transactions such as mergers, and all matters requiring the consent of the limited partners of the operating partnership. In addition, Public Storage's ownership may make it more difficult for another party to take over our company without Public Storage's approval.

Provisions in our organizational documents may prevent changes in control.

Our articles generally prohibit owning more than 7% of our shares. Our articles of incorporation restrict the number of shares that may be owned by any other person, and the partnership agreement of our operating partnership contains an anti-takeover provision. No shareholder (other than Public Storage and certain other specified shareholders) may own more than 7% of the outstanding shares of our common stock, unless our board of directors waives this limitation. We imposed this limitation to avoid, to the extent possible, a concentration of ownership that might jeopardize our ability to qualify as a REIT. This limitation, however, also makes a change of control much more difficult (if not impossible) even if it may be favorable to our public shareholders. These provisions will prevent future takeover attempts not approved by Public Storage even if a majority of our public shareholders consider it to be in their best interests because they would receive a premium for their shares over the shares' then market value or for other reasons.

Our board can set the terms of certain securities without shareholder approval. Our board of directors is authorized, without shareholder approval, to issue up to 50,000,000 shares of preferred stock and up to 100,000,000 shares of equity stock, in each case in one or more series. Our board has the right to set the terms of each of these series of stock. Consequently, the board could set the terms of a series of stock that could make it difficult (if not impossible) for another party to take over our company even if it might be favorable to our public shareholders. Our articles of incorporation also contain other provisions that could have the same effect. We can also cause our operating partnership to issue additional interests for cash or in exchange for property.

The partnership agreement of our operating partnership restricts mergers: The partnership agreement of our operating partnership generally provides that we may not merge or engage in a similar transaction unless the limited partners of our operating partnership are entitled to receive the same proportionate payments as our shareholders. In addition, we have agreed not to merge unless the merger would have been approved had the limited partners been able to vote together with our shareholders, which has the effect of increasing Public Storage's influence over us due to Public Storage's ownership of operating partnership units. These provisions may make it more difficult for us to merge with another entity.

Our operating partnership poses additional risks to us.

Limited partners of our operating partnership, including Public Storage, have the right to vote on certain changes to the partnership agreement. They may vote in a way that is against the interests of our shareholders. Also, as general partner of our operating partnership, we are required to protect the interests of the limited partners of the operating partnership. The interests of the limited partners and of our shareholders may differ.

We cannot sell certain properties without Public Storage's approval.

Prior to 2007, we are prohibited from selling 11 specified properties without Public Storage's approval. Since Public Storage would be taxed on a sale of these properties, the interests of Public Storage and our shareholders may differ as to the best time to sell.

We would incur adverse tax consequences if we fail to qualify as a REIT.

Our cash flow would be reduced if we fail to qualify as a REIT: While we believe that we have qualified since 1990 to be taxed as a REIT, and will continue to be so qualified, we cannot be certain. To continue to qualify as a REIT, we need to satisfy certain requirements under the federal income tax laws relating to our income, assets, distributions to shareholders and shareholder base. In this regard, the share ownership limits in our articles of incorporation do not necessarily ensure that our shareholder base is sufficiently diverse for us to qualify as a REIT. For any year we fail to qualify as a REIT, we would be taxed at regular corporate tax rates on our taxable income unless certain relief provisions apply. Taxes would reduce our cash available for distributions to shareholders or for reinvestment, which could adversely affect us and our shareholders. Also we would not be allowed to elect REIT status for five years after we fail to qualify unless certain relief provisions apply.

Our cash flow would be reduced if our predecessor failed to qualify as a REIT: For us to qualify to be taxed as a REIT, our predecessor, American Office Park Properties, also needed to qualify to be taxed as a REIT. We believe American Office Park Properties qualified as a REIT beginning in 1997 until its March 1998 merger with us. If it is determined that it did not qualify as a REIT, we could also lose our REIT qualification. Before 1997, our predecessor was a taxable corporation and, to qualify as a REIT, was required to distribute all of its profits before the end of 1996. While we believe American Office Park Properties qualified as a REIT since 1997, we did not obtain an opinion of an outside expert at the time of its merger with us.

We may need to borrow funds to meet our REIT distribution requirements: To qualify as a REIT, we must generally distribute to our shareholders 90% of our taxable income. Our income consists primarily of our share of our operating partnership's income. We intend to make sufficient distributions to qualify as a REIT and otherwise avoid corporate tax. However, differences in timing between income and expenses and the need to make nondeductible expenditures such as capital improvements and principal payments on debt could force us to borrow funds to make necessary shareholder distributions.

Since we buy and operate real estate, we are subject to general real estate investment and operating risks.

Summary of real estate risks: We own and operate commercial properties and are subject to the risks of owning real estate generally and commercial properties in particular. These risks include:

- the national, state and local economic climate and real estate conditions, such as oversupply of or reduced demand for space and changes in market rental rates;

- how prospective tenants perceive the attractiveness, convenience and safety of our properties;
- our ability to provide adequate management, maintenance and insurance;
- our ability to collect rent from tenants on a timely basis;
- the expense of periodically renovating, repairing and reletting spaces;
- environmental issues;
- compliance with the Americans with Disabilities Act and other federal, state, and local laws and regulations;
- increasing operating costs, including real estate taxes, insurance and utilities, if these increased costs cannot be passed through to tenants;
- changes in tax, real estate and zoning laws;
- increase in new commercial properties in our market;
- tenant defaults and bankruptcies;
- tenant's right to sublease space; and
- concentration of properties leased to non-rated private companies.

Certain significant costs, such as mortgage payments, real estate taxes, insurance and maintenance, generally are not reduced even when a property's rental income is reduced. In addition, environmental and tax laws, interest rate levels, the availability of financing and other factors may affect real estate values and property income. Furthermore, the supply of commercial space fluctuates with market conditions.

If our properties do not generate sufficient income to meet operating expenses, including any debt service, tenant improvements, leasing commissions and other capital expenditures, we may have to borrow additional amounts to cover fixed costs, and we may have to reduce our distributions to shareholders.

***We recently acquired a large property in a new market*:** In December 2003, we acquired an industrial park in Miami, Florida. This is our only property in this market and represents approximately 18% of our properties' aggregate net rentable square footage at December 31, 2003. As a result of our lack of experience with the Miami market and other factors, the operating performance of this property may be less than we anticipate, and we may have difficulty in integrating this property into our existing portfolio.

We may encounter significant delays and expense in reletting vacant space, or we may not be able to relet space at existing rates, in each case resulting in losses of income: When leases expire, we will incur expenses in retrofitting space and we may not be able to release the space on the same terms. Certain leases provide tenants with the right to terminate early if they pay a fee. Our properties as of December 31, 2003 generally have lower vacancy rates than the average for the markets in which they are located, and leases accounting for 18.5% of our annual rental income expire in 2004 and 25.4% in 2005 (leases accounting for 32.6% of our annual rental income from small tenants expire in 2004 and 26.7% in 2005). While we have estimated our cost of renewing leases that expire in 2004 and 2005, our estimates could be wrong. If we are unable to release space promptly, if the terms are significantly less favorable than anticipated or if the costs are higher, we may have to reduce our distributions to shareholders.

Tenant defaults and bankruptcies may reduce our cash flow and distributions: We may have difficulty in collecting from tenants in default, particularly if they declare bankruptcy. This could affect our cash flow and distributions to shareholders. Since many of our tenants are non-rated private companies, this risk may be enhanced.

Leases with Footstar generate approximately 0.9% of our revenues. Footstar and its affiliates recently filed for protection under Chapter 11 of the U.S. Bankruptcy Laws. In connection with such filing, they have rejected one of two leases with the Company. The lease which has been rejected consists of approximately 60,000 square feet in

Dallas, Texas, with minimum annual rents of approximately $620,000. No action has been taken with respect to the second lease. In addition, leases with Worldcom and a related Worldcom entity, both of which are in bankruptcy, generate approximately 0.5% of our revenues. Worldcom and its bankrupt related entity have recently notified us that they are rejecting leases representing approximately 0.2% of our revenues and are threatening to reject the other leases with us. In addition, we believe that a second Worldcom related entity, although not in bankruptcy, may be in financial difficulty. A lease with this second Worldcom related entity generates approximately 0.5% of our revenues. Another large tenant representing approximately 1.2% of revenues originally defaulted on its lease obligations in the third quarter of 2002. While the tenant subsequently cured the original default, they have continued to experience multiple default situations, most recently in February, 2004, which was subsequently cured in March, 2004. The Company will continue to monitor this tenant and its financial condition. The tenant is requesting a modification of its lease. Several other of our large tenants have contacted us, requesting early termination of their lease, rent reduction in space under lease, rent deferment or abatement. At this time, the Company cannot anticipate what impact, if any, the ultimate outcome of these discussions will have on our operating results.

We may be adversely affected by significant competition among commercial properties: Many other commercial properties compete with our properties for tenants. Some of the competing properties may be newer and better located than our properties. We also expect that new properties will be built in our markets. Also, we compete with other buyers, many of whom are larger than us, for attractive commercial properties. Therefore, we may not be able to grow as rapidly as we would like.

We may be adversely affected if casualties to our properties are not covered by insurance: We carry insurance on our properties that we believe is comparable to the insurance carried by other operators for similar properties. However, we could suffer uninsured losses or losses in excess of policy limits for such occurrences such as earthquakes that adversely affect us or even result in loss of the property. We might still remain liable on any mortgage debt or other unsatisfied obligations related to that property.

The illiquidity of our real estate investments may prevent us from adjusting our portfolio to respond to market changes: There may be delays and difficulties in selling real estate. Therefore, we cannot easily change our portfolio when economic conditions change. Also, tax laws limit a REIT's ability to sell properties held for less than four years.

We may be adversely affected by changes in laws: Increases in income and service taxes may reduce our cash flow and ability to make expected distributions to our shareholders. Our properties are also subject to various federal, state and local regulatory requirements, such as state and local fire and safety codes. If we fail to comply with these requirements, governmental authorities could fine us or courts could award damages against us. We believe our properties comply with all significant legal requirements. However, these requirements could change in a way that would reduce our cash flow and ability to make distributions to shareholders.

We may incur significant environmental remediation costs: Under various federal, state and local environmental laws, an owner or operator of real estate may have to clean spills or other releases of hazardous or toxic substances on or from a property. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may exceed the value of the property. The presence of toxic substances, or the failure to properly remedy any resulting contamination, may make it more difficult for the owner or operator to sell, lease or operate its property or to borrow money using its property as collateral. Future environmental laws may impose additional material liabilities on us.

We may be affected by the Americans with Disabilities Act.

The Americans with Disabilities Act of 1990 requires that access and use by disabled persons of all public accommodations and commercial properties be facilitated. Existing commercial properties must be made accessible to disabled persons. While we have not estimated the cost of complying with this act, we do not believe the cost will be material. We have an ongoing program to bring our properties into what we believe is compliance with the American with Disabilities Act.

We depend on external sources of capital to grow our company:

We are generally required under the Internal Revenue Code to distribute at least 90% of our taxable income. Because of this distribution requirement, we may not be able to fund future capital needs, including any necessary building and tenant improvements, from operating cash flow. Consequently, we may need to rely on third-party sources of capital to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Access to third-party sources of capital depends, in part, on general market conditions, the market's perception of our growth potential, our current and expected future earnings, our cash flow, and the market price per share of our common stock. If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, satisfy any debt service obligations, or make cash distributions to shareholders.

Our ability to control our properties may be adversely affected by ownership through partnerships and joint ventures.

We own most of our properties through our operating partnership. Our organizational documents do not prevent us from acquiring properties with others through partnerships or joint ventures. This type of investment may present additional risks. For example, our partners may have interests that differ from ours or that conflict with ours, or our partners may become bankrupt. During 2001, we entered into a joint venture arrangement that held property subject to debt. This joint venture has been liquidated and all debts paid; however, we may enter into similar arrangements with the same partner or other partners.

We can change our business policies and increase our level of debt without shareholder approval.

Our board of directors establishes our investment, financing, distribution and our other business policies and may change these policies without shareholder approval. Our organizational documents do not limit our level of debt. A change in our policies or an increase in our level of debt could adversely affect our operations or the price of our common stock.

We can issue additional securities without shareholder approval.

We can issue preferred, equity and common stock without shareholder approval. Holders of preferred stock have priority over holders of common stock, and the issuance of additional shares of stock reduces the interest of existing holders in our company.

Increases in interest rates may adversely affect the market price of our common stock.

One of the factors that influences the market price of our common stock is the annual rate of distributions that we pay on our common stock, as compared with interest rates. An increase in interest rates may lead purchasers of REIT shares to demand higher annual distribution rates, which could adversely affect the market price of our common stock.

Shares that become available for future sale may adversely affect the market price of our common stock.

Substantial sales of our common stock, or the perception that substantial sales may occur, could adversely affect the market price of our common stock. As of December 31, 2003, Public Storage owned 25% of the outstanding shares of our common stock (44% upon conversion of its interest in our operating partnership). These shares, as well as shares of common stock held by certain other significant stockholders, are eligible to be sold in the public market, subject to compliance with applicable securities laws.

We depend on key personnel.

We depend on our key personnel, including Ronald L. Havner, Jr., our Chairman of the Board, and Joseph D. Russell, Jr., our President and Chief Executive Officer. The loss of Mr. Havner, Mr. Russell, or other key personnel could adversely affect our operations. We maintain no key person insurance on our key personnel.

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for all losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict which could further impact our business and operating results.

We may be affected by California's budget shortfall.

The California budget could affect our company in many ways, including the possible repeal of Proposition 13, which could result in higher property taxes. Reduced state and local government spending and the resulting effects on the state and local economies could have an adverse impact on demand for our space. The budget shortfall could impact our company in other ways that cannot be predicted. Approximately 35% of our properties' net operating income is generated in California.

Recent change in taxation of corporate dividends may adversely affect the value of our shares.

The Jobs and Growth Tax Relief Reconciliation Act of 2003, enacted on May 28, 2003, generally reduces to 15% the maximum marginal rate of federal tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to individuals by a REIT on its shares except for certain limited amounts. The earnings of a REIT that are distributed to its shareholders still will generally be subject to less federal income taxation on an aggregate basis than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate-level income tax. The Jobs and Growth Tax Act, however, could cause individual investors to view stocks of regular C corporations as more attractive relative to shares of REITs than was the case prior to the enactment of the legislation because the dividends from regular C corporations, which previously were taxed at the same rate as REIT dividends, now will be taxed at a maximum marginal rate of 15% while REIT dividends will be taxed at a maximum marginal rate of 35%. We cannot predict what effect, if any, the enactment of this legislation may have on the value of our common stock, either in terms of price or relative to other investments.

ITEM 2. PROPERTIES

As of December 31, 2003, the Company owned approximately 10.9 million square feet of "flex" space, 4.6 million square feet of industrial space and 2.8 million square feet of suburban office space concentrated primarily in eight major markets consisting of Southern and Northern California, Southern and Northern Texas, Florida, Virginia, Maryland and Oregon. The weighted average occupancy rate throughout 2003 was 92.3% and the average rental rate per square foot was $14.62, both of which exclude the effect of assets classified as held for sale.

The following table contains information about all properties (including those classified as assets held for sale) owned by the Company as of December 31, 2003 and the weighted average occupancy rates throughout 2003 (Except as set forth below, all of the properties are held in fee simple interest):

	Rentable Square Footage				Weighted
City	Flex	Industrial	Office	Total	Occupancy
Arizona					
Mesa	78,038	-	-	78,038	98.7%
Phoenix	309,585	-	-	309,585	93.2%
Tempe	291,264	-	-	291,264	94.4%
	678,887	-	-	678,887	94.6%
Northern California					
Hayward	-	406,712	-	406,712	99.5%
Monterey	-	-	12,003	12,003	81.7%
Sacramento	-	-	366,203	366,203	94.3%
San Jose	387,631	-	-	387,631	91.7%
San Ramon	-	-	52,149	52,149	99.5%
Santa Clara	178,132	-	-	178,132	100.0%
So. San Francisco	93,775	-	-	93,775	97.1%
	659,538	406,712	430,355	1,496,605	96.0%
Southern California					
Buena Park	-	317,312	-	317,312	100.0%
Carson	77,255	-	-	77,255	99.5%
Cerritos	-	394,610	31,270	425,880	99.9%
Culver City	146,402	-	-	146,402	91.2%
Irvine	-	-	160,499	160,499	97.2%
Laguna Hills	613,947	-	-	613,947	96.7%
Lake Forest	296,597	-	-	296,597	96.1%
Monterey Park	199,056	-	-	199,056	98.0%
Orange	-	-	107,073	107,073	83.7%
San Diego	535,345	-	-	535,345	95.5%
Santa Ana	-	-	436,611	436,611	71.9%
Signal Hill	178,146	-	-	178,146	98.5%
Studio City	22,092	-	-	22,092	100.0%
Torrance	147,220	-	-	147,220	96.9%
	2,216,060	711,922	735,453	3,663,435	95.4%

City	Rentable Square Footage Flex	Industrial	Office	Total	Weighted Occupancy
Maryland					
Beltsville	307,791	-	-	307,791	94.4%
Gaithersburg	-	-	28,994	28,994	99.6%
Landover (2)	254,212	-	-	254,212	82.6%
Largo	149,918	-	-	149,918	75.4%
Rockville	213,853	-	691,434	905,287	88.7%
	925,774	-	720,428	1,646,202	87.8%
Oregon					
Beaverton	1,493,385	-	346,376	1,839,761	81.2%
Milwaukee	101,578	-	-	101,578	87.1%
	1,594,963	-	346,376	1,941,339	81.5%
Northern Texas					
Dallas	236,997	-	-	236,997	86.2%
Farmers Branch	113,302	-	-	113,302	85.1%
Garland	36,458	-	-	36,458	74.4%
Houston	176,977	-	131,214	308,191	94.3%
Las Colinas (1)	713,526	231,217	-	944,743	96.6%
Mesquite	56,541	-	-	56,541	90.0%
Missouri City	66,000	-	-	66,000	98.9%
Plano	184,809	-	-	184,809	97.5%
Richardson	116,800	-	-	116,800	87.8%
	1,701,410	231,217	131,214	2,063,841	93.6%
Southern Texas					
Austin	831,061	-	-	831,061	89.2%
	831,061	-	-	831,061	89.2%
Florida					
Miami	723,403	2,616,803	11,840	3,352,046	83.4%
	723,403	2,616,803	11,840	3,352,046	83.4%
Virginia					
Alexandria	208,519	-	-	208,519	95.9%
Chantilly (2)	494,618	-	-	494,618	81.7%
Herndon	193,623	-	50,750	244,373	85.5%
Lorton	246,520	-	-	246,520	98.6%
Merrifield	302,723	-	355,127	657,850	94.1%
Springfield	359,742	-	-	359,742	98.6%
Sterling	295,625	-	-	295,625	91.8%
Woodbridge	113,629	-	-	113,629	96.7%
	2,214,999	-	405,877	2,620,876	94.7%
Washington					
Renton	27,912	-	-	27,912	93.8%
	27,912	-	-	27,912	93.8%
Totals	11,574,007	3,966,654	2,781,543	18,322,204	92.0%

(1) The Company owns one property that is subject to a ground lease in Las Colinas, Texas.

(2) Three commercial properties serve as collateral to mortgage notes payable. For more information, see Note 6 of the Consolidated Financial Statements.

Each of these properties will continue to be used for its current purpose. Competition exists in the market areas in which these properties are located. Barriers to entry are relatively low for competitors with the necessary capital and the Company will be competing for properties and tenants with entities that have greater financial resources than the Company. The Company believes that while the current overall demand for commercial space has softened in 2003 and 2002, there is sufficient demand to maintain healthy occupancy rates.

The Company has risks that tenants will default on leases and declare bankruptcy. Management believes these risks are mitigated through the Company's geographic diversity and diverse tenant base. As of December 31, 2003, tenants occupying approximately 90,000 square feet of commercial space had declared bankruptcy and all of the bankrupt tenants were current on their monthly rental payments. Subsequent to December 31, 2003, a tenant and its affiliates filed for protection under Chapter 11 of the U.S. Bankruptcy Laws. In connection with such filing, they have rejected one of two leases with the Company. The lease which has been rejected was for approximately 60,000 square feet in Dallas, Texas, with minimum annual rents of approximately $620,000. No action has been taken with respect to the second lease.

The Company evaluates the performance of its properties primarily based on net operating income ("NOI"). NOI is defined by the Company as rental income less cost of operations. Accordingly, NOI excludes certain items such as interest income, dividend income, depreciation expense, amortization expense, general and administrative expense, interest expense and minority interest in income which are included in the determination of net income under accounting principles generally accepted in the United States. The following information illustrates revenues and NOI generated for the Company's total portfolio in 2003, 2002, and 2001 by geographic region and by property classifications. As a result of acquisitions and dispositions, certain properties were not held for the full year.

The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance in accordance in accordance with generally accepted accounting principles. The tables below also includes a reconciliation of NOI to the most comparable amounts based on generally accepted accounting principles.

	For the Year Ended December 31, 2003			
	Flex	Office	Industrial	Total
Revenue:				
Southern California	$ 33,783,000	$ 7,533,000	$ 5,106,000	$ 46,422,000
Northern California	11,275,000	6,577,000	2,824,000	20,676,000
Southern Texas	8,171,000	-	-	8,171,000
Northern Texas	18,908,000	2,084,000	859,000	21,851,000
Florida	-	-	98,000	98,000
Virginia	33,276,000	9,318,000	-	42,594,000
Maryland	10,978,000	16,375,000	-	27,353,000
Oregon	18,256,000	2,832,000	-	21,088,000
Other	5,872,000	-	-	5,872,000
	$ 140,519,000	$ 44,719,000	$ 8,887,000	$ 194,125,000
NOI:				
Southern California	$ 26,100,000	$ 4,473,000	$ 4,207,000	$ 34,780,000
Northern California	9,182,000	4,661,000	2,299,000	16,142,000
Southern Texas	5,425,000	-	-	5,425,000
Northern Texas	13,188,000	1,261,000	558,000	15,007,000
Florida	-	-	58,000	58,000
Virginia	24,296,000	6,360,000	-	30,656,000
Maryland	8,018,000	11,762,000	-	19,780,000
Oregon	13,267,000	1,633,000	-	14,900,000
Other	3,460,000	-	-	3,460,000
	$ 102,936,000	$ 30,150,000	$ 7,122,000	$ 140,208,000

For the Year Ended December 31, 2002	Flex	Office	Industrial	Total
Revenue:				
Southern California	$ 33,014,000	$ 4,170,000	$ 4,701,000	$ 41,885,000
Northern California	12,006,000	6,455,000	2,678,000	21,139,000
Southern Texas	8,832,000	-	-	8,832,000
Northern Texas	19,210,000	1,966,000	-	21,176,000
Virginia	32,049,000	8,145,000	-	40,194,000
Maryland	11,889,000	14,759,000	-	26,648,000
Oregon	21,765,000	3,138,000	-	24,903,000
Other	5,823,000	-	-	5,823,000
	$ 144,588,000	$ 38,633,000	$ 7,379,000	$ 190,600,000
NOI:				
Southern California	$ 25,525,000	$ 2,602,000	$ 3,789,000	$ 31,916,000
Northern California	9,832,000	4,477,000	2,108,000	16,417,000
Southern Texas	5,875,000	-	-	5,875,000
Northern Texas	13,401,000	1,166,000	-	14,567,000
Virginia	23,345,000	5,488,000	-	28,833,000
Maryland	9,231,000	9,889,000	-	19,120,000
Oregon	17,549,000	1,982,000	-	19,531,000
Other	3,345,000	-	-	3,345,000
	$ 108,103,000	$ 25,604,000	$ 5,897,000	$ 139,604,000

For the Year Ended December 31, 2001	Flex	Office	Industrial	Total
Revenue:				
Southern California	$ 28,587,000	$ 7,515,000	$ 5,824,000	$ 41,926,000
Northern California	15,451,000	1,369,000	2,756,000	19,576,000
Southern Texas	9,517,000	-	-	9,517,000
Northern Texas	18,005,000	1,823,000	-	19,828,000
Virginia	25,747,000	8,591,000	-	34,338,000
Maryland	8,439,000	512,000	-	8,951,000
Oregon	12,335,000	2,711,000	-	15,046,000
Other	5,791,000	-	-	5,791,000
	$ 123,872,000	$ 22,521,000	$ 8,580,000	$ 154,973,000
NOI:				
Southern California	$ 22,357,000	$ 4,863,000	$ 4,555,000	$ 31,775,000
Northern California	11,706,000	942,000	2,228,000	14,876,000
Southern Texas	6,341,000	-	-	6,341,000
Northern Texas	12,602,000	947,000	-	13,549,000
Virginia	19,500,000	5,508,000	-	25,008,000
Maryland	6,529,000	399,000	-	6,928,000
Oregon	10,074,000	1,974,000	-	12,048,000
Other	3,371,000	-	-	3,371,000
	$ 92,480,000	$ 14,633,000	$ 6,783,000	$ 113,896,000

The following table is provided to reconcile the above presentation of NOI to consolidated operating income as determined by GAAP:

	For the Year Ended December 31,		
	2003	2002	2001
Net Operating Income:			
Segmented	$ 140,208,000	$ 139,604,000	$ 113,896,000
Facility management fees	596,000	587,000	531,000
Gain on sale of marketable equity securities	2,043,000	41,000	8,000
Interest and other income	1,125,000	959,000	2,621,000
Depreciation and amortization	(58,927,000)	(55,183,000)	(37,602,000)
General and administrative	(4,683,000)	(5,125,000)	(4,892,000)
Interest expense	(4,015,000)	(5,324,000)	(1,715,000)
Income before discontinued operations and minority interest	$ 76,347,000	$ 75,559,000	$ 72,847,000

Significant Properties

As of and for the year ended December 31, 2003, one of the Company's properties had a book value of more than 10% of the Company's total assets. The property, known as Miami International Commerce Center, is a business park in Miami, Florida consisting of 53 buildings (3,352,000 square feet) consisting of flex (723,000 square feet), industrial (2,617,000 square feet), and office (12,000 square feet) space. The property was purchased on December 30, 2003 and has a book value of $205 million representing approximately 15% of the Company's total assets at December 31, 2003.

The following table sets forth information with respect to occupancy and rental rates at Miami International Commerce Center for each of the last five years:

	1999	2000	2001	2002	2003
Occupancy rate	93.3%	91.4%	89.3%	86.3%	81.7%
Rental rate per square foot	$ 6.80	$ 6.89	$ 7.06	$ 6.96	$ 7.12

There is no one tenant that occupies ten percent or more of the rentable square footage at Miami International Commerce Center.

The following table sets forth information with respect to lease expirations at Miami International Commerce Center:

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Footage Subject to Expiring Leases	Annual Base Rents Under Expiring Leases	Percentage of Total Annual Base Rents Represented by Expiring Leases
2004	97	872,619	$ 6,295,000	29.0%
2005	101	953,243	7,395,000	34.1%
2006	82	591,990	4,554,000	21.0%
2007	12	127,852	988,000	4.6%
2008	17	126,330	1,265,000	5.8%
2009	3	29,047	255,000	1.2%
2010	1	13,423	144,000	0.7%
2011	1	70,957	569,000	2.6%
2012	1	1,194	39,000	0.2%
2013	3	5,714	175,000	0.8%
Thereafter	0	0	0	0.0%
Total	318	2,792,369	$ 21,679,000	100.0%

The following table sets forth information with respect to tax depreciation at Miami International Commerce Center:

	Tax Basis	Rate of Depreciation	Method	Life In Years	Accumulated Depreciation
Improvements	$ 26,389,596	5.0%	MACRS, 200%	5	$ 1,319,480
Improvements	48,703,258	1.25%	MACRS, 150%	15	608,791
Buildings	80,000,819	0.1%	MACRS, SL	39	85,601
Total	$ 155,093,673				$ 2,013,872

Accumulated depreciation for personal property shown in the preceding table was derived using the mid-quarter convention.

Portfolio Information

Approximately 76% of the Company's annual base rents are derived from large tenants, which consist of tenants with average leases greater or equal to 5,000 square feet. These tenants generally sign longer leases, require greater tenant improvements, are represented by a broker and are better credit tenants. The remaining 24% of the Company's annual base rents are derived from small tenants with average space requirements of less than 5,000 square feet and a shorter lease term duration. Tenant improvements are relatively small for these tenants and most leases are done in-house with no lease commissions. These tenants have lower credit profiles and delinquencies and bankruptcies are more frequent. The following tables set forth the lease expirations for the entire portfolio of properties owned as of December 31, 2003 in addition to bifurcating the lease expirations for properties serving primarily small businesses and those properties serving primarily larger businesses:

Lease Expirations (Entire Portfolio) as of December 31, 2003

Year of Lease Expiration	Rentable Square Footage Subject to Expiring Leases	Annual Base Rents Under Expiring Leases	Percentage of Total Annual Base Rents Represented by Expiring Leases
2004	3,688,000	$ 38,758,000	18.5%
2005	4,405,000	53,353,000	25.4%
2006	3,135,000	39,847,000	19.0%
2007	1,602,000	22,006,000	10.5%
2008	1,383,000	23,428,000	11.2%
Thereafter	2,521,000	32,314,000	15.4%
Total	16,734,000	$ 209,706,000	100.0%

Lease Expirations (Small Tenant Portfolio) as of December 31, 2003

The Company's small tenant portfolio consists of properties with average leases less than 5,000 square feet.

Year of Lease Expiration	Rentable Square Footage Subject to Expiring Leases	Annual Base Rents Under Expiring Leases	Percentage of Total Annual Base Rents Represented by Expiring Leases
2004	1,450,000	$ 16,624,000	32.6%
2005	1,162,000	13,624,000	26.7%
2006	714,000	8.847,000	17.3%
2007	387,000	4,981,000	9.8%
2008	226,000	3,130,000	6.1%
Thereafter	423,000	3,810,000	7.5%
Total	4,362,000	$ 51,016,000	100.0%

Lease Expirations (Large Tenant Portfolio) as of December 31, 2003

The Company's large tenant portfolio consists of properties with average leases greater than or equal to 5,000 square feet.

Year of Lease Expiration	Rentable Square Footage Subject to Expiring Leases	Annual Base Rents Under Expiring Leases	Percentage of Total Annual Base Rents Represented by Expiring Leases
2004	2,238,000	$ 22,134,000	13.9%
2005	3,243,000	39,729,000	25.0%
2006	2,421,000	31,000,000	19.5%
2007	1,215,000	17,025,000	10.7%
2008	1,157,000	20,298,000	12.8%
Thereafter	2,098,000	28,504,000	18.1%
Total	12,372,000	$ 158,690,000	100.0%

Environmental Matters: Compliance with laws and regulations relating to the protection of the environment, including those regarding the discharge of material into the environment, has not had any material effects upon the capital expenditures, earnings or competitive position of the Company.

Substantially all of the Company's properties have been subjected to Phase I environmental reviews. Such reviews have not revealed, nor is management aware of, any probable or reasonably possible environmental costs that management believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any potentially material environmental liability, except as discussed in Item 3 below.

ITEM 3. LEGAL PROCEEDINGS

In January 2003, the Company signed a Consent Decree resolving all potential liability to the Oregon Department of Environmental Quality with respect to Creekside Corporate Park property in Beaverton, Oregon. The Company paid approximately $128,000 pursuant to the Consent Decree. A former owner of Creekside Corporate Park has contributed approximately $58,000 to the settlement.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company did not submit any matter to a vote of security holders in the fourth quarter of the fiscal year ended December 31, 2003.

ITEM 4A. EXECUTIVE OFFICERS

The following is a biographical summary of the executive officers of the Company:

Ronald L. Havner, Jr., age 46, has been Chairman of the Company from March 1998 to the present, Chief Executive Officer from March 1998 to August 2003, and President of the Company from March 1998 to September 2002. In November 2002, Mr. Havner became Vice Chairman and Chief Executive Officer of PSI. From December 1996 until March 1998, Mr. Havner was Chairman, President and Chief Executive Officer of AOPP. He was Senior Vice President and Chief Financial Officer of PSI, an affiliated REIT, and Vice President of the Company and certain other REITs affiliated with PSI, until December 1996. Mr. Havner became an officer of PSI in 1986, prior to which he was in the audit practice of Arthur Andersen & Company. He is a member of the National Association of Real Estate Investments Trusts (NAREIT) and the Urban Land Institute (ULI) and a Director of Business Machine Security, Inc. and Mobile Storage Group, Inc. Mr. Havner earned a Bachelor of Arts degree in Economics from the University of California, Los Angeles in 1979 and graduated Summa Cum Laude.

Joseph D. Russell, Jr., age 44, has been President since September 2002 and was named Chief Executive Officer and elected as a Director in August 2003. Mr. Russell joined Spieker Partners in 1990 and became an officer of Spieker Properties when it went public as a REIT in 1993. Prior to its merger with Equity Office Properties (EOP) in 2001, Mr. Russell was President of Spieker Properties' Silicon Valley Region. Mr. Russell earned a Bachelor of Science degree from the University of Southern California and a Masters of Business Administration from the Harvard Business School. Prior to entering the commercial real estate business, Mr. Russell spent approximately six years with IBM in various marketing positions. Mr. Russell is a Board Member and past President of the National Association of Industrial and Office Parks, Silicon Valley Chapter.

Stephen S. King, age 47, was promoted to Executive Vice President, West Coast and Chief Administrative Officer in March 2004. Mr. King is responsible for the Company's property operations in Oregon, California, and Arizona, while also having companywide responsibilities as Chief Administrative Officer. Previously, Mr. King was Vice President and Chief Operating Officer of the Company from August 2001 to March 2004. Mr. King joined the Company as Vice President in April 2000 with responsibility for property operations for the Southwest Division. He became an executive officer of the Company in March 2001. From 1998 to April 2000, Mr. King was Vice President of Asset Management for The RREEF Funds with responsibility for over 10 million square feet of industrial property owned in a joint venture with the California Public Employees Retirement System (CalPERS). From 1989 through 1998, Mr. King was Assistant Vice President, Western Division for USAA Real Estate Company. He has over twenty years of development, construction, property management and leasing experience. Mr. King is a licensed California real estate broker and a member of the Institute for Real Estate Management (IREM) and the National Association of Industrial and Office Properties (NAIOP). Mr. King earned a Bachelor of Arts degree in Economics from Texas A&M.

Edward A. Stokx, age 38, a certified public accountant, has been Chief Financial Officer and Secretary of the Company since December 2003 and Executive Vice President since March 2004. Mr. Stokx joined Center Trust, a developer, owner, and operator of retail shopping centers in 1997. He was promoted to Chief Financial Officer and Secretary in 2001 and served until its merger with another public REIT in 2003. Prior to joining Center Trust, Mr. Stokx was with Deloitte and Touche from 1989 to 1997, with a focus on real estate clients. Mr. Stokx earned a Bachelor of Science degree in Accounting from Loyola Marymount University.

Maria R. Hawthorne, age 44, was promoted to Senior Vice President of the Company in March, 2004, with responsibility for property operations on the East Coast, which include Northern Virginia, Maryland and Florida. Ms. Hawthorne has been with the Company and its predecessors for eighteen years. From June 2001 through March 2004, Ms. Hawthorne was Vice President of the Company, responsible for property operations in Northern Virginia. From July 1994 to June 2001, Ms. Hawthorne was a Regional Manager of the Company in Northern Virginia. From August 1988 to July 1994, Ms. Hawthorne was the Director of Leasing and Property Manager for American Office Park Properties. Ms. Hawthorne earned a Bachelor of Arts Degree in International Relations from Pomona College.

Jack E. Corrigan, age 43, a certified public accountant, has been Vice President of the Company since June 1998 and Chief Financial Officer and Secretary from June 1998 to December 2003. From February 1991 until June 1998, Mr. Corrigan was a partner of LaRue, Corrigan & McCormick with responsibility for the audit and accounting practice. He was Vice President and Controller of PSI (formerly Storage Equities, Inc.) from 1989 until February 1991. Mr. Corrigan earned a Bachelor of Science degree in Accounting from Loyola Marymount University.

J. Michael Lynch, age 51, has been Vice President-Director of Acquisitions and Development of the Company since June 1998. Mr. Lynch was Vice President of Acquisitions and Development of Nottingham Properties, Inc. from 1995 until May 1998. He has 18 years of real estate experience, primarily in acquisitions and development. From 1988 until 1995, Mr. Lynch was a development project manager for The Parkway Companies. From 1983 until 1988, he was an Assistant Vice President, Real Estate Investment Department of First Wachovia Corporation. Mr. Lynch earned a Bachelor of Arts degree in Economics from Mt. St. Mary's College and a Masters of Architecture from the Virginia Polytechnic Institute.

Joseph E. Miller, age 40, was promoted to Vice President, Corporate Controller in December 2001 with responsibilities for financial and operational accounting, reporting, and analysis. Mr. Miller joined the Company in August 2001 as Vice President, Property Operations Controller focusing on operational systems and processes. Previously, Mr. Miller was Corporate Controller for Maguire Partners, a Los Angeles commercial real estate developer, owner, and manager, from May 1997 to August 2001. Prior to joining Maguire Partners, Mr. Miller was an audit manager at Ernst & Young with a focus on real estate clients. Mr. Miller is a certified public accountant and has earned a Bachelor of Science degree in Business Administration from California State University, Northridge, and a Masters of Business Administration from the University of Southern California.

Angelique A. Benschneider, age 41, joined the Company as Vice President in November 2000 with responsibility for property operations for the Midwest Division. Ms. Benschneider became an executive officer of the Company in March 2001. From 1999 to November 2000, Ms. Benschneider was a Senior Asset Manager for Amerishop Real Estate Services, where she was responsible for retail portfolio performance for the Company on the East Coast. From 1996 to 1999, Ms. Benschneider was a General Manager for GIC Real Estate, Inc. and was responsible for the management and leasing of Thanksgiving Tower, a 1,500,000 square foot high rise office tower. Ms. Benschneider has experience in regional malls, working on the redevelopment of the 2,900,000 square foot King of Prussia Mall in Philadelphia, Pennsylvania. Ms. Benschneider earned a Bachelor of Science degree in Business Administration from the University of North Texas and a Masters of Business Administration from the University of Texas, Dallas.

Coby Holley, age 35, joined the Company as Vice President in December 2003 with responsibility for property operations for the Pacific Northwest Division. Prior to joining the Company, Mr. Holley was first Vice President at CB Richard Ellis, where he was responsible for the marketing and leasing efforts for projects to totaling over 1.8 million square feet. From 1998 to 2003, he was the Managing Director of Insignia/ESG's Portland office, where he participated in the development and leasing of numerous commercial properties, specializing on the Beaverton suburban office and flex space submarket. Mr. Holley earned a Bachelor of Arts degree from Lewis and Clark College.

Robin E. Mather, age 41, was promoted to Vice President of the Company in March, 2004 with responsibility for property operations in Southern California, which include Los Angeles, Orange and San Diego counties. Ms. Mather has been with the Company since July 2001, serving as Southern California Regional Manager responsible for property operations in Los Angeles and Orange County. From 1996 to 2001, Ms. Mather was Project Director for Spieker Properties with responsibility for the leasing and property management of mid and high-rise office buildings in the Orange County area. Ms. Mather, a native of Canada, studied at McGill University and Champlain College, graduating in 1982. She is a licensed California real estate agent and is active in a number of real estate industry associations.

William A. McFaul, age 38, was promoted to Vice President of the Company in December 2001 with responsibility for property operations for the Maryland Division. Mr. McFaul has been with the Company since July 1999. Mr. McFaul became a Regional Manager in January 2001 with responsibility for property operations of the Maryland Region and was a Senior Property Manager from July 1999 until December 2000. Prior to joining the Company, Mr. McFaul worked for The Rouse Company, a national real estate development firm, for ten years holding various positions in leasing and operations. Mr. McFaul earned a Bachelor of Science degree in Business Administration and a Masters of Business Administration from Loyola College in Maryland.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

a. Market Price of the Registrant's Common Equity:

The Common Stock of the Company trades on the American Stock Exchange under the symbol PSB. The following table sets forth the high and low sales prices of the Common Stock on the American Stock Exchange for the applicable periods:

Three Months	Range	
Ended	High	Low
March 31, 2003	$32.12	$29.63
June 30, 2003	$36.12	$29.47
September 30, 2003	$39.62	$35.15
December 31, 2003	$41.65	$37.30
March 31, 2002	$36.50	$30.70
June 30, 2002	$37.34	$34.10
September 30, 2002	$35.47	$30.96
December 31, 2002	$34.30	$29.75

As of March 9, 2004, there were 652 holders of record of the Common Stock.

b. Dividends

Holders of Common Stock are entitled to receive distributions when, as and if declared by the Company's Board of Directors out of any funds legally available for that purpose. The Company is required to distribute at least 90% of its net taxable ordinary income prior to the filing of the Company's tax return and 85%, subject to certain adjustments, during the calendar year, to maintain its REIT status for federal income tax purposes. It is management's intention to pay distributions of not less than these required amounts.

Distributions paid per share of Common Stock for 2003 and 2002 amounted to $1.16 per year. Since the second quarter of 1998 and through the fourth quarter of 2000, the Company had declared regular quarterly dividends of $0.25 per common share. In March 2001, the Board of Directors increased the quarterly dividends from $0.25 to $0.29 per common share. In 2003, the Company continued to pay quarterly dividends of $0.29 per common share. The Board of Directors has established a distribution policy to maximize the retention of operating cash flow and distribute the minimum amount required for the Company to maintain its tax status as a REIT. Pursuant to restrictions contained in the Company's Credit Facility with Wells Fargo Bank, distributions may not exceed 95% of funds from operations, as defined. For more information on the Credit Facility, see Note 5 to the consolidated financial statements.

ITEM 6. SELECTED FINANCIAL DATA (1)

The following sets forth selected consolidated and combined financial and operating information on a historical basis for the Company and its predecessors. The following information should be read in conjunction with "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto of the Company included elsewhere in this Form 10-K. Note that historical results from 1999 through 2002 were reclassified to conform with 2003 presentation for discontinued operations.

	For the Years ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Revenues:					
Rental income	$ 194,125	$ 190,600	$ 154,973	$ 130,115	$ 110,443
Facility management fees primarily from affiliates	742	763	683	539	471
Gain on sale of marketable securities	2,043	41	8	7,849	-
Interest and other income	1,125	959	2,621	5,924	2,815
	198,035	192,363	158,285	144,427	113,729
Expenses:					
Cost of operations	53,917	50,996	41,077	34,293	29,859
Cost of facility management	146	176	152	111	94
Depreciation and amortization	58,927	55,183	37,602	32,182	26,383
General and administrative	4,683	5,125	4,892	4,298	3,153
Interest expense	4,015	5,324	1,715	1,481	3,153
	121,688	116,804	85,438	72,365	62,642
Income before discontinued operations and minority interest	76,347	75,559	72,847	72,062	51,087
Discontinued operations:					
Income from discontinued operations	4,048	3,940	4,487	5,604	6,473
Impairment charge on properties held for sale	(5,907)	(900)	-	-	-
Gain on disposition of real estate	2,897	9,023	-	256	-
Equity in income of discontinued joint venture	2,296	1,978	25	-	-
Net income/(loss) from discontinued operations	3,334	14,041	4,512	5,860	6,473
Income before minority interest and extraordinary item	79,681	89,600	77,359	77,922	57,560
Minority interest in income – preferred units	(19,240)	(17,927)	(14,107)	(12,185)	(4,156)
Minority interest in income – common units	(11,345)	(14,243)	(13,382)	(14,556)	(11,954)
Income before extraordinary item	49,096	57,430	49,870	51,181	41,450
Extraordinary item, net of minority interest	-	-	-	-	(195)
Net income	$ 49,096	$ 57,430	$ 49,870	$ 51,181	$ 41,255
Net income allocation:					
Allocable to preferred shareholders	$ 15,784	$ 15,412	$ 8,854	$ 5,088	$ 3,406
Allocable to common shareholders	33,312	42,018	41,016	46,093	37,849
	$ 49,096	$ 57,430	$ 49,870	$ 51,181	$ 41,255
Per Common Share:					
Distribution (1)	$ 1.16	$ 1.16	$ 1.31	$ 1.00	$ 1.00
Net income – Basic	$ 1.56	$ 1.95	$ 1.84	$ 1.98	$ 1.60
Net income – Diluted	$ 1.54	$ 1.93	$ 1.83	$ 1.97	$ 1.60
Weighted average common shares-Basic	21,412	21,552	22,350	23,284	23,641
Weighted average common shares-Diluted	21,565	21,743	22,435	23,365	23,709
Allocable to common shareholders	33,312	42,018	41,016	46,093	37,849
Balance Sheet Data:					
Total assets	$ 1,358,861	$ 1,156,802	$ 1,169,955	$ 930,756	$ 903,741
Total debt	264,694	70,279	165,145	30,971	37,066
Minority interest – preferred units	217,750	217,750	197,750	144,750	132,750
Minority interest - common units	169,888	167,469	162,141	161,728	157,199
Preferred stock	168,673	170,813	121,000	55,000	55,000
Common shareholders' equity	$ 502,155	$ 493,589	$ 478,731	$ 509,343	$ 500,531
Other Data:					
Net cash provided by operating activities	$ 132,410	$ 134,926	$ 126,677	$ 111,197	$ 88,440
Net cash provided by (used in) investing activities	(294,885)	5,776	(318,367)	(77,468)	(131,318)
Net cash provided by (used in) financing activities	123,472	(98,966)	145,471	(58,654)	111,030
Funds from operations (2)	$ 97,448	104,543	$ 95,472	$ 88,181	$ 79,760
Square footage owned at end of period	18,322	14,426	14,817	12,600	12,359

(1) In March 2001, the Board of Directors increased the annual distribution to $1.16 per common share. In December 2001, the Board of Directors declared a special distribution of $0.15 per common share. No special dividend was declared in 2002 or 2003.

(2) Funds from operations ("FFO") is defined as net income allocable to common shareholders and unit holders, computed in accordance with generally accepted accounting principles ("GAAP") before depreciation, amortization, minority interest in income and extraordinary items. FFO does not represent net income or cash flows from operations as defined by GAAP. FFO does not take into consideration scheduled principal payments on debt and capital improvements. Accordingly, FFO is not necessarily a substitute for cash flow or net income as a measure of liquidity or operating performance or ability to make acquisitions and capital improvements or ability to pay distributions or debt principal payments. Also, FFO as computed and disclosed by the Company may not be comparable to FFO computed and disclosed by other REITs. The Company believes that in order to facilitate a clear understanding of the Company's operating results, FFO should be analyzed in conjunction with net income as presented in the Company's consolidated financial statements included elsewhere in this Form 10-K. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Liquidity and Capital Resources", "Funds from Operations," for a reconciliation of FFO and net income allocable to common shareholders.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial condition should be read in conjunction with the selected financial data and the Company's consolidated financial statements and notes thereto included elsewhere in the Form 10-K.

Forward-Looking Statements: Forward-looking statements are made throughout this Annual Report on Form 10-K. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "may," "believes," "anticipates," "plans," "expects," "seeks," "estimates," "intends," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Item 1A. Risk Factors." In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of the information contained in such forward-looking statements should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Moreover, we assume no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

Overview

The Company owns and operates 18.3 million rentable square feet of flex, industrial and office properties located in eight states.

The Company focuses on increasing profitability and cash flow aimed at maximizing shareholder value. The Company strives to maintain high occupancy levels while increasing rental rates when market conditions allow. The Company also acquires properties which it believes will create long-term value, and disposes of Properties which no longer fit within the Company's strategic objectives or in situations where it can optimize cash proceeds. Operating results are driven by income from rental operations and are therefore substantially influenced by rental demand for space within our properties.

In 2003 the Company continued to experience the effects of a generally slow economy and a particularly difficult real estate market heavily favoring tenants. These market conditions impacted many aspects of the Company's business including occupancy levels and rental rates.

Market conditions, characterized by weak demand and over supply resulted in downward pressure on rental rates coupled with increased necessity to give rental concessions. The Company also continued to experience increasing tenant improvement costs in 2003. Despite these difficult market conditions, the Company successfully leased 4.0 million square feet of lease transactions and achieved an overall occupancy for the year of 92.7%. However, operating income for our Same Park properties decreased from 2002 by $1.2 million or 0.9% on a cash basis and $1.6 million or 1.2% on a straight-line basis. See further discussion of operating results below.

The Company believes that 2004 will continue to see some downward pressure on rents coupled with upward pressure on transaction costs. That said, the Company is cautiously optimistic that it will see some stabilization in some markets, with some potential opportunities to improve rental rates.

Critical Accounting Policies and Estimates:

Our significant accounting policies are described in Note 2 to the consolidated financial statements included in this Form 10-K. We believe our most critical accounting policies relate to revenue recognition, allowance for doubtful accounts, impairment of long-lived assets, capitalization of real estate facilities, depreciation, accrual of operating expenses and accruals for contingencies, each of which we discuss below.

Revenue Recognition: We recognize revenue in accordance with Staff Accounting Bulletin No. 101 of the Securities and Exchange Commission, Revenue Recognition in Financial Statements (SAB 101), as amended. SAB 101 requires that four basic criteria must be met before revenue can be recognized: persuasive evidence of an arrangement exists; the delivery has occurred or services rendered; the fee is fixed and determinable; and collectibility is reasonably assured. All leases are classified as operating leases. Rental income is recognized on a straight-line basis over the terms of the leases. Deferred rent receivables represents rental revenue accrued on a straight-line basis in excess of rental revenue currently billed. Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenues in the period the applicable costs are incurred.

Allowance for Doubtful Accounts: Rental revenue from our tenants is our principal source of revenue. We monitor the collectibility of our receivable balances including the deferred rent receivable on an on-going basis. Based on these reviews, we establish a provision, and maintain an allowance for doubtful accounts for estimated losses resulting from the possible inability of our tenants to make required rent payments to us. Tenant receivables and unbilled deferred rent receivables are carried net of the allowances for uncollectible tenant receivables and unbilled deferred rent. Management's determination of the adequacy of these allowances requires significant judgments and estimates.

Current tenant receivables consist primarily of amounts due for contractual lease payments, reimbursements of common area maintenance expenses, property taxes and other expenses recoverable from tenants. Management's determination of the adequacy of the allowance for uncollectible current tenant receivables is performed using a methodology that incorporates both a specific identification and aging analysis and includes an overall evaluation of the Company's historical loss trends and the current economic and business environment. The specific identification methodology relies on factors such as the age and nature of the receivables, the payment history and financial condition of the tenant, the Company's assessment of the tenant's ability to meet its lease obligations, and the status of negotiations of any disputes with the tenant. The Company's allowance also includes a reserve based on historical loss trends not associated with any specific tenant. This reserve as well as the Company's specific identification reserve is reevaluated quarterly based on economic conditions and the current business environment.

Unbilled deferred rents receivable represents the amount that the cumulative straight-line rental income recorded to date exceeds cash rents billed to date under the lease agreement. Given the longer-term nature of these types of receivables, management's determination of the adequacy of the allowance for unbilled deferred rents receivables is based primarily on historical loss experience. Management evaluates the allowance for unbilled deferred rents receivable using a specific identification methodology for the Company's significant tenants assessing the tenants' financial condition and its ability to meet its lease obligations.

Impairment of Long-Lived Assets: The Company evaluates a property for potential impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In the event that these periodic assessments reflect that the carrying amount of a property exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the property, the Company would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of the property. The estimation of expected future net cash flows is inherently uncertain and relies on subjective assumptions dependent upon future and current market conditions and events that affect the ultimate value of the property. It requires management to make assumptions related to future rental rates, tenant allowances, operating expenditures, property taxes, capital improvements, occupancy levels, and the estimated proceeds generated from the future sale of the property.

Capitalization of Real Estate Facilities: Real estate facilities are recorded at cost. Costs related to the renovation or improvement of the properties are capitalized. Expenditures for repairs and maintenance are expensed as incurred. Expenditures that are expected to benefit a period greater than 30 months and exceed $5,000 are capitalized and depreciated over the estimated useful life. Buildings and equipment are depreciated on the straight-line method over the estimated useful lives, which are generally 30 and 5 years, respectively. Leasing costs in excess of $1,000 for leases with terms greater than two years are capitalized and depreciated/amortized over their estimated useful lives. Leasing costs for leases of less than two years or less than $1,000 are expensed as incurred. Interest cost and property taxes incurred during the period of construction of real estate facilities are capitalized. If these costs are not capitalized correctly, the timing of expenses and the recording of real estate assets could be over or understated.

Depreciation: We compute depreciation on our buildings and equipment using the straight-line method based on estimated useful lives of generally 30 and 5 years. A significant portion of the acquisition cost of each property is allocated to building and building components (usually 75-85%). The allocation of the acquisition cost to building and its components and the determination of the useful life are based on management's estimates. If we do not allocate appropriately to building or related components or incorrectly estimate the useful life of our properties, the timing and/or the amount of depreciation expense will be affected. In addition, the net book value of real estate assets could be over or understated. The statement of cash flows, however, would not be affected.

Accruals of Operating Expenses: The Company accrues for property tax expenses, performance bonuses and other operating expenses each quarter based on historical trends and anticipated disbursements. If these estimates are incorrect, the timing of expense recognition will be affected.

Accruals for Contingencies: The Company is exposed to business and legal liability risks with respect to events that may have occurred, but in accordance with generally accepted accounting principles has not accrued for such potential liabilities because the loss is either not probable or not estimable. Future events and the result of pending litigation could result in such potential losses becoming probable and estimable, which could have a material adverse impact on our financial condition or results of operations.

Clarification of Emerging Issues Task Force Topic D-42 and Impact on Reported Earnings Per Common Share: Emerging Issues Task Force ("EITF") Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock" provides, among other things, that any excess of (1) the fair value of the consideration transferred to the holders of preferred stock redeemed over (2) the carrying amount of the preferred stock should be subtracted from net earnings to determine net earnings available to common stockholders in the calculation of earnings per share.

At the July 31, 2003 meeting of the EITF, the Securities and Exchange Commission's observer clarified that for the purposes of applying EITF Topic D-42, the carrying amount of the preferred stock should be reduced by the issuance costs of the preferred stock upon redemption, regardless of where in the stockholders' equity section those costs were initially classified on issuance. The Company records its issuance costs as a reduction to Paid-in Capital on its balance sheet at the time the preferred securities are issued and reflects the carrying value of the preferred stock at the stated value. The Company reduces the carrying value of preferred stock by the issuance costs at the time it notifies the holders of preferred stock or units of its intent to redeem such shares or units to comply with EITF Topic D-42.

Qualification as a REIT – Income Tax Expense: We believe that we have been organized and operated, and we intend to continue to operate, as a qualifying REIT under the Internal Revenue Code and applicable state laws. A qualifying REIT generally does not pay corporate level income taxes on its taxable income that is distributed to its shareholders, and accordingly, we do not pay or record as an expense income tax on the share of our taxable income that is distributed to shareholders.

Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot provide any assurance that we actually have satisfied or will satisfy the requirements for taxation as a REIT for any particular taxable year. For any taxable year that we fail or failed to qualify as a REIT and applicable relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we made or make any distributions to our shareholders. Any resulting requirement to pay corporate income tax, including any applicable penalties or interest, could have a material adverse impact on our financial condition or results of operations. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualifications was lost. There can be no assurance that we would be entitled to any statutory relief.

Effect of Economic Conditions on the Company's Operations: During 2002 and 2003, the Company has been affected by the slowdown in economic activity in the United States in most of its primary markets. These effects include a decline in occupancy rates, a reduction in market rental rates throughout the portfolio, increased rent concessions, tenant improvement allowances and lease commissions, slower than expected lease-up of the Company's development properties, increased tenant defaults and the termination of leases pursuant to early termination options.

The reduction in occupancies and market rental rates has been the result of several factors related to general economic conditions. There are more businesses contracting than expanding, more businesses failing than starting-up and general uncertainty for businesses, resulting in slower decision-making and requests for shorter-term leases.

There is also more competing vacant space, including substantial amounts of sub-lease space, in many of the Company's markets. Many of the Company's properties have lower vacancy rates than the average rates for the markets in which they are located; consequently, the Company may have difficulty in maintaining its occupancy rates as leases expire. An extended economic slowdown will put additional downward pressure on occupancies and market rental rates. The economic slowdown and the abundance of space alternatives available to customers has led to pressure for greater rent concessions, more generous tenant improvement allowances and higher broker commissions.

These economic conditions have also resulted in the erosion of tenant credit quality throughout the portfolio. As a result, more tenants are contacting us regarding their economic viability, including those that could be material to our revenue base, and more tenants are electing to terminate their leases early under lease termination options. To a certain extent, these economic conditions have affected three large tenants representing a combined 3.1% of the Company's revenues. Leases with Footstar generate approximately 0.9% of our revenues. Footstar and its affiliates recently filed protection under Chapter 11 of the U.S. Bankruptcy Laws. In connection with such filing, they have rejected one of two leases with the Company. The lease which has been rejected was for approximately 60,000 square feet in Dallas, Texas, with minimum annual rents of approximately $620,000. No action has been taken with respect to the second lease. Leases with Worldcom and a related Worldcom entity, both of which are in bankruptcy, generate approximately 0.5% of our revenues. Worldcom and its bankrupt related entity have recently notified us that they are rejecting leases representing approximately 0.2% of our revenues and are threatening to reject the other leases with us. In addition, we believe that a second Worldcom related entity, although not in bankruptcy, may be in financial difficulty. A lease with this second Worldcom related entity generates approximately 0.5% of our revenues. Another large tenant representing approximately 1.2% of revenues originally defaulted on its lease obligations in the third quarter of 2002. While the tenant subsequently cured the original default, they have continued to experience multiple default situations, most recently in February, 2004, which was subsequently cured in March, 2004. The Company will continue to monitor this tenant and its financial condition. The tenant is requesting a modification of its lease. Several other of our large tenants have contacted us, requesting early termination of their lease, rent reduction in space under lease, rent deferment or abatement. At this time, the Company cannot anticipate what impact, if any, the ultimate outcome of these discussions will have on our operating results.

Effect of Economic Conditions on the Company's Primary Markets: The Company has concentrated its operations in eight major markets. Each of these markets has been affected by the slowdown in economic activity. The Company's overall view of these markets is summarized below as of December 31, 2003. The Company has compiled the market occupancy information set forth below, using broker reports for these respective markets. These sources are deemed to be reliable by the Company, but there can be no assurance that these reports are accurate.

The Company owns approximately 3.7 million square feet in Southern California. This is one of the more stable markets in the country but continues to experience relatively flat rental rates. Vacancy rates have decreased slightly throughout Southern California for flex, industrial and office space, and range from 15% to 18% for office and less than 7% for industrial, depending on sub-markets and product type. The rental rates for the Company's properties have improved slightly. The Company's vacancy rate at December 31, 2003 was approximately 4.3%.

The Company owns approximately 2.6 million square feet in Northern Virginia, where the overall vacancy rate is 13.2% as of December 31, 2003. Vacancy rates have stabilized at 25% in the sub-markets in the western technology corridor, such as Herndon, Chantilly and Sterling, primarily as a result of the decline in the technology sector. Other sub-markets have been positively impacted by increased federal government spending on defense. The Company's vacancy rate at December 31, 2003 was approximately 1.9%.

The Company owns approximately 1.6 million square feet in Maryland. This region is split between two very different markets. The Montgomery County submarket accounts for approximately 55% of the Company's Maryland properties and remains stable, with increases in rental income driven by anticipated lease-up and some increase in rental rates. Prince George's County remains relatively weak with fewer demand drivers in the market. The Company expects that the business of the federal government, defense contractors and the biotech industry will remain strong in 2004. The Company's vacancy rate at December 31, 2003 was approximately 8.9%.

The Company owns approximately 1.5 million square feet in Northern California with a concentration in South San Francisco, Santa Clara, San Jose, and Sacramento. The vacancy rates in these submarkets stand at 21%, 24%

and 27%, respectively, or more throughout most of the Bay Area. Market rental rates dropped dramatically in 2003 and continue to decrease. The Company's vacancy rate at December 31, 2003 was approximately 7.9%.

The Company owns approximately 1.8 million square feet in the Beaverton sub market of Portland, Oregon. Leasing activity slowed dramatically during 2003 and continues to be slow in 2004. The vacancy rate in this market is over 20%. On the supply side, the Company does not believe significant new construction starts will occur in 2004. Leasing activity in the market is occurring generally at rates 20% to 35% below in-place rents. The Company's vacancy rate at December 31, 2003 was approximately 18.6%.

The Company owns approximately 2.1 million square feet in the Dallas Metroplex and Greater Houston markets. The vacancy rate in Las Colinas, where most of the Company's properties are concentrated, has stabilized at 26% for office and 20% for industrial flex. During the year ended December 31, 2003, the number of new properties coming on-line has decreased, virtually no new construction has commenced and very little pre-leasing of space has occurred. The Company believes that any such new construction will cause vacancy rates to rise. Leasing activity has slowed overall and sub-leasing is continuing to increase in the Telecom Corridor in North Dallas County. The Company's vacancy rate at December 31, 2003 was approximately 9.6%.

The Company owns approximately 0.8 million square feet in Austin, Texas. This market experienced a dramatic increase in office and flex vacancy, both running at 24%, respectively. A substantial portion of the office vacancy is due to sub-lease space. Construction deliveries of office and flex space continue to add to the vacancy rate resulting in downward pressure on rental rates. The Company's vacancy rate at December 31, 2003 was approximately 9.8%.

In December, 2003, the Company acquired a 3.4 million square foot property located in the Airport West sub-market of Miami-Dade County in Florida. The property's vacancy rate upon acquisition was approximately 16.6%, compared to a vacancy rate of approximately 12.7% for the entire sub-market. The property is located less than one mile from the cargo entrance of the Miami International Airport, which is recognized as one of the nation's busiest cargo and passenger airports.

Growth of the Company's Operations and Acquisitions and Dispositions of Properties: During 2002 and 2003, the Company has focused on maximizing cash flow from its existing core portfolio of properties, seeking to expand its presence in existing markets through strategic acquisitions and developments and strengthening its balance sheet, primarily through the issuance of preferred stock/units. The Company has historically maintained low debt and overall leverage levels, including preferred stock/units, which the Company believes should give it the flexibility for future growth without the issuance of additional common stock.

During 2003, the Company added approximately 4.1 million square feet to its portfolio at an aggregate cost of approximately $283 million. The Company acquired 544,000 square feet in Southern California for $60 million, 113,000 square feet in Northern Texas for $8 million, 3,352,000 square feet in Florida for $205 million, and 110,000 square feet in Phoenix, Arizona for $10 million. During 2002, the Company did not complete any acquisitions. The Company plans to continue to seek to build its presence in existing markets by acquiring high quality facilities in selected markets. The Company targets properties in markets with below market rents which may offer it growth in rental rates above market averages, which offer the Company the ability to achieve economies of scale resulting in more efficient operations.

During the first half of 2003, the Company identified a property in Lakewood, California with 57,000 square feet, two buildings in Nashville, Tennessee totaling 138,000 square feet, and five office and flex buildings totaling 342,000 square feet and a 3.5 acre parcel of vacant land in Beaverton, Oregon as assets the Company intended to sell. The sale of Lakewood, California was completed early in the second quarter of 2003 with net proceeds of approximately $6.3 million. The sale of the Nashville properties was completed in June, 2003 with net proceeds of $5.1 million. A gain on the Lakewood and Nashville properties of $3.5 million was recognized in the second quarter of 2003. During the third quarter of 2003, the Company sold a one-acre parcel of land located in Beaverton, Oregon with net proceeds of approximately $733,000. The transaction was completed in July, 2003 at a gain of approximately $14,000. The remaining Beaverton properties are held for disposition. An impairment loss of $5.9 million based on the estimated proceeds from the potential disposition of the Beaverton, Oregon properties was recognized in the first quarter of 2003. During the fourth quarter of 2003, the Company sold a 31,000 square foot flex facility in Beaverton, Oregon with net proceeds of approximately $2.4 million. The transaction was completed in December, 2003 at a loss of approximately $601,000.

In 2002, the Company sold four properties totaling 386,000 square feet. The Company exited the San Antonio, Texas and Overland Park, Kansas markets. In addition, the Company sold a property located in Landover, Maryland that no longer met the Company's investment criteria. Net proceeds from the sales were approximately $23.1 million and the Company recognized a net gain of $2.7 million. In addition, during the first quarter of 2002, the Company recognized $5.4 million of deferred gain from a sale completed in 2001.

Through a joint venture with an institutional investor, the Company held a 25% equity interest in an industrial park in the City of Industry, submarket of Los Angeles County. Initially the joint venture consisted of 14 buildings totaling 294,000 square feet. During 2002, the joint venture sold eight of the buildings totaling approximately 170,000 square feet. The Company recognized gains of approximately $861,000 on the disposition of these eight buildings. In addition, the Company's interest in cash distributions from the joint venture increased from 25% to 50% as a result of meeting its performance measures. Therefore, the Company recognized additional income of $1,008,000 in 2002. As of December 31, 2002, the joint venture held six buildings totaling 124,000 square feet. During January, 2003, five of the remaining six buildings were sold and the Company recognized gains of approximately $1.1 million as a result of these sales and additional income of approximately $700,000 in the first quarter of 2003. The remaining building with approximately 29,000 square feet was sold in April, 2003. During the second quarter of 2003, the Company recognized a gain of $300,000 and additional income of $200,000.

Impact of Inflation: Although inflation has slowed in recent years, it is still a factor in our economy and the Company continues to seek ways to mitigate its impact. A substantial portion of the Company's leases require tenants to pay operating expenses, including real estate taxes, utilities, and insurance, as well as increases in common area expenses. Management believes these provisions reduce the Company's exposure to the impact of inflation.

Comparison of 2003 to 2002

Results of Operations: Net income for the year ended December 31, 2003 was $49,096,000 compared to $57,430,000 for the same period in 2002. Net income allocable to common shareholders (net income less preferred stock dividends) for the year ended December 31, 2003 was $33,312,000 compared to $42,018,000 for the same period in 2002. Net income per common share on a diluted basis was $1.54 for the year ended December 31, 2003 compared to $1.93 for the year ended December 31, 2002 (based on weighted average diluted common shares outstanding of 21,565,000 and 21,743,000, respectively). The decrease was due primarily to a reduction in gains on disposition of real estate and marketable securities of $4.1 million or $0.14 per diluted share, an increase in impairment losses of $5.0 million or $0.17 per diluted share, in addition to a reduction in "Same Park" results of $1.6 million or $0.06 per diluted share.

The Company's property operations account for almost all of the net operating income earned by the Company. The following table presents the operating results of the properties for the years ended December 31, 2003 and 2002 in addition to other income and expense items affecting income from continuing operations. The Company breaks out "Same Park" operations to provide information regarding trends for properties the Company has held for the periods being compared.:

	Years Ended December 31,		
	2003	2002	Change
Rental income:			
"Same Park" facilities (13.7 million net rentable square feet)	$ 185,759,000	$ 186,055,000	(0.2%)
Other facilities (4.6 million net rentable square feet)	6,195,000	2,147,000	188.5%
Rental income before straight-line rent adjustment	191,954,000	188,202,000	2.0%
Straight line rent adjustment:			
"Same Park" facilities	1,793,000	2,207,000	(18.8%)
Other facilities	378,000	191,000	97.9%
Total rental income	$ 194,125,000	$ 190,600,000	1.8%
Cost of operations (excluding depreciation):			
"Same Park" facilities	$ 51,429,000	$ 50,544,000	1.8%
Other facilities	2,488,000	452,000	450.4%
Total cost of operations (excluding depreciation)	$ 53,917,000	$ 50,996,000	5.7%
Net operating income (rental income less cost of operations) (1):			
"Same Park" facilities (2)	$ 134,330,000	$ 135,511,000	(0.9%)
Other facilities	3,707,000	1,695,000	118.7%
Total net operating income before straight line rent adjustment	138,037,000	137,206,000	0.6%
Straight line rent adjustment	2,171,000	2,398,000	(9.5%)
Total net operating income	140,208,000	139,604,000	0.4%
Income:			
Facility management fees, net	596,000	587,000	1.5%
Interest and other income	1,125,000	959,000	17.3%
Expenses:			
Depreciation and amortization	58,927,000	55,183,000	6.8%
General and administrative	4,683,000	5,125,000	(8.6%)
Interest expense	4,015,000	5,324,000	(24.6%)
Income before gain on disposal of real estate, discontinued operations, minority interest and gain on sale of marketable securities	$ 74,304,000	$ 75,518,000	(1.6%)
"Same Park" Gross margin(3)	72.3%	72.8%	(0.7%)
"Same Park" Weighted average for period:			
Occupancy	92.7%	94.3%	(1.7%)
Annualized realized rent per square foot(4)	$ 14.60	$ 14.38	1.5%

(1) Net operating income ("NOI") is an important measurement in the commercial real estate industry for determining the value of the real estate generating the NOI. The key components of NOI are "rental income" less "cost of operations" excluding the effects of the straight-line rent adjustment and depreciation.
(2) See "Supplemental Property Data and Trends" below for a definition of "Same Park" facilities.
(3) Gross margin is computed by dividing NOI by rental income before the straight line rent adjustment.
(4) Realized rent per square foot represents the actual revenues earned per occupied square foot before straight line rent adjustment.

Concentration of Portfolio by Region: Rental income and rental income less cost of operations or net operating income prior to depreciation and straight-line rent (defined as "NOI" for purposes of the following tables) are summarized for the year ended December 31, 2003 by major geographic region below. Note that the Company excludes the effects of depreciation and straight-line rent in the calculation of NOI because the table below is designed to illustrate the concentration of value of the portfolio in the respective regions. The effects of depreciation and the straight-line rent adjustment are generally not considered when determining value in the real estate industry. The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance in accordance with generally accepted accounting principles. The table below reflects rental income and NOI for the year ended December 31, 2003 based on geographical concentration with a reconciliation to the most comparable amounts based on generally accepted accounting principles. The percent of totals by region reflects the actual contribution to rental income and NOI during the year from properties acquired during the period.

Region	Square Footage	Percent of Total	Rental Income	Percent of Total	NOI	Percent of Total
Southern California	3,663,000	20.0%	$ 45,904,000	23.9%	$ 34,251,000	24.8%
Northern California	1,497,000	8.2%	20,444,000	10.7%	15,908,000	11.5%
Southern Texas	831,000	4.5%	8,079,000	4.2%	5,332,000	3.9%
Northern Texas	2,064,000	11.3%	21,606,000	11.3%	14,758,000	10.7%
Florida	3,352,000	18.3%	97,000	0.1%	97,000	0.1%
Virginia	2,621,000	14.3%	42,118,000	21.9%	30,170,000	21.9%
Maryland	1,646,000	9.0%	27,047,000	14.1%	19,469,000	14.1%
Oregon	1,941,000	10.6%	20,852,000	10.9%	14,659,000	10.6%
Other	707,000	3.8%	5,807,000	2.9%	3,393,000	2.4%
Subtotal	18,322,000	100%	191,954,000	100%	138,037,000	100%
Add: Straight line rent adjustment			2,171,000		2,171,000	
Less: Depreciation and amortization expense			-		(58,927,000)	
Total based on generally accepted accounting principles			$194,125,000		$ 81,281,000	

Concentration of Credit Risk by Industry: The information below depicts the industry concentration of our tenant base as of December 31, 2003. The Company analyzes this concentration to minimize significant industry exposure risk.

Business services	12.2%
Computer hardware, software, and related service	11.7%
Government	10.4%
Warehouse, transportation, logistics	9.8%
Contractors	8.1%
Financial services	7.2%
Retail	5.5%
Electronics	5.4%
Home furnishing	4.4%
Manufacturing and assembly	3.9%
	78.6%

The information below depicts the Company's top ten customers by annual rents as of December 31, 2003:

Tenants	Square Footage	Annual Rents	% of Total Annual Rents
U.S. Government	557,000	$ 11,999,000	6.1%
Citigroup	262,000	4,226,000	2.1%
Intel	233,000	3,866,000	2.0%
IBM	233,000	3,737,000	1.9%
Hughes Network Systems**	106,000	2,679,000	1.4%
County of Santa Clara	97,000	2,674,000	1.4%
Pycon, Inc.	134,000	2,349,000	1.2%
Footstar	116,000	1,765,000	0.9%
Symantec Corporation Inc.	81,000	1,485,000	0.8%
Axcelis Technologies	84,000	1,415,000	0.7%
	1,903,000	$ 36,195,000	18.5%

**Electronics subsidiary of Hughes Aircraft.

Supplemental Property Data and Trends: In order to evaluate the performance of the Company's overall portfolio, management analyzes the operating performance of a consistent group of properties constituting 13.7 million net rentable square feet ("Same Park" facilities). The Company has owned and operated these assets since January 1, 2002. The "Same Park" facilities represent approximately 96% of the weighted average square footage of the Company's portfolio for 2003.

The following table summarizes the pre-depreciation historical operating results of the "Same Park" facilities excluding the effects of accounting for rental revenues on a straight-line basis for the years ended December 31, 2003 and 2002. The Company excludes the effect of depreciation and straight-line rent accounting because these non-cash accounts have the effect of smoothing earnings and masking trends in operating results.

Below the table of rental income and NOI on a "Same Park" basis is a reconciliation to the comparable amounts determined based on generally accepted accounting principles.

Region	Revenues 2003	Revenues 2002	Increase (Decrease)	NOI 2003	NOI 2002	Increase (Decrease)
Southern California	$ 42,644,000	$ 41,179,000	3.6%	$ 32,609,000	$ 31,070,000	5.0%
Northern California	20,436,000	20,708,000	(1.3%)	15,918,000	15,914,000	0.0%
Southern Texas	8,076,000	8,693,000	(7.1%)	5,336,000	5,722,000	(6.7%)
Northern Texas	20,623,000	20,893,000	(1.3%)	14,110,000	14,170,000	(0.4%)
Virginia	40,320,000	38,290,000	5.3%	28,828,000	27,146,000	6.2%
Maryland	27,036,000	26,289,000	2.8%	19,479,000	19,449,000	0.2%
Oregon	20,844,000	24,276,000	(14.1%)	14,669,000	18,823,000	(22.1%)
Other	5,780,000	5,727,000	0.9%	3,381,000	3,217,000	5.1%
	185,759,000	186,055,000	(0.2%)	134,330,000	135,511,000	(0.9%)
Add: Straight line rent adjustment	1,793,000	2,207,000	(18.8%)	1,793,000	2,207,000	(18.8%)
Less: Depreciation and amortization expense	-	-	-	(54,654,000)	(54,569,000)	0.2%
Total based on generally accepted accounting principles	$187,552,000	$188,262,000	(0.4%)	$ 81,469,000	$ 83,149,000	(2.0%)

The following information provides information regarding the geographical regions in which the Company has operations:

Southern California

This region includes San Diego, Orange and Los Angeles Counties. The increase in both revenues and NOI are the result of a stable market with a diverse economy that felt only modest effects of the technology slump. Weighted average occupancies have decreased from 97.7% in 2002 to 95.4% in 2003. Realized rent per foot has increased 5.5% from $13.55 per foot for 2002 to $14.30 per foot in 2003.

Northern California

This region includes San Jose, San Francisco and Sacramento, including 1,025,000 square feet in the Silicon Valley, a market that has been devastated by the technology slump. The Company benefited from the early renewal of large leases in its Silicon Valley portfolio and relative strength in the Sacramento market. Weighted average occupancies outperformed the market, yet they have decreased from 97.1% in 2002 to 96.0% in 2003. Realized rent per foot has decreased 1.2% from $14.41 per foot for 2002 compared to $14.23 per foot in 2003.

Southern Texas

This region, which includes Austin, was among the hardest hit due to the technology slump and the Company's operating results are showing the effects of sharply reduced market rental rates, higher vacancies and business failures. Weighted average occupancies decreased slightly from 90.3% in 2002 to 89.2% in 2003. Realized rent per foot decreased 8.2% from $11.88 per foot in 2002 to $10.90 per foot in 2003.

Northern Texas

This region includes Dallas and Houston. The strength in the Company's Houston portfolio has been mostly offset by the effects of the slowdown in the telecommunications industry impacting the Dallas portfolio. Weighted average occupancies have increased slightly from 93.5% in 2002 to 93.6% in 2003. Realized rent per foot has decreased 2.6% from $11.56 per foot in 2002 to $11.26 per foot in 2003.

Virginia

This region includes all major Northern Virginia suburban submarkets surrounding the Washington D.C. metropolitan area. Virginia has been negatively impacted in the Chantilly and Herndon submarkets as a result of the technology and telecommunications industry slowdown. Other submarkets have been positively impacted by increased federal government spending on defense. Weighted average occupancies have increased from 92.1% in 2002 to 94.7% in 2003. Realized rent per foot has increased 2.5% from $16.55 per foot in 2002 to $16.96 per foot in 2003.

Maryland

This region consists primarily of facilities in Prince Georges County and Montgomery County. While these markets have been relatively stable, weighted average occupancies have decreased from 93.9% in 2002 to 87.8% in 2003, partially as a result of some unexpected lease terminations. Realized rent per foot has increased 10.6% from $16.92 per foot in 2002 to $18.71 per foot in 2003.

Oregon

This region consists primarily of three business parks in the Beaverton submarket of Portland. Oregon has been one of the markets hardest hit by the technology slowdown. The full effect of this slowdown has begun to take effect in 2003 with lease terminations and expirations resulting in significant declines in rental revenue. Weighted average occupancies have decreased from 94.5% in 2002 to 81.5% in 2003. Realized rent per foot has decreased 3.1% from $16.43 per foot in 2002 to $15.92 per foot in 2003.

Facility Management Operations: The Company's facility management operations account for a small portion of the Company's net income. During the year ended December 31, 2003, $596,000 in net income was recognized from facility management operations compared to $587,000 for the year ended December 31, 2002.

Interest and Other Income: Interest and other income reflects earnings on cash balances and dividends on marketable securities in addition to miscellaneous income items. Interest income was $528,000 for the year ended

December 31, 2003 compared to $819,000 for the year ended December 31, 2002. Average cash balances and other interest bearing investments and effective interest rates for the year ended December 31, 2003 were approximately $40 million and 1.1%, respectively, compared to $31 million and 2.5%, respectively, for the same period in 2002. Other income includes income from business services and construction management fees of $197,000 and $400,000, respectively for the year ended December 31, 2003 compared to $136,000 and $0, respectively for the same period in 2002.

Cost of Operations: Cost of operations, excluding discontinued operations, was $53,917,000 for the year ended December 31, 2003 compared to $50,996,000 for the year ended December 31, 2002. The increase is due primarily to the growth in the square footage of the Company's portfolio of properties. Cost of operations as a percentage of rental income increased from 26.8% in 2002 to 27.8% in 2003. Cost of operations for the year ended December 31, 2003 consisted mainly of the following items: property taxes ($16,594,000); property maintenance ($13,076,000); utilities ($9,453,000); and direct payroll ($7,992,000) as compared to cost of operations for the year ended December 31, 2002 which consisted of the following items: property taxes ($16,386,000); property maintenance ($11,965,000); utilities ($9,245,000); and direct payroll ($8,603,000).

Depreciation and Amortization Expense: Depreciation and amortization expense was $58,927,000 for the year ended December 31, 2003 compared to $55,183,000 for the year ended December 31, 2002. The increase is primarily due to depreciation expense on real estate facilities acquired in 2003.

General and Administrative Expense: General and administrative expense was $4,683,000 for the year ended December 31, 2003 compared to $5,125,000 for the year ended December 31, 2002. The decrease is mainly due to a line of credit extension fee incurred in 2002 with no corresponding expense for 2003. General and administrative expenses for the year ended December 31, 2003 consisted mainly of the following items: expenses which relate to the accounting, finance, and executive divisions of the Company, which primarily consist of payroll expenses ($1,916,000); internal acquisitions costs ($585,000); professional fees, including expenses related to outside accounting, tax, legal and investor services ($773,000); expenses which relate to issuances and exercises of stock options and restricted stock ($852,000); and other various expenses. General and administrative expenses for the year ended December 31, 2002, consisted mainly of the following items: expenses which relate to the accounting, finance, and executive divisions of the Company, which primarily consisted of payroll expenses ($1,858,000); internal acquisition costs ($640,000); professional fees, including expenses related to outside accounting, tax, legal and investor services ($745,000); expenses which relate to issuances and exercises of stock option and restricted stock ($716,000); line of credit extension fee ($337,000), and other various expenses.

Interest Expense: Interest expense was $4,015,000 for the year ended December 31, 2003 compared to $5,324,000 for the year ended December 31, 2002. The decrease is primarily attributable to lower average debt balances in 2003 due to a higher average balance on the line of credit in 2002, and declining mortgage balances, offset by a reduction of capitalized interest. Interest expense of $0 and $288,000 was capitalized as part of building costs associated with properties under development during the years ended December 31, 2003 and 2002, respectively.

Gain on Disposition of Real Estate: Gain on disposition of real estate for the year ended December 31, 2003 was $2,897,000 compared to $9,023,000 for the year ended December 31, 2002. During the three months ended June 30, 2003 the Company disposed of three properties, one in Lakewood and two in Nashville, for approximately $11.4 million. A gain on the sale of the Lakewood property of $3.2 million and a gain on the sale of the Nashville properties of $300,000 were recognized in the second quarter. A property in Beaverton was sold during the fourth quarter of 2003, resulting in a loss of approximately $601,000. The Company disposed of a property in San Diego for approximately $9 million in November 2001 and deferred a gain of $5,366,000 which was later recognized in 2002 when the buyer of the property obtained third party financing for the property and paid off its note to the Company. In addition, the Company sold a property located in Overland, Kansas for approximately $5.3 million in the third quarter of 2002, resulting in a gain of approximately $2.1 million. During the fourth quarter of 2002, the Company sold another property located in Landover, Maryland for approximately $9.6 million, generating a gain of approximately $1.7 million. Also in the fourth quarter, the Company sold two properties, located in San Antonio, Texas for $9.5 million, resulting in a net loss totaling approximately $200,000.

Impairment Charge on Properties Held for Sale: An impairment charge of $5,900,000 was recognized during the year ended December 31, 2003. For the year ended December 31, 2002, an impairment charge of $900,000 was recognized. The impairment loss in 2003 is specific to five office and flex buildings, and a 3.5 acre parcel of land in

Beaverton, Oregon that are being marketed for sale. The impairment loss in 2002 was related to properties located in San Antonio, Texas that were disposed of in 2002.

Equity in Income of Discontinued Joint Venture: Equity in income of discontinued joint venture reflects the Company's share of net income from its joint venture. Equity in income of discontinued joint venture was $2,296,000 for the year ended December 31, 2003 compared to $1,978,000 for the same period in 2002. The increase in 2003 is due to the gain on sale of the remaining six buildings in the joint venture of $1,376,000 and additional income for meeting performance measures of $920,000.

Minority Interest in Income: Minority interest in income reflects the income allocable to equity interests in the Operating Partnership that are not owned by the Company. Minority interest in income was $30,585,000 ($19,240,000 allocated to preferred unitholders and $11,345,000 allocated to common unitholders) for the year ended December 31, 2003 compared to $32,170,000 ($17,927,000 allocated to preferred unitholders and $14,243,000 allocated to common unitholders) for the year ended December 31, 2002. The decrease in minority interest in income is due primarily to lower earnings at the partnership level, partially offset by the issuance of preferred operating partnership units during 2002.

Comparison of 2002 to 2001

Results of Operations: Net income for the year ended December 31, 2002 was $57,430,000 compared to $49,870,000 for the same period in 2001. Net income allocable to common shareholders (net income less preferred stock dividends) for the year ended December 31, 2002 was $42,018,000 compared to $41,016,000 for the same period in 2001. Net income per common share on a diluted basis was $1.93 for the year ended December 31, 2002 compared to $1.83 for the same period in 2001 (based on weighted average diluted common shares outstanding of 21,743,000 and 22,435,000, respectively). The increase was primarily due to gains on disposition of properties. Net income allocable to common shareholders for the year ended December 31, 2002 included recognizing gains on dispositions of properties, net of impairment charge on properties held for sale, totaling $8.1 million or $0.28 per diluted share and the Company's share of gains and income related to the disposition of eight buildings in its joint venture of $861,000 or approximately $0.03 per diluted share. Net income per common share, excluding discontinued operations and gains related to dispositions, was $1.61 on a diluted basis for the year ended December 31, 2002 compared to $1.78 diluted for the same period in 2001. The decrease is due primarily to increased depreciation related to acquisitions completed in 2001.

The Company's property operations account for almost all of the net operating income earned by the Company. The following table presents the operating results of the properties for the years ended December 31, 2002 and 2001. The Company breaks out Same Park operations to provide information regarding trends for properties the Company has held for the periods being compared.

	Years Ended December 31, 2002	Years Ended December 31, 2001	Change
Rental income:			
"Same Park" facilities (11.8 million net rentable square feet)	$ 150,110,000	$ 148,034,000	1.4%
Other facilities (2.6 million net rentable square feet)	45,057,000	11,671,000	286.1%
Rental income before straight-line rent adjustment	195,167,000	159,705,000	22.2%
Straight line rent adjustment:			
"Same Park" facilities	1,844,000	1,751,000	5.3%
Other facilities	554,000	153,000	262.1%
Subtotal rental income	197,565,000	161,609,000	22.2%
Rental income reclassified to discontinued operations	(6,965,000)	(6,636,000)	5.0%
Total rental income	$ 190,600,000	$ 154,973,000	23.0%
Cost of operations (excluding depreciation):			
"Same Park" facilities	$ 40,277,000	$ 38,752,000	3.9%
Other facilities	12,565,000	3,791,000	231.4%
Subtotal cost of operations (excluding depreciation)	52,842,000	42,543,000	24.2%
Cost of operations reclassified to discontinued operations	(1,846,000)	(1,466,000)	25.9%
Total cost of operations (excluding depreciation)	$ 50,996,000	$ 41,077,000	24.1%
Net operating income (rental income less cost of operations)(1):			
"Same Park" facilities (2)	$ 109,833,000	$ 109,282,000	0.5%
Other facilities	32,492,000	7,880,000	312.3%
Subtotal net operating income before straight-line rent adjustment	142,325,000	117,162,000	21.5%
Net operating income reclassified to discontinued operations	(5,119,000)	(5,170,000)	(1.0%)
Total net operating income before straight line rent adjustment	137,206,000	111,992,000	22.5%
Straight line rent adjustment	2,398,000	1,904,000	25.9%
Total net operating income	139,604,000	113,896,000	22.6%
Income:			
Facility management fees, net	587,000	531,000	10.5%
Interest and other income	497,000	2,049,000	(75.7%)
Expenses:			
Depreciation and amortization	55,183,000	37,602,000	46.8%
General and administrative	4,663,000	4,320,000	7.9%
Interest expense	5,324,000	1,715,000	210.4%
Income before gain on disposal of real estate, discontinued operations, minority interest, and gain on sale of marketable securities	$ 75,518,000	$ 72,839,000	3.7%
"Same Park" Gross margin[3]	73.2%	73.8%	(0.9%)
"Same Park" Weighted average for the period:			
Occupancy	94.3%	95.8%	(1.6%)
Annualized realized rent per square foot[4]	$ 13.44	$ 13.04	3.1%

(1) Net operating income ("NOI") is an important measurement in the commercial real estate industry for determining the value of the real estate generating the NOI. The key components of NOI are rental income less cost of operations excluding the effects of the straight-line rent adjustment and depreciation.

(2) See "Supplemental Property Data and Trends" below for a definition of Same Park facilities

(3) Gross margin is computed by dividing NOI by rental income before the straight line rent adjustment.

(4) Realized rent per square foot represents the actual revenues earned per occupied square foot before straight line rent adjustment.

Concentration of Portfolio by Region: Rental income and rental income less cost of operations or net operating income prior to depreciation (defined as "NOI" for purposes of the following tables) are summarized for the year ended December 31, 2002 by major geographic region below. Note that the Company excludes the effects of depreciation and the straight-line rent adjustment in the calculation of NOI because the table below is designed to illustrate the concentration of value of the portfolio in the respective regions. The effects of depreciation and the straight-line rent adjustment are generally not considered when determining value in the real estate industry. The Company's calculation of NOI may not be comparable to those of other companies and should not be used as an alternative to measures of performance in accordance with generally accepted accounting principles. Below the table of rental income and NOI based on geographical concentration is a reconciliation to the most comparable amounts determined based on generally accepted accounting principles.

Region	Square Footage	Percent of Total	Rental Income	Percent of Total	NOI	Percent of Total
Southern California	3,171,000	22%	$ 42,320,000	22%	$ 31,965,000	23%
Northern California	1,495,000	10%	20,873,000	11%	16,148,000	11%
Southern Texas	833,000	6%	8,721,000	4%	5,762,000	4%
Northern Texas	1,951,000	14%	20,909,000	11%	14,297,000	10%
Virginia	2,621,000	18%	39,687,000	20%	28,321,000	20%
Maryland	1,646,000	11%	26,312,000	14%	18,781,000	13%
Oregon	1,973,000	14%	29,733,000	15%	23,346,000	16%
Other	736,000	5%	6,612,000	3%	3,705,000	3%
Subtotal	14,426,000	100%	195,167,000	100%	142,325,000	100%
Add: Straight line rent adjustment			2,398,000		2,398,000	
Less: Depreciation and amortization expense			-		(55,183,000)	
Less: Reclassification to discontinued operations			(6,965,000)		(5,119,000)	
Total based on generally accepted accounting principles			$190,600,000		$ 84,421,000	

Supplemental Property Data and Trends: In order to evaluate the performance of the Company's overall portfolio, management analyzes the operating performance of a consistent group of properties constituting 11.8 million net rentable square feet ("Same Park" facilities). The Company currently has an ownership interest in these properties and has owned and operated them for the comparable periods. These properties do not include properties that have been acquired or sold during 2001 and 2002. The "Same Park" facilities represent approximately 81% of the weighted average square footage of the Company's portfolio for 2002.

The following tables summarize the "Same Park" operating results prior to depreciation by major geographic region for the years ended December 31, 2002 and 2001. The Company excludes the effect of depreciation and straight-line rent accounting because these non-cash accounts have the effect of smoothing earnings and masking trends in operating results.

Below the table of rental income and NOI on a "Same Park" basis is a reconciliation to the comparable amounts determined based on generally accepted accounting principles.

Region	Revenues 2002	Revenues 2001	Increase (Decrease)	NOI 2002	NOI 2001	Increase (Decrease)
Southern California	$42,486,000	$41,031,000	3.5%	$32,031,000	$31,037,000	3.2%
Northern California	20,818,000	19,417,000	7.2%	16,049,000	14,786,000	8.5%
Southern Texas	8,732,000	9,411,000	(7.2%)	5,767,000	6,280,000	(8.2%)
Northern Texas	18,875,000	19,071,000	(1.0%)	12,747,000	13,042,000	(2.3%)
Virginia	25,043,000	25,620,000	(2.3%)	17,826,000	18,781,000	(5.1%)
Maryland	8,903,000	8,683,000	2.5%	6,740,000	6,691,000	0.7%
Oregon	18,635,000	18,155,000	2.6%	14,990,000	14,772,000	1.5%
Other	6,618,000	6,646,000	(0.4%)	3,683,000	3,893,000	(5.4%)
	150,110,000	148,034,000	1.4%	109,833,000	109,282,000	0.5%
Add: Straight line rent adjustment	1,844,000	1,751,000	5.3%	1,844,000	1,751,000	5.3%
Less: Depreciation and amortization expense	N/A	N/A	N/A	(40,328,000)	(37,429,000)	7.7%
Total based on generally accepted accounting principles	$151,954,000	$149,785,000	1.4%	$71,349,000	$73,604,000	(3.1%)

The increases noted above reflect the performance of the Company's existing markets. Northern California benefited from the expiration of leases with below market rents, as did all other markets to a lesser extent, resulting in revenue and NOI increases in all of our markets.

Facility Management Operations: The Company's facility management accounts for a small portion of the Company's net income. During the year ended December 31, 2002, $587,000 in net income was recognized from facility management operations compared to $531,000 for the same period in 2001. Facility management fees have increased due to the increase in rental rates of the properties managed by the Company and additional properties brought under management during 2001 and 2002. .

Interest and Other Income: Interest and other income reflects earnings on cash balances and dividends on marketable securities, in addition to miscellaneous income items. Interest income was $819,000 for the year ended December 31, 2002 compared to $2,251,000 for the same period in 2001. The decrease is attributable to lower interest rates and lower average cash balances. Weighted average interest bearing investments and effective interest rates for the year ended December 31, 2002 were approximately $31 million and 2.5% compared to $53 million and 4.2% for the same period in 2001. Other income includes income from business services of $136,000 for the year ended December 31, 2002 compared to $353,000 for the same period in 2001.

Cost of Operations: Cost of operations, excluding discontinued operations, was $50,996,000 for the year ended December 31, 2002 compared to $41,077,000 for the same period in 2001. The increase is due primarily to the growth in the square footage of the Company's portfolio of properties. Cost of operations as a percentage of rental income increased slightly from 26.5% in 2001 to 26.8% in 2002. Cost of operations for the year ended December 31, 2002 consisted mainly of the following items: property taxes ($16,386,000); property maintenance ($11,965,000); utilities ($9,245,000); direct payroll ($8,603,000); and insurance and other (4,797,000). Cost of operations for the year ended December 31, 2001 consisted mainly of the following items: property taxes ($13,932,000); property maintenance ($9,010,000); utilities ($7,772,000); direct payroll ($6,755,000); and insurance and other ($3,607,000).

Depreciation and Amortization Expense: Depreciation and amortization expense was $55,183,000 for the year ended December 31, 2002 compared to $37,602,000 for the same period in 2001. The increase is due to the acquisition and development of real estate facilities during 2001 and depreciation of capitalized expenditures.

General and Administrative Expense: General and administrative expense was $5,125,000 for the year ended December 31, 2002 compared to $4,892,000 for the same period in 2001. The increase is due to the adoption of the Fair Value Method of accounting for stock options in 2002 related to stock options granted after December 31, 2001.

General and administrative expenses for the year ended December 31, 2002, consisted mainly of the following items: expenses which relate to the accounting, finance, and executive divisions of the Company, which primarily consisted of payroll expenses ($1,858,000); internal acquisition costs ($640,000); professional fees, including expenses related to outside accounting, tax, legal and investor services ($745,000); expenses which relate to issuances and exercises of stock option and restricted stock ($716,000); line of credit extension fee ($318,000), and other various expenses. General and administrative expenses for the year ended December 31, 2001 consisted mainly of the following items: expenses which relate to the accounting, finance, and executive divisions of the Company, which primarily consist of payroll expenses ($2,050,000); internal acquisitions costs ($587,000); professional fees, including expenses related to outside accounting, tax, legal and investor services ($955,000); expenses which relate to issuances and exercises of stock options and restricted stock ($149,000); and other various expenses.

Interest Expense: Interest expense was $5,324,000 for the year ended December 31, 2002 compared to $1,715,000 for the same period in 2001. The increase is primarily attributable to higher average debt balances in 2002 due to the Company's $50 million term loan obtained in February, 2002 and the reduction of capitalized interest. Interest expense of $288,000 and $1,091,000 was capitalized as part of building costs associated with properties under development during the years ended December 31, 2002 and 2001, respectively. As of the third quarter of 2002, all developed properties had been shell complete for at least one year. The Company has therefore, discontinued capitalization of interest on these facilities.

Gain on Disposition of Real Estate: Certain properties that were identified as not meeting the Company's ongoing investment strategy were sold in 2002. Gain on sale of real estate was $9,023,000 for the year ended December 31, 2002. The gain primarily results from the Company's disposal of a property in San Diego for approximately $9 million in November 2001 and deferral of gain of $5,366,000 which was later recognized in the first quarter of 2002 when the buyer of the property obtained third party financing for the property and paid off most of its note to the Company. In addition, the Company sold a property located in Overland Park, Kansas for approximately $5.3 million in the third quarter of 2002, resulting in a gain of approximately $2.1 million. During the fourth quarter of 2002, the Company sold another property located in Landover, Maryland for approximately $9.6 million generating a gain of approximately $1.7 million. Also in the fourth quarter, the Company sold two properties located in San Antonio, Texas for $9.5 million and a net loss totaling approximately $200,000.

Impairment Charge on Properties Held for Sale: An impairment charge of $900,000 was recognized during the year ended December 31, 2002. For the year ended December 31, 2001, no impairment charge was recognized. The impairment loss in 2002 is specific to two properties located in San Antonio, Texas that were disposed of in 2002.

Equity in Income of Joint Venture: On October 23, 2001, the Company formed a joint venture with an unaffiliated investor to own and operate an industrial park in the City of Industry submarket of Los Angeles County. The Company recognized income of $1,978,000 and $25,000 in 2002 and 2001, respectively. For 2002, the income consists primarily of gains from dispositions of properties of $861,000 and the recognition of an increase in the Company's interest in the joint venture from 25% to 50% for meeting performance measures of $1,008,000.

Minority Interest in Income: Minority interest in income reflects the income allocable to equity interests in the Operating Partnership that are not owned by the Company. Minority interest in income was $32,170,000 ($17,927,000 allocated to preferred unitholders and $14,243,000 allocated to common unitholders) for the year ended December 31, 2002 compared to $27,489,000 ($14,107,000 allocated to preferred unitholders and $13,382,000 allocated to common unitholders) for the same period in 2001. The increase in minority interest in income is due primarily to the issuance of preferred operating partnership units during 2001 and 2002 and higher earnings at the operating partnership level.

Liquidity and Capital Resources

Net cash provided by operating activities for the year ended December 31, 2003 and 2002 was $132,410,000 and $134,926,000, respectively. Management believes that the Company's internally generated net cash provided by operating activities will continue to be sufficient to enable it to meet its operating expenses, capital improvements and debt service requirements and to maintain the current level of distributions to shareholders in addition to providing additional returned cash for future growth, debt repayment, and stock repurchase. The table further illustrates the remaining amount of funds available for adding to the value of the Company either through investment or repayment of debt after distribution to shareholders.

The following table summarizes the Company's cash flow from operating activities after recurring capital expenditures:

	Year Ended December 31,	
	2003	2002
Net income	$ 49,096,000	$ 57,430,000
Depreciation and amortization	59,107,000	58,144,000
Minority interest in income	30,585,000	32,170,000
Equity income of discontinued joint venture	(2,296,000)	(1,978,000)
Gain on sale of marketable securities	(2,043,000)	(41,000)
Gain on disposal of properties	(2,897,000)	(9,023,000)
Impairment charge on properties held for sale	5,907,000	900,000
Change in working capital	(5,049,000)	(2,676,000)
Net cash provided by operating activities	132,410,000	134,926,000
Maintenance capital expenditures	(4,037,000)	(6,057,000)
Tenant improvements	(14,030,000)	(10,722,000)
Capitalized lease commissions	(4,887,000)	(5,322,000)
Funds available for distributions to shareholders, minority interests, acquisitions and other corporate purposes	109,456,000	112,825,000
Cash distributions to shareholders and minority interests	(68,247,000)	(71,141,000)
Excess funds available for principal payments on debt, investments in real estate and other corporate purposes	$ 41,209,000	$ 41,684,000

The Company's capital structure is characterized by a low level of leverage. As of December 31, 2003, the Company had three fixed rate mortgage notes payable totaling $19.7 million, which represented approximately 1% of its total capitalization (based on book value, including minority interest and debt). The weighted average interest rate for the mortgage notes is approximately 7.46% per annum. The Company had approximately 2.6% of its properties, in terms of net book value, encumbered at December 31, 2003.

As of December 31, 2003, the Company had $100 million in short-term borrowings from PSI. The note bore interest at 1.4% and was due on March 9, 2004. The Company repaid the note in full during the first quarter of 2004.

The Company has an unsecured line of credit (the "Credit Facility") with Wells Fargo Bank, with a borrowing limit of $100 million and an expiration date of August 1, 2005. Interest on outstanding borrowings is payable monthly. At the option of the Company, the rate of interest charged is equal to (i) the prime rate or (ii) a rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.60% to LIBOR plus 1.20% depending on the Company's credit ratings and coverage ratios, as defined (currently LIBOR plus 0.70%). In addition, the Company is required to pay an annual commitment fee ranging from 0.20% to 0.35% of the borrowing limit (currently 0.25%). In connection with the extension, the Company paid Wells Fargo Bank a one-time fee of approximately $330,000. The Company had drawn $95 million and $0 on its line of credit at December 31, 2003 and 2002, respectively. The

Company repaid in full the $95 million outstanding on its line of credit in January, 2004, and subsequently, borrowed $51 million on its line of credit in February, 2004.

In February 2002, the Company entered into a seven year $50 million term loan agreement with Fleet National Bank. The note bears interest at LIBOR plus 1.45% and is due on February 20, 2009. The Company paid a one-time fee of 0.35% or $175,000 for the facility. The Company used the proceeds of the loan to reduce the amount drawn on its Credit Facility with Wells Fargo Bank. During July, 2002, the Company entered into an interest rate swap transaction which had the effect of fixing the rate on the term loan through July 2004 at 4.46% per annum. In February 2004, the Company repaid in full the $50 million outstanding on the term loan.

The following table outlines upcoming cash flows due to contractual commitments in connection with the Company's mortgage notes, which have a weighted average interest rate of 7.46% and an average maturity of 3.48 years. At December 31, 2003, approximate principal maturities of the Company's contractual obligations:

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Mortgage notes payable	$ 19,694,000	$ 631,000	$ 8,570,000	$ 5,348,000	$ 5,145,000
Total	$ 19,694,000	$ 631,000	$ 8,570,000	$ 5,348,000	$ 5,145,000

The Company used its short-term borrowing capacity to complete acquisitions totaling approximately $283 million in 2003. The Company borrowed $95 million from its line of credit and $100 million from PSI. The remaining balance was funded with cash from operations. During January, 2004, the Company issued 6,900,000 depositary shares, each representing 1/1,000 of a share of 7% Cumulative Preferred Stock, Series H, resulting in net proceeds of approximately $167 million. These proceeds were used to repay the line of credit and a portion of the loan from PSI.

During May, 2003 and September, 2003, the Company repurchased 7,300 and 78,300 depositary shares, each representing 1/1,000 of a share of Series A preferred stock at $26.00 and $25.65 per depositary share, for $190,000 and $2.0 million, respectively. The stated value of the stock was $25 per depository share. The premium and original issuance costs were recorded as an additional distribution to preferred shareholders. The aggregate effect was a reduction of $127,000 of net income and funds from operations allocable to common shareholders and unit holders.

During January 2002, the Company issued 2,000,000 depositary shares, each representing 1/1,000 of a share of 8 ¾% Cumulative Preferred Stock, Series F, resulting in net proceeds of $48.3 million. This was used to repay $35 million borrowed from PSI in 2001 and to increase financial flexibility.

During October, 2002, the Operating Partnership completed a private placement of 800,000 preferred units with a preferred distribution rate of 7.95%. The net proceeds from the placement of preferred units were approximately $19.5 million.

The Company's funding strategy has been to use permanent capital, including common and preferred stock, and internally generated retained cash flows. In addition, the Company may sell properties that no longer meet its investment criteria. The Company may finance acquisitions on a temporary basis with borrowings from its Credit Facility. The Company targets a ratio of Funds from Operations ("FFO") to combined fixed charges and preferred distributions of 3.0 to 1.0. Fixed charges include interest expense and capitalized interest. Preferred distributions include amounts paid to preferred shareholders and preferred Operating Partnership unitholders. As of the year ended December 31, 2003, the FFO to fixed charges and preferred distributions coverage ratio was 3.5 to 1.0.

Funds from Operations: FFO is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), before depreciation, amortization, minority interest in income, and extraordinary items. FFO is presented because the Company considers FFO to be a useful measure of the operating performance of a REIT which, together with net income and cash flows provides investors with a basis to evaluate the operating and cash flow performances of a REIT. FFO does not represent net income or cash flows from operations as defined by GAAP. FFO does not take into consideration scheduled principal payments on debt or capital improvements. The Company believes that in order to facilitate a clear understanding of the Company's operating results, FFO should be analyzed in conjunction with net income as presented in the Company's consolidated financial statements included elsewhere in this Form 10-K. Accordingly, FFO is not necessarily a substitute for cash flow or net income as a measure of liquidity or operating performance or ability to make acquisitions and capital improvements or ability to make distributions or debt principal payments. Also, FFO as computed and disclosed by the Company may not be comparable to FFO computed and disclosed by other REITs.

FFO for the Company is computed as follows:

	Years Ended December 31,	
	2003	2002
Net income allocable to common shareholders	$ 33,312,000	$ 42,018,000
Less: Gain on sale of marketable securities	(2,043,000)	(41,000)
Less: Gain on disposition of real estate	(2,897,000)	(9,023,000)
Less: Equity income from sale of joint venture properties	(1,376,000)	(861,000)
Depreciation and amortization *	59,107,000	58,144,000
Depreciation from joint venture	-	63,000
Minority interest in income – common units	11,345,000	14,243,000
Consolidated FFO allocable to common shareholders and minority interests	97,448,000	104,543,000
FFO allocated to minority interests – common units	24,657,000	26,291,000
FFO allocated to common shareholders	$ 72,791,000	$ 78,252,000

* Includes depreciation of discontinued operations.

Capital Expenditures: During 2003, the Company incurred approximately $23.0 million in recurring capital expenditures or $1.61 per weighted average square foot. During 2002, the Company incurred approximately $22.1 million in recurring capital expenditures, or $1.59 per weighted average square foot. The Company expects these costs to continue to rise in 2004 as a result of competition in difficult markets. The following depicts actual capital expenditures for the stated periods:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Recurring capital expenditures	$ 22,954,000	$ 22,101,000
First generation tenant improvements and leasing commissions on developed properties	838,000	3,712,000
Property renovations and other capital expenditures	15,984,000	4,574,000
Total capital expenditures	$ 39,776,000	$ 30,387,000

Stock Repurchase: The Company's Board of Directors has authorized the repurchase from time to time of up to 4,500,000 shares of the Company's common stock on the open market or in privately negotiated transactions. In 2003, the Company repurchased 261,200 shares at an aggregate cost of approximately $8,119,000 or $31.08 per share. Since the inception of the program (March 2000), the Company has repurchased an aggregate total of 2,621,711 shares of common stock and 30,484 common units in its operating partnership at an aggregate cost of approximately $70.7 million (average cost of $26.66 per share/unit).

Redemption of Preferred Stock: On May 22, 2003 and September 30, 2003, the Company repurchased 7,300 and 78,300 depositary units of Series A preferred stock, at $26.00 and $25.65 per depositary share, for $190,000 and $2.0 million, respectively. The stated value of the stock was $25 per depositary share. The premium and original issuance costs were recorded as an additional distribution to preferred shareholders. The aggregate effect was a reduction of $127,000 of net income and funds from operations allocable to common shareholders and unit holders.

In March 2004, the Company gave legal notice that it is going to redeem approximately $12.8 million of Series B preferred units with an average coupon of 8-7/8% in April, 2004. Also, in March 2004, the Company gave notice of its intent to redeem approximately $52.8 million of Series A preferred stock with an average coupon of 9.25%. In connection with these redemptions, the Company will take a charge of approximately $2.1 million in 2004, related to the application of the SEC's interpretation of EITF D-42.

Distributions: The Company has elected and intends to qualify as a REIT for federal income tax purposes. In order to maintain its status as a REIT, the Company must meet, among other tests, sources of income, share ownership and certain asset tests. As a REIT, the Company is not taxed on that portion of its taxable income that is distributed to its shareholders provided that at least 90% of its taxable income is distributed to its shareholders prior to filing of its tax return.

Related Party Transactions: At December 31, 2003, PSI owns 25% of the outstanding shares of the Company's common stock (44% upon conversion of its interest in the Operating Partnership) and 25% of the outstanding common units of the Operating Partnership (100% of the common units not owned by the Company). Ronald L. Havner, Jr., the Company's chairman, is also the vice-chairman, chief executive officer and a director of PSI. The portion of his compensation allocated to the Company is reviewed and approved by the Company's Compensation Committee.

Pursuant to a cost sharing and administrative services agreement, the Company shares costs with PSI and affiliated entities for certain administrative services. These costs totaled $335,000 in 2003 and are allocated among PSI and its affiliates in accordance with a methodology intended to fairly allocate those costs. In addition, the Company provides property management services for properties owned by PSI and its affiliates for a fee of 5% of the gross revenues of such properties in addition to reimbursement of direct costs. These management fee revenues recognized under management contracts with affiliated parties totaled approximately $581,000 in 2003. In addition, the Company combines its insurance purchasing power with PSI through a captive insurance company controlled by PSI, STOR-Re Mutual Insurance Corporation ("Stor-Re"). Stor-Re provides limited property and liability insurance to the Company at commercially competitive rates. The Company and PSI also utilize unaffiliated insurance carriers to provide property and liability insurance in excess of Stor-Re's limitations.

As of December 31, 2003, the Company had $100 million in short-term borrowings from PSI. The note bore interest at 1.4% and was due on March 9, 2004. The Company repaid the note in full during the first quarter of 2004.

Off-Balance Sheet Arrangements: The Company does not have any off-balance sheet arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

To limit the Company's exposure to market risk, the Company principally finances its operations and growth with permanent equity capital consisting either of common or preferred stock. At December 31, 2003, the Company's debt as a percentage of shareholders' equity and minority interest (based on book values) was 25.0%.

The Company's market risk sensitive instruments include mortgage notes payable, the Company's term loan, loan from PSI, and line of credit, which total \$19,694,000, \$50,000,000, \$100,000,000 and \$95,000,000, respectively at December 31, 2003. All of the Company's mortgage notes payable bear interest at fixed rates. For the term loan, the Company entered into an interest rate swap transaction which had the effect of fixing the rate on the term loan for two years at 4.46% per annum. See Notes 2, 5, and 6 to Consolidated Financial Statements for terms, valuations and approximate principal maturities of the Company's mortgage notes payable, the line of credit, affiliate loans and term loan as of December 31, 2003. Based on borrowing rates currently available to the Company, combined with the amount of fixed rate debt outstanding, the difference between the carrying amount of debt and its fair value is insignificant.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements of the Company at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 and the report of Ernst & Young LLP, Independent Auditors, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Consolidated Financial Statements and Schedules in Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of disclosure controls and procedures.* The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures in reaching that level of reasonable assurance. As of the end of the fiscal quarter ended December 31, 2003, the Company's management carried out an evaluation, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based upon this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the fiscal quarter ended December 31, 2003, the Company's disclosure controls and procedures were effective.

(b) *Changes in internal control over financial reporting.* There has not been any change in the Company's internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item with respect to directors is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement to be filed in connection with the annual shareholders' meeting to be held in 2004 (the "Proxy Statement") under the caption "Election of Directors- Directors and Committee Meetings."

Information required by this item with respect to executive officers is provided in Item 4A of this report. See "Executive Officers." Information required by this item with respect to an audit committee financial expert and identification of the Audit Committee of the Board of Directors is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Election of Directors – Directors and Committee Meetings."

Information required by this item with respect to a code of ethics is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Code of Ethics for Senior Financial Officers." The code of ethics is filed as an exhibit to this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Compensation" and "Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item with respect to security ownership of certain beneficial owners and management is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Election of Directors–Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management."

The following table sets forth information as of December 31, 2003 on the Company's equity compensation plans:

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	851,613	$ 29.27	1,710,393
Equity compensation plans not approved by security holders	-	-	-
Total	851,613	$ 29.27	1,710,393

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Compensation Committee Interlocks and Insider Participation–Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees: Audit fees include fees generated by all services performed by Ernst & Young LLP to comply with generally accepted auditing standards or for services related to the audit and review of the Company's financial statements. Audit fees billed (or expected to be billed) to the Company by Ernst & Young LLP for audit of the Company's annual financial statements, review of the quarterly financial statements included in the Company's quarterly reports on Form 10-Q, audit of financial statements included in the Company's periodic reports on Form 8-K and services in connection with the Company's registration statements and securities offerings totaled $142,300 for 2002 and $185,000 for 2003.

Audit-Related Fees: Audit-related fees billed (or expected to be billed) to the Company by Ernst & Young LLP for the audit of an affiliated joint venture totaled $13,800 in 2002 and $5,000 in 2003.

Tax Fees: Tax fees billed (or expected to be billed) to the Company by Ernst & Young LLP for tax services totaled $133,600 in 2002 and $141,000 in 2003.

All Other Fees: During 2002 and 2003, Ernst & Young LLP did not bill the Company for any services other than audit services, audit related services and tax services.

The Audit Committee of the Company approves in advance all services performed by Ernst & Young LLP. At this time the Audit Committee has not delegated approval authority to any member or members of the Audit Committee.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULE AND REPORTS ON FORM 8-K

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Consolidated Financial Statements and Schedules are filed as part of this report.

2. Financial Statements Schedule

The financial statements schedule listed in the accompanying Index to Consolidated Financial Statements and Schedules are filed as part of this report.

3. Exhibits

See Exhibit Index contained herein.

b. Reports on Form 8-K

On October 2, 2003, a Current Report on Form 8-K was furnished to the SEC pursuant to Items 7(c) and 9 relating to the Company's operating results for the quarter ended September 30, 2003.

On October 23, 2003, a Current Report on Form 8-K was furnished to the SEC pursuant to Items 7(c) and 9 relating to the Company's operating results for the quarter ended September 30, 2003.

On December 11, 2003, a Current Report on Form 8-K was furnished to the SEC pursuant to Items 7(c) and 9 relating to management changes.

On December 31, 2003, a Current Report on Form 8-K was furnished to the SEC pursuant to Items 7(c) and 9 relating to three separate real estate acquisitions.

The Registrant filed a Current Report on Form 8-K dated February 26, 2004 (filed February 27, 2004) pursuant to Item 9, relating to Regulation FD Disclosure.

c. Exhibits

See Index to Exhibits contained herein.

d. Financial Statement Schedules

Not applicable.

PS BUSINESS PARKS, INC.
EXHIBIT INDEX
(Items 15(a)(3) and 15(c))

2.1 Amended and Restated Agreement and Plan of Reorganization among Registrant, American Office Park Properties, Inc. ("AOPP") and Public Storage, Inc. ("PSI") dated as of December 17, 1997. Filed with Registrant's Registration Statement No. 333-45405 and incorporated herein by reference.

3.1 Restated Articles of Incorporation. Filed with Registrant's Registration Statement No. 333-78627 and incorporated herein by reference.

3.2 Certificate of Determination of Preferences of 8 ¾% Series C Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

3.3 Certificate of Determination of Preferences of 8 7/8% Series X Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

3.4 Amendment to Certificate of Determination of Preferences of 8 7/8% Series X Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

3.5 Certificate of Determination of Preferences of 8 7/8% Series Y Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference.

3.6 Certificate of Determination of Preferences of 9 1/2% Series D Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated May 7, 2001 and incorporated herein by reference.

3.7 Amendment to Certificate of Determination of Preferences of 9 1/2% Series D Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference.

3.8 Certificate of Determination of Preferences of 9 1/4% Series E Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference.

3.9 Certificate of Determination of Preferences of 8 3/4% Series F Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed with Registrant's Current Report on Form 8-K dated January 18, 2002 and incorporated herein by reference.

3.10 Certificate of Determination of Preferences of 7.95% Series G Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. Filed herewith. This exhibit supercedes Exhibit 3.10 of the Registrant's Form 10-K for the year ended December 31, 2002.

3.11 Certificate of Determination of Preferences of 7.00% Series H Cumulative Redeemable Preferred Stock of PS Business Parks, Inc. filed with Registrant's Current Report on Form 8-K, dated January 16, 2004 and incorporated herein by reference.

3.12 Restated Bylaws. Filed with Registrant's Current Report on Form 8-K dated March 17, 1998 and incorporated herein by reference.

3.13 Amendments to Bylaws of PS Business Parks, Inc. Filed with Registrant's Quarterly report on Form 10-Q for the quarter period ended September 30, 2003 and incorporated herein by reference.

10.1	Amended Management Agreement between Storage Equities, Inc. and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.
10.2*	Registrant's 1997 Stock Option and Incentive Plan. Filed with Registrant's Registration Statement No. 333-48313 and incorporated herein by reference.
10.3	Agreement of Limited Partnership of PS Business Parks, L.P. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.
10.4	Agreement Among Shareholders and Company dated as of December 23, 1997 among Acquiport Two Corporation, AOPP, American Office Park Properties, L.P. and PSI. Filed with Registrant's Registration Statement No. 333-45405 and incorporated herein by reference.
10.5	Amendment to Agreement Among Shareholders and Company dated as of January 21, 1998 among Acquiport Two Corporation, AOPP, American Office Park Properties, L.P. and PSI. Filed with Registrant's Registration Statement No. 333-45405 and incorporated herein by reference.
10.6	Non-Competition Agreement dated as of December 23, 1997 among PSI, AOPP, American Office Park Properties, L.P. and Acquiport Two Corporation. Filed with Registrant's Registration Statement No. 333-45405 and incorporated herein by reference.
10.7**	Offer Letter/ Employment Agreement between Registrant and Joseph D. Russell, Jr., dated as of September 6, 2002. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 and incorporated herein by reference.
10.8	Revolving Credit Agreement dated August 6, 1998 among PS Business Parks, L.P., Wells Fargo Bank, National Association, as Agent, and the Lenders named therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 and incorporated herein by reference.
10.9	First Amendment to Revolving Credit Agreement dated as of August 19, 1999 among PS Business Parks, L.P., Wells Fargo Bank, National Association, as Agent, and the Lenders named therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.
10.10	Second Amendment to Revolving Credit Agreement dated as of September 29, 2000 among PS Business Parks, L.P., Wells Fargo Bank, National Association, as Agent, and the Lenders named therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 and incorporated herein by reference.
10.11	Form of Indemnity Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.
10.12	Cost Sharing and Administrative Services Agreement dated as of November 16, 1995 by and among PSCC, Inc. and the owners listed therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.
10.13	Amendment to Cost Sharing and Administrative Services Agreement dated as of January 2, 1997 by and among PSCC, Inc. and the owners listed therein. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.
10.14	Accounts Payable and Payroll Disbursement Services Agreement dated as of January 2, 1997 by and between PSCC, Inc. and American Office Park Properties, L.P. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.
10.15	Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8 7/8% Series B Cumulative Redeemable Preferred Units, dated as of April 23, 1999. Filed with Registrant's Quarterly

Report on Form 10-Q for the quarterly period ended March 31, 1999 and incorporated herein by reference.

10.16 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 9 ¼% Series A Cumulative Redeemable Preferred Units, dated as of April 30, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 and incorporated herein by reference.

10.17 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8 ¾% Series C Cumulative Redeemable Preferred Units, dated as of September 3, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

10.18 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 8 7/8% Series X Cumulative Redeemable Preferred Units, dated as of September 7, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

10.19 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to Additional 8 7/8% Series X Cumulative Redeemable Preferred Units, dated as of September 23, 1999. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference.

10.20 Amendment to Agreement of Limited Partnership of PS Business Parks L.P. Relating to 8 7/8% Series Y Cumulative Redeemable Preferred Units, dated as of July 12, 2000. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference.

10.21 Amendment to Agreement of Limited Partnership of PS Business Parks L.P. Relating to 9 1/2% Series D Cumulative Redeemable Preferred Units, dated as of May 10, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 and incorporated herein by reference.

10.22 Amendment No. 1 to Amendment to Agreement of Limited Partnership of PS Business Parks L.P. Relating to 9 1/2% Series D Cumulative Redeemable Preferred Units, dated as of June 18, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference.

10.23 Amendment to Agreement of Limited Partnership of PS Business Parks L.P. Relating to 9 1/4% Series E Cumulative Redeemable Preferred Units, dated as of September 21, 2001. Filed with Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference.

10.24 Amendment to Agreement of Limited Partnership of PS Business Parks L.P. Relating to 8 3/4% Series F Cumulative Redeemable Preferred Units, dated as of January 18, 2002. Filed with Registrant's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.

10.25 Amendment to Agreement of Limited Partnership of PS Business Parks L.P. Relating to 7.95% Series G Cumulative Redeemable Preferred Units, dated as of October 30, 2002. Filed herewith. This exhibit supercedes Exhibit 10.26 of the Registrant's Form 10-K for the year ended December 31, 2002.

10.26 Amendment to Agreement of Limited Partnership of PS Business Parks, L.P. Relating to 7.00% Series H Cumulative Redeemable Preferred Units, dated as of January 16, 2004. Filed herewith.

10.27 Third Amendment to Revolving Credit Agreement dated as of February 15, 2002 among PS Business Parks, L.P., Wells Fargo Bank, National Association, as Agent, and the Lenders named therein. Filed with Registrant's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.

10.28 Term Loan Agreement dated as of February 20, 2002 among PS Business Parks, L.P. and Fleet National Bank, as Agent. Filed with Registrant's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.

10.29 Amended and Restated Revolving Credit Agreement dated as of October 29, 2002 among PS Business Parks, L.P., Wells Fargo Bank, National Association, as Agent, and the Lenders named therein. Filed with Registrant's Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

10.30* Registrant's 2003 Stock Option and Incentive Plan. Filed with Registrant's Registration Statement on Form S-8, No. 333-104604 and incorporated herein by reference.

10.31 Letter Agreement, dated as of December 29, 2003, between Public Storage, Inc. and PS Business Parks, L.P. Filed with the Registrant's Current Report on Form 8-K dated January 14, 2004 and incorporated herein by reference.

10.32 Modification Agreement dated as of December 29, 2003. Filed herewith. This exhibit modifies the Amended and Restated Revolving Credit Agreement dated as of October 29, 2002 and filed with the Registrant's Form 10-K for the year ended December 31, 2002.

10.33 Modification Agreement dated as of January 23, 2004. Filed herewith. This exhibit modifies the Modification Agreement dated as of December 29, 2003 and filed herewith.

12 Statement re: Computation of Ratio of Earnings to Fixed Charges. Filed herewith.

14 Code of Ethics for Senior Financial Officers. Filed herewith.

21 List of Subsidiaries. Filed herewith.

23 Consent of Independent Auditors. Filed herewith.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

32.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.

---

* Compensatory benefit plan.

** Management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2004

PS BUSINESS PARKS, INC.

BY: /s/ Joseph D. Russell, Jr.
Joseph D. Russell, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronald L. Havner, Jr. Ronald L. Havner, Jr.	Chairman of the Board	March 15, 2004
/s/ Joseph D. Russell, Jr. Joseph D. Russell, Jr.	President and Chief Executive Officer (principal executive officer)	March 15, 2004
/s/ Edward A. Stokx Edward A. Stokx	Chief Financial Officer (principal financial officer and principal accounting officer)	March 15, 2004
/s/ Vern O. Curtis Vern O. Curtis	Director	March 15, 2004
/s/ Arthur M. Friedman Arthur M. Friedman	Director	March 15, 2004
/s/ James H. Kropp James H. Kropp	Director	March 15, 2004
/s/ Harvey Lenkin Harvey Lenkin	Director	March 15, 2004
/s/ Alan K. Pribble Alan K. Pribble	Director	March 15, 2004
/s/ Jack D. Steele Jack D. Steele	Director	March 15, 2004

PS BUSINESS PARKS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

(Item 15(a)(1) and Item 15(a)(2))

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
PS Business Parks, Inc.

We have audited the accompanying consolidated balance sheets of PS Business Parks, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PS Business Parks, Inc. at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Los Angeles, California
February 18, 2004

PS BUSINESS PARKS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Cash and cash equivalents	$ 5,809,000	$ 44,812,000
Marketable securities	-	5,278,000
Real estate facilities, at cost:		
Land	387,101,000	286,301,000
Buildings and equipment	1,129,938,000	968,473,000
	1,517,039,000	1,254,774,000
Accumulated depreciation	(225,599,000)	(177,229,000)
	1,291,440,000	1,077,545,000
Properties held for disposition, net	34,649,000	-
Land held for development	10,196,000	11,989,000
	1,336,285,000	1,089,534,000
Investment in joint venture	-	1,057,000
Rent receivable	1,885,000	1,814,000
Deferred rent receivables	12,929,000	11,507,000
Intangible assets, net	76,000	378,000
Other assets	1,877,000	2,422,000
Total assets	$ 1,358,861,000	$ 1,156,802,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued and other liabilities	$ 35,701,000	$ 36,902,000
Line of credit	95,000,000	-
Notes payable to affiliate	100,000,000	-
Mortgage notes payable	19,694,000	20,279,000
Unsecured note payable	50,000,000	50,000,000
Total liabilities	300,395,000	107,181,000
Minority interest:		
Preferred units	217,750,000	217,750,000
Common units	169,888,000	167,469,000
Shareholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, 6,747 and 6,833 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	168,673,000	170,813,000
Common stock, $0.01 par value, 100,000,000 shares authorized, 21,565,528 and 21,531,419 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	216,000	215,000
Paid-in capital	420,778,000	420,372,000
Cumulative net income	281,386,000	232,290,000
Comprehensive income/(loss)	(535,000)	(260,000)
Cumulative distributions	(199,690,000)	(159,028,000)
Total shareholders' equity	670,828,000	664,402,000
Total liabilities and shareholders' equity	$ 1,358,861,000	$ 1,156,802,000

See accompanying notes.

PS BUSINESS PARKS, INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2003	2002	2001
Revenues:			
Rental income	$ 194,125,000	$ 190,600,000	$ 154,973,000
Facility management fees primarily from affiliates	742,000	763,000	683,000
Gain on sale of marketable securities	2,043,000	41,000	8,000
Interest and other income	1,125,000	959,000	2,621,000
	198,035,000	192,363,000	158,285,000
Expenses:			
Cost of operations	53,917,000	50,996,000	41,077,000
Cost of facility management	146,000	176,000	152,000
Depreciation and amortization	58,927,000	55,183,000	37,602,000
General and administrative	4,683,000	5,125,000	4,892,000
Interest expense	4,015,000	5,324,000	1,715,000
	121,688,000	116,804,000	85,438,000
Income before discontinued operations and minority interest	76,347,000	75,559,000	72,847,000
Discontinued operations:			
Income from discontinued operations	4,048,000	3,940,000	4,487,000
Impairment charge on properties held for sale	(5,907,000)	(900,000)	-
Gain on disposition of real estate	2,897,000	9,023,000	-
Equity in income of discontinued joint venture	2,296,000	1,978,000	25,000
Net income from discontinued operations	3,334,000	14,041,000	4,512,000
Income before minority interest	79,681,000	89,600,000	77,359,000
Minority interest in income – preferred units	(19,240,000)	(17,927,000)	(14,107,000)
Minority interest in income – common units	(11,345,000)	(14,243,000)	(13,382,000)
Net income	$ 49,096,000	$ 57,430,000	$ 49,870,000
Net income allocation:			
Allocable to preferred shareholders	$ 15,784,000	$ 15,412,000	$ 8,854,000
Allocable to common shareholders	33,312,000	42,018,000	41,016,000
	$ 49,096,000	$ 57,430,000	$ 49,870,000
Net income per common share – basic:			
Continuing operations	$ 1.44	$ 1.46	$ 1.69
Discontinued operations	0.12	0.49	0.15
	$ 1.56	$ 1.95	$ 1.84
Net income per common share – diluted:			
Continuing operations	$ 1.42	$ 1.45	$ 1.68
Discontinued operations	0.12	0.48	0.15
	$ 1.54	$ 1.93	$ 1.83
Weighted average common shares outstanding:			
Basic	21,412,000	21,552,000	22,350,000
Diluted	21,565,000	21,743,000	22,435,000

See accompanying notes.

PS BUSINESS PARKS, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock		Paid-in	Cumulative	Other Comprehensive	Cumulative	Shareholders'
	Shares	Amount	Shares	Amount	Capital	Net Income	Income/(Loss)	Distributions	Equity
Balances at December 31, 2000	2,200	$55,000,000	23,044,635	$230,000	$464,855,000	$124,990,000	-	$(80,732,000)	$564,343,000
Issuance of preferred stock, net of costs	2,640	66,000,000	-	-	(1,663,000)	-	-	-	64,337,000
Issuance of common stock:									
Exercise of stock options	-	-	94,259	1,000	1,602,000	-	-	-	1,603,000
Repurchase of common stock	-	-	(1,599,111)	(16,000)	(43,910,000)	-	-	-	(43,926,000)
Unrealized gain – appreciation in marketable securities	-	-	-	-	-	-	108,000	-	108,000
Net income	-	-	-	-	-	49,870,000	-	-	49,870,000
Comprehensive income	-	-	-	-	-	-	-	-	49,978,000
Distributions paid:									
Preferred stock	-	-	-	-	-	-	-	(8,854,000)	(8,854,000)
Common stock	-	-	-	-	-	-	-	(29,027,000)	(29,027,000)
Adjustment to reflect minority interest to underlying ownership interest	-	-	-	-	1,277,000	-	-	-	1,277,000
Balances at December 31, 2001	4,840	$121,000,000	21,539,783	$215,000	$422,161,000	$174,860,000	$108,000	$(118,613,000)	$599,731,000
Issuance of preferred stock, net of costs	2,000	50,000,000	-	-	(1,737,000)	-	-	-	48,263,000
Repurchase of preferred stock	(7)	(187,000)	-	-	(5,000)	-	-	-	(192,000)
Issuance of common stock:									
Exercise of stock options	-	-	29,998	-	723,000	-	-	-	723,000
Stock bonus awards	-	-	438	-	15,000	-	-	-	15,000
Stock option expense	-	-	-	-	525,000	-	-	-	525,000
Repurchase of common stock	-	-	(38,800)	-	(1,206,000)	-	-	-	(1,206,000)
Unrealized gain – appreciation in marketable securities	-	-	-	-	-	-	726,000	-	726,000
Unrealized loss on interest rate swap	-	-	-	-	-	-	(1,094,000)	-	(1,094,000)
Net income	-	-	-	-	-	57,430,000	-	-	57,430,000
Comprehensive income	-	-	-	-	-	-	-	-	57,062,000
Distributions paid:									
Preferred stock	-	-	-	-	-	-	-	(15,412,000)	(15,412,000)
Common stock	-	-	-	-	-	-	-	(25,003,000)	(25,003,000)
Adjustment to reflect minority interest to underlying ownership interest	-	-	-	-	(104,000)	-	-	-	(104,000)
Balances at December 31, 2002	6,833	$ 170,813,000	21,531,419	$ 215,000	$ 420,372,000	$ 232,290,000	$ (260,000)	$ (159,028,000)	$ 664,402,000
Repurchase of common stock	-	-	(261,200)	(2,000)	(8,117,000)	-	-	-	(8,119,000)
Repurchase of preferred stock	(86)	(2,140,000)	-	-	69,000	-	-	-	(2,071,000)
Exercise of stock options	-	-	293,309	3,000	7,618,000	-	-	-	7,621,000
Stock compensation	-	-	2,000	-	64,000	-	-	-	64,000
Stock option expense	-	-	-	-	322,000	-	-	-	322,000
Unrealized gain- appreciation in marketable securities	-	-	-	-	-	-	(834,000)	-	(834,000)
Unrealized gain on interest rate swap	-	-	-	-	-	-	559,000	-	559,000
Net income	-	-	-	-	-	49,096,000	-	-	49,096,000
Comprehensive income	-	-	-	-	-	-	-	-	48,821,000
Distributions paid:									
Preferred stock	-	-	-	-	-	-	-	(15,784,000)	(15,784,000)
Common stock	-	-	-	-	-	-	-	(24,878,000)	(24,878,000)
Adjustment to reflect minority interest to underlying ownership interest	-	-	-	-	450,000	-	-	-	450,000
Balances at December 31, 2003	6,747	$ 168,673,000	21,565,528	$ 216,000	$ 420,778,000	$ 281,386,000	$ (535,000)	$ (199,690,000)	$ 670,828,000

See accompanying notes.

PS BUSINESS PARKS, INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 49,096,000	$ 57,430,000	$ 49,870,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	59,107,000	58,144,000	41,067,000
Minority interest in income	30,585,000	32,170,000	27,489,000
Equity in income of discontinued joint venture	(2,296,000)	(1,978,000)	(25,000)
Gain on sale of marketable equity securities	(2,043,000)	(41,000)	(8,000)
Gain on disposition of properties	(2,897,000)	(9,023,000)	-
Impairment charge on properties held for sale	5,907,000	900,000	-
Stock option and stock compensation expense	386,000	540,000	-
Increase in receivables and other assets	(1,615,000)	(3,529,000)	(2,617,000)
Increase (decrease) in accrued and other liabilities	(3,820,000)	313,000	10,901,000
Total adjustments	83,314,000	77,496,000	76,807,000
Net cash provided by operating activities	132,410,000	134,926,000	126,677,000
Cash flows from investing activities:			
Proceeds from liquidation of investments in marketable securities	7,600,000	4,823,000	6,401,000
Acquisition of marketable securities	(1,396,000)	(255,000)	(9,441,000)
Acquisition of real estate facilities	(279,137,000)	(1,156,000)	(301,960,000)
Proceeds from disposition of real estate	14,498,000	23,313,000	1,175,000
Proceeds from note receivable	-	7,450,000	-
Capital improvements to real estate facilities	(38,938,000)	(26,675,000)	(12,760,000)
Development of real estate facilities	(838,000)	(3,712,000)	(14,904,000)
Distribution from investment in joint venture	3,326,000	1,988,000	13,122,000
Net cash (used in) provided by investing activities	(294,885,000)	5,776,000	(318,367,000)
Cash flows from financing activities:			
Proceeds from unsecured notes payable	-	50,000,000	-
Borrowings from (repayments on) line of credit	95,000,000	(100,000,000)	100,000,000
Borrowings (repayment of borrowings) from an affiliate	100,000,000	(35,000,000)	35,000,000
Principal payments on mortgage notes payable	(585,000)	(9,866,000)	(826,000)
Net proceeds from the issuance of preferred stock	-	48,263,000	64,337,000
Net proceeds from the issuance of preferred operating partnership units	-	19,453,000	51,650,000
Redemption of common operating partnership units	-	-	(808,000)
Exercise of stock options	7,621,000	723,000	1,603,000
Repurchase of common stock	(8,119,000)	(1,206,000)	(43,926,000)
Repurchase of preferred stock	(2,198,000)	(192,000)	-
Distributions paid to preferred shareholders	(15,657,000)	(15,412,000)	(8,854,000)
Distributions paid to minority interests – preferred units	(19,240,000)	(17,927,000)	(14,107,000)
Distributions paid to common shareholders	(24,878,000)	(28,234,000)	(29,027,000)
Distributions paid to minority interests – common units	(8,472,000)	(9,568,000)	(9,571,000)
Net cash provided by (used in) financing activities	123,472,000	(98,966,000)	145,471,000
Net (decrease) increase in cash and cash equivalents	(39,003,000)	41,736,000	(46,219,000)
Cash and cash equivalents at the beginning of the period	44,812,000	3,076,000	49,295,000
Cash and cash equivalents at the end of the period	$ 5,809,000	$ 44,812,000	$ 3,076,000
Supplemental disclosures:			
Interest paid, net of interest capitalized	$ 4,607,000	$ 5,424,000	$ 2,121,000

See accompanying notes.

PS BUSINESS PARKS, INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2003	2002	2001
Supplemental schedule of non cash investing and financing activities:			
Adjustment to reflect minority interest to underlying ownership interest:			
Minority interest – common units	(450,000)	104,000	(1,277,000)
Paid-in capital	450,000	(104,000)	1,277,000
Transfer of developed properties to real estate facilities:			
Real estate facilities	-	-	(29,479,000)
Construction in progress	-	-	29,479,000
Disposition of property:			
Real estate facilities	-	-	3,265,000
Deferred gain on property disposition	-	-	5,360,000
Note receivable	-	-	(7,450,000)
Investment in joint venture:			
Real estate facilities	-	-	14,096,000
Investment in joint venture	-	-	(14,096,000)
Unrealized gain:			
Marketable securities	834,000	(726,000)	(108,000)
Other comprehensive income (loss)	(834,000)	726,000	108,000
Unrealized loss:			
Comprehensive (income) loss on interest rate swap	(559,000)	1,094,000	-
Other comprehensive income (loss)	559,000	(1,094,000)	-

See accompanying notes.

PS BUSINESS PARKS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. Organization and description of business

Organization

PS Business Parks, Inc. ("PSB") was incorporated in the state of California in 1990. As of December 31, 2003, PSB owned approximately 75% of the common partnership units of PS Business Parks, L.P. (the "Operating Partnership" or "OP"). The remaining common partnership units were owned by Public Storage, Inc. ("PSI"). PSB, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in managing and controlling the Operating Partnership. PSB and the Operating Partnership are collectively referred to as the "Company."

Description of business

The Company is a fully-integrated, self-advised and self-managed real estate investment trust ("REIT") that acquires, develops, owns and operates commercial properties containing commercial and industrial rental space. As of December 31, 2003, the Company owned and operated approximately 18.3 million net rentable square feet of commercial space located in eight states. The Company also managed approximately 1.3 million net rentable square feet on behalf of PSI and its affiliated entities and third party owners.

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements include the accounts of PSB and the Operating Partnership. All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from estimates.

Allowance for doubtful accounts

We monitor the collectibility of our receivable balances including the deferred rent receivable on an on-going basis. Based on these reviews, we establish a provision, and maintain an allowance for doubtful accounts for estimated losses resulting from the possible inability of our tenants to make required rent payments to us. A provision for doubtful accounts is recorded during each period. The allowance for doubtful accounts, which represents the cumulative allowances less write-offs of uncollectible rent, is netted against tenant and other receivables on our consolidated balance sheets. Tenant receivables are net of an allowance for uncollectible accounts totaling $150,000 at December 31, 2003 and 2002.

Financial instruments

The methods and assumptions used to estimate the fair value of financial instruments are described below. The Company has estimated the fair value of financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133, as amended by SFAS 138). The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value and reflected as income or expense. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

In July 2002, the Operating Partnership entered into an interest rate swap agreement, which is accounted for as a cash flow hedge, in order to reduce the impact of changes in interest rates on a portion of its floating rate debt. The agreement, which covers $50,000,000 of debt through July 2004, effectively changes the interest rate exposure from floating rate to a fixed rate of 4.46%. Market gains and losses on the value of the swap are deferred and included in income over the life of the swap or related debt. The Operating Partnership records the differences paid or received on the interest rate swap in interest expense as interest expense is incurred.

Net interest differentials to be paid or received related to these contracts were accrued as incurred or earned. Included in other comprehensive income is $535,000 in unrealized income (loss) related to the interest rate swap as of December 31, 2003. Upon termination of the contract, the related balance in comprehensive income is recognized into income or expense in the period the contract matures or is terminated.

At December 31, 2003, the Company expects to reclassify $535,000 of net losses on derivative instruments from accumulated comprehensive income to earnings during the next twelve months due to the payment of variable interest associated with the floating rate debt and expiration of the contract.

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Due to the short period to maturity of the Company's cash and cash equivalents, accounts receivable, other assets and accrued and other liabilities, the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value. Based on borrowing rates currently available to the Company, the carrying amount of debt approximates fair value.

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and receivables. Cash and cash equivalents, which consist primarily of short-term investments, including commercial paper, are only invested in entities with an investment grade rating. Receivables are comprised of balances due from a large number of customers. Balances that the Company expects to become uncollectable are reserved for or written off.

Marketable securities and financial instruments

Marketable securities are classified as "available-for-sale" in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments are reflected on the balance sheet at fair market value based upon the quoted market price. Dividend income is recognized when earned.

Real estate facilities

Real estate facilities are recorded at cost. Costs related to the renovation or improvement of the properties are capitalized. Expenditures for repairs and maintenance are expensed as incurred. Expenditures that are expected to benefit a period greater than 30 months and exceed $5,000 are capitalized and depreciated over the estimated useful life. Buildings and equipment are depreciated on the straight-line method over the estimated useful lives, which are generally 30 and 5 years, respectively. Leasing costs in excess of $1,000 for leases with terms greater than two years are capitalized and depreciated/amortized over their estimated useful lives. Leasing costs for leases of less than two years or less than $1,000 are expensed as incurred.

Interest cost and property taxes incurred during the period of construction of real estate facilities are capitalized. The Company capitalized $0, $288,000 and $1,091,000 of interest expense and $0, $0, and $321,000 of property taxes during the years ended December 31, 2003, 2002 and 2001, respectively.

Investment in joint venture

In October 2001, the Company formed a joint venture with an unaffiliated investor to own and operate an industrial park consisting of 14 buildings in the City of Industry submarket of Los Angles County. The park, consisting of 294,000 square feet of industrial space, was acquired by the Company in December 2000 at a cost of approximately $14.4 million. The property was contributed to the joint venture at its original cost. The partnership was capitalized with equity capital consisting of 25% from the Company and 75% from the unaffiliated investor in addition to a mortgage note payable.

During 2002, the joint venture sold eight of the buildings totaling approximately 170,000 square feet. The Company recognized gains of approximately $861,000 on the disposition of these eight buildings. In addition, the Company's interest in cash distributions from the joint venture increased from 25% to 50% as a result of meeting its performance measures. Therefore, the Company recognized additional income of $1,008,000 in 2002. The gains and the additional income are included in equity in income of joint venture. As of December 31, 2002, the joint venture held six buildings totaling 124,000 square feet. During January, 2003, five of the remaining six buildings were sold and the Company recognized gains of approximately $1.1 million as a result of these sales and additional income of approximately $700,000. The remaining building, with approximately 29,000 square feet was sold in April, 2003. The Company recognized a gain of approximately $300,000 and additional income of approximately $200,000 during the second quarter of 2003.

The Company's investment was accounted for under the equity method in accordance with APB 18, "Equity Method of Accounting for Investments." In accordance with APB 18, the Company's share of the debt was netted against its share of the assets in determining the investment in the joint venture and was not included in the Company's total liabilities. The accounting policies of the joint venture were consistent with the Company's accounting policies.

Summarized below is financial data for the joint venture as of December 31, 2003.

	For the years ended December 31, 2003	2002
Operating revenues	$ 20,000	$ 1,570,000
Gain on sale of real estate	3,668,000	3,444,000
Total revenues	$ 3,688,000	$ 5,014,000
Cost of operations	48,000	477,000
Depreciation and amortization	-	251,000
Interest and other expenses	4,000	405,000
Total expenses	52,000	1,133,000
Net income	$ 3,636,000	$ 3,881,000

As of December 31, 2003, the joint venture had sold all of its properties, extinguished all of its debt, and distributed any remaining cash to the joint venture partners.

	December 31, 2002
Real estate held for disposition, net	$ 5,992,000
Total assets	6,731,000
Notes payable	2,551,000
Total liabilities	3,908,000
Partners' capital	2,823,000
The Company's investment at December 31	$ 1,057,000

Intangible assets

Intangible assets consist of property management contracts for properties managed, but not owned, by the Company. The intangible assets are being amortized over seven years. Accumulated amortization was $2,081,000 and $1,779,000 at December 31, 2003 and 2002, respectively.

Evaluation of asset impairment

The Company evaluates its assets used in operations by identifying indicators of impairment and by comparing the sum of the estimated undiscounted future cash flows for each asset to the asset's carrying value. When indicators of impairment are present and the sum of the undiscounted future cash flows is less than the carrying value of such asset, an impairment loss is recorded equal to the difference between the asset's current carrying value and its value based on discounting its estimated future cash flows. In addition, the Company evaluates its assets held for disposition for impairment. Assets held for disposition are reported at the lower of their carrying value or fair value, less cost of disposition. During 2003, the Company identified certain assets, classified as properties held for disposition, that were impaired. As a result, the Company recognized an impairment loss of $5.9 million in the first quarter of 2003. See Note 3.

Borrowings from affiliate

As of December 31, 2003, the Company had $100 million in short-term borrowings from PSI. The note bore interest at 1.4% and was due on March 9, 2004. The Company repaid the note in full during the first quarter of 2004.

Stock-based compensation

Until December 31, 2001, the Company elected to adopt the disclosure requirements of FAS 123 but continued to account for stock-based compensation under APB 25. Effective January 1, 2002, the Company adopted the Fair Value Method of accounting for stock options. As required by the transition requirements of FAS 123, amended by FAS 148, the Company will recognize compensation expense in the income statement using the Fair Value Method only with respect to stock options issued after January 1, 2002, but continue to disclose the pro-forma impact of utilizing the Fair Value Method on stock options issued prior to January 1, 2002. As a result, included in the Company's income statement for the years ended December 31, 2003 and December 31, 2002, is approximately $322,000 and $525,000, respectively, in stock option compensation expense related to options granted after January 1, 2002. See note 10.

The Company also recognizes compensation expense with regards to restricted stock units it grants. As a result included in the Company's income statement for the years ended December 31, 2003 and December 31, 2002, is approximately $670,000 and $511,000, respectively, in restricted stock compensation expense.

Revenue and expense recognition

All leases are classified as operating leases. Rental income is recognized on a straight-line basis over the terms of the leases. Deferred rent receivables represents rental revenue accrued on a straight-line basis in excess of rental revenue currently billed. Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenues in the period the applicable costs are incurred.

Costs incurred in connection with leasing (primarily tenant improvements and leasing commissions) are capitalized and amortized over the lease period.

Gains/Losses from sales of real estate

The Company recognizes gains from sales of real estate at the time of sale using the full accrual method, provided that various criteria related to the terms of the transactions and any subsequent involvement by us with the properties sold are met. If the criteria are not met, the Company defers the gains and recognizes them when the criteria are met or using the installment or cost recovery methods as appropriate under the circumstances.

General and administrative expense

General and administrative expense includes executive compensation, office expense, professional fees, state income taxes, cost of acquisition personnel and other such administrative items.

Related party transactions

Pursuant to a cost sharing and administrative services agreement, the Company shares costs with PSI and affiliated entities for certain administrative services. These costs totaled $335,000, $337,000 and $834,000 in 2003, 2002 and 2001, respectively, and are allocated among PSI and its affiliates in accordance with a methodology intended to fairly allocate those costs. In addition, the Company provides property management services for properties owned by PSI and its affiliates for a fee of 5% of the gross revenues of such properties in addition to reimbursement of direct costs. These management fee revenues recognized under management contracts with affiliated parties totaled approximately $581,000 in 2003. In addition, the Company combines its insurance purchasing power with PSI through a captive insurance company controlled by PSI, STOR-Re Mutual Insurance Corporation ("Stor-Re"). Stor-Re provides limited property and liability insurance to the Company at commercially competitive rates. The Company and PSI also utilize unaffiliated insurance carriers to provide property and liability insurance in excess of Stor-Re's limitations.

In June 2002, PSI assigned to the Company PSI's right to acquire from an unaffiliated third party a parcel of undeveloped land. The land is located adjacent to the Company's business park known as Metro Park North in Rockville, Maryland. In consideration for the assignment, the Company reimbursed PSI for all of its costs incurred in connection with the acquisition and development of the land (approximately $376,000, including $87,000 of land deposits paid by PSI to the un-affiliated seller of the land). The land deposits were applied to the $800,000 purchase price for the land.

Income taxes

The Company qualified and intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, the Company is not subject to federal income tax to the extent that it distributes its taxable income to its shareholders. A REIT must distribute at least 90% of its taxable income each year. In addition, REIT's are subject to a number of organizational and operating requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) based on its taxable income using corporate income tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income. The Company believes it met all organization and operating requirements to maintain its REIT status during 2003, 2002 and 2001 and intends to continue to meet such requirements. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Net income per common share

Per share amounts are computed using the weighted average common shares outstanding. "Diluted" weighted average common shares outstanding include the dilutive effect of stock options under the treasury stock method. "Basic" weighted average common shares outstanding excludes such effect. Earnings per share has been calculated as follows:

	For the Years Ended December 31,		
	2003	2002	2001
Net income allocable to common shareholders	$ 33,312,000	$ 42,018,000	$ 41,016,000
Weighted average common shares outstanding:			
Basic weighted average common shares outstanding	21,412,000	21,552,000	22,350,000
Net effect of dilutive stock options - based on treasury stock method using average market price	153,000	191,000	85,000
Diluted weighted average common shares outstanding	21,565,000	21,743,000	22,435,000
Basic earnings per common share	$ 1.56	$ 1.95	$ 1.84
Diluted earnings per common share	$ 1.54	$ 1.93	$ 1.83

Segment Reporting

The Company views its operations as principally one segment.

Reclassifications

Certain reclassifications have been made to the consolidated financial statements for 2002 and 2001 in order to conform to the 2003 presentation.

3. Real estate facilities

The activity in real estate facilities for the years ended December 31, 2003, 2002, and 2001 is as follows:

	Land	Buildings	Accumulated Depreciation	Total
Balances at December 31, 2000	$ 214,020,000	$ 709,328,000	$ (83,841,000)	$ 839,507,000
Property acquisitions	76,595,000	225,365,000	-	301,960,000
Property dispositions	(930,000)	(2,881,000)	546,000	(3,265,000)
Contribution to joint venture	(3,432,000)	(11,100,000)	436,000	(14,096,000)
Properties held for disposition	(1,860,000)	(9,653,000)	2,015,000	(9,498,000)
Developed projects	4,399,000	25,080,000	-	29,479,000
Capital improvements	-	12,760,000	-	12,760,000
Depreciation expense	-	-	(40,765,000)	(40,765,000)
Balances at December 31, 2001	$ 288,792,000	$ 948,899,000	$ (121,609,000)	$1,116,082,000
Property dispositions	(2,499,000)	(10,668,000)	1,736,000	(11,431,000)
Developed projects	8,000	3,704,000	-	3,712,000
Capital improvements	-	26,538,000	-	26,538,000
Depreciation expense	-	-	(57,356,000)	(57,356,000)
Balances at December 31, 2002	$ 286,301,000	$ 968,473,000	$(177,229,000)	$1,077,545,000
Acquisition of real estate	112,718,000	170,137,000	-	282,855,000
Disposition of real estate	(3,154,000)	(9,888,000)	2,550,000	(10,492,000)
Developed projects	-	838,000	-	838,000
Capital improvements	-	38,938,000	-	38,938,000
Lease termination	-	(1,766,000)	1,041,000	(725,000)
Depreciation expense	-	-	(58,901,000)	(58,901,000)
Transfer to properties held for disposition	(8,764,000)	(36,794,000)	6,940,000	(38,618,000)
Balances at December 31, 2003	$ 387,101,000	$1,129,938,000	$(225,599,000)	$1,291,440,000

The unaudited basis of real estate facilities for federal income tax purposes was approximately $1.2 billion at December 31, 2003. The Company had approximately 2.6% of its properties, in terms of net book value, encumbered by mortgage debt at December 31, 2003.

During the years ended December 31, 2003, 2002 and 2001, the Company incurred approximately $0.8 million, $3.7 million, and $14.9 million in development costs, respectively. In 2001, the Company completed a 97,000 square foot development in Beaverton, Oregon, a 141,000 square foot development in Chantilly, Virginia and a 102,000 square foot development in Dallas, Texas at an aggregate cost of approximately $28.5 million. There were no new development properties in 2002 or 2003, although the Company continued to incur first generation leasing costs on three of its developments in 2002 and 2003.

During the year ended December 31, 2003, the Company completed the following acquisitions: Westwood Business Park, containing 113,000 square feet of flex space in the Farmer's Branch submarket of Dallas, Texas for $7.8 million; Orange County Business Center containing five low-rise office buildings and 437,000 square feet for approximately $45.1 million; Four buildings in the Metro/Black Canyon submarket of Phoenix, Arizona, totaling 110,000 square feet of flex space for approximately $9.6 million; Two office buildings in the Central Orange County submarket of Orange, California, totaling 107,000 square feet for approximately $14.9 million; and Miami International Commerce Center, consisting of 3.3 million square feet of industrial and flex space and 60,000 square feet of retail space for approximately $205 million. The values assigned to the assets acquired were determined using traditional real estate valuation methodologies. In accordance with SFAS 141, the Company assesses the market value of in-place leases based upon their best estimate of current market rents.

For acquisitions that were consummated subsequent to June 30, 2001, the effective date of Statement of Financial Accounting Standards No. 141, *Business Combinations*, the fair value of the real estate acquired is allocated to the acquired tangible assets, consisting of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

The fair value of the tangible assets of an acquired property (which includes land, building and tenant improvements) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, building and tenant improvements based on management's determination of the relative fair values of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including tenant improvements and leasing commissions.

In allocating the fair value of the identified net intangible assets of an acquired property, above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above and below-market lease values (included in building and equipment in the accompanying consolidated balance sheet) are amortized, net, to expense over the remaining non-cancelable terms of the respective leases.

The aggregate value of other acquired intangible assets, consisting of in-place leases and tenant relationships, is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property as if vacant, determined as set forth above. This aggregate value is allocated between in-place lease values and tenant relationships based on management's evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in-place lease value for the additional interests in real estate entities acquired, because such value and its consequence to amortization expense is immaterial for these particular acquisitions. Should future acquisitions of properties result in allocating material amounts to the value of tenant relationships, an amount would be separately allocated and amortized over the estimated life of the relationship. The value of in-place leases exclusive of the value of above-market and below-market in-place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off.

Eight buildings, consisting of one property located in Lakewood, California, two buildings located in Nashville, Tennessee, and five office and flex buildings and 4.5 acres of land in Beaverton, Oregon were identified as not meeting the Company's ongoing investment strategy. The sale of the Lakewood property was completed in April, 2003 with net proceeds of approximately $6.3 million. The sale of the Nashville properties was completed in June, 2003 with net proceeds of $5.1 million. The Beaverton properties were under contract to be sold with estimated proceeds of approximately $34.5 million. The contract was terminated in May, 2003, but the properties continue to be held for disposition. A gain on the Lakewood and Nashville properties of $3.5 million was recognized in the second quarter of 2003. During the third quarter of 2003, the Company sold a one-acre parcel of land located in Beaverton, Oregon with net proceeds of approximately $733,000. The transaction was completed in July, 2003 at a gain of approximately $14,000. During the fourth quarter of 2003, the Company sold a building located in Beaverton, Oregon with net proceeds of approximately $2.4 million. The transaction was completed in December, 2003, at a loss of approximately $601,000. An impairment loss of $5.9 million based on the estimated proceeds from the disposition of the Beaverton, Oregon properties was recognized in the first quarter of 2003.

The Company disposed of a property in San Diego for approximately $9 million in November 2001 and deferred a gain of approximately $5.3 million which was later recognized in the first quarter of 2002 when the buyer of the property obtained third party financing for the property and paid off most of its note to the Company.

During 2001, the Company identified two properties in San Antonio, Texas totaling 199,000 square feet that did not meet its ongoing investment strategy. During 2002, the Company sold both of these properties for $9.5 million, resulting in net proceeds of $8.5 million. The Company recognized a net loss on the sale of the two properties of approximately $1.1 million. During 2002, the Company identified two additional properties that did not meet the Company's ongoing investment criteria. One property located in Overland Park, Kansas with 62,000 square feet was sold for $5.3 million resulting in net proceeds of $5.1 and a gain of approximately $2.1 million. The second property located in Landover Maryland with 125,000 square feet, was sold for $9.6 million generating net proceeds of $9.5 million and a gain of approximately $1.7 million. The disposition properties consisted of both flex and office properties.

The following summarizes the condensed results of operations of the properties held for disposition at December 31, 2003 and properties sold during 2002 and 2003, which are also included in the consolidated statements of income:

	For the Years Ended December 31,		
	2003	2002	2001
Rental income	$ 5,604,000	$ 10,337,000	$ 12,089,000
Cost of operations	(1,376,000)	(3,436,000)	(4,137,000)
Depreciation	(180,000)	(2,961,000)	(3,465,000)
Net operating income	$ 4,048,000	$ 3,940,000	$ 4,487,000

4. Leasing activity

The Company leases space in its real estate facilities to tenants primarily under non-cancelable leases generally ranging from one to ten years. Future minimum rental revenues excluding recovery of expenses as of December 31, 2003 under these leases are as follows:

2004	$	182,943,000
2005		140,118,000
2006		92,727,000
2007		63,703,000
2008		43,871,000
Thereafter		75,741,000
	$	599,103,000

In addition to minimum rental payments, tenants pay reimbursements for their pro rata share of specified operating expenses, which amount to $26,061,000, $26,216,000, and $22,764,000, for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts are included as rental income and cost of operations in the accompanying consolidated statements of income.

Leases for approximately 6% of the leased square footage are subject to termination options which includes leases for approximately 2% of the leased square footage having termination options exercisable through December 31, 2004 (unaudited). In general, these leases provide for termination payments should the termination options be exercised. The above table is prepared assuming such options are not exercised.

5. Bank Loans

The Company has a line of credit (the "Credit Facility") with Wells Fargo Bank with a borrowing limit of $100 million and an expiration date of August 1, 2005. Interest on outstanding borrowings is payable monthly. At the option of the Company, the rate of interest charged is equal to (i) the prime rate or (ii) a rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.60% to LIBOR plus 1.20% depending on the Company's credit ratings and coverage ratios, as defined (currently LIBOR plus 0.70%). In addition, the Company is required to pay an annual commitment fee ranging from 0.20% to 0.35% of the borrowing limit (currently 0.25%). In connection with the extension, the Company paid Wells Fargo Bank a one-time fee of approximately $330,000. The Company had drawn $95 million and $0 on its line of credit at December 31, 2003 and 2002, respectively. The Company repaid in full the $95 million outstanding on its line of credit in January, 2004, and subsequently, borrowed $51 million on its line of credit in February, 2004.

The Credit Facility requires the Company to meet certain covenants including (i) maintain a balance sheet leverage ratio (as defined) of less than 0.45 to 1.00, (ii) maintain interest and fixed charge coverage ratios (as defined) of not less than 2.25 to 1.00 and 1.75 to 1.00, respectively, (iii) maintain a minimum tangible net worth (as defined) and (iv) limit distributions to 95% of funds from operations (as defined) for any four consecutive quarters. In addition, the Company is limited in its ability to incur additional borrowings (the Company is required to maintain unencumbered assets with an aggregate book value equal to or greater than two times the Company's unsecured recourse debt) or sell assets. The Company was in compliance with the covenants of the Credit Facility at December 31, 2003.

In February 2002, the Company entered into a seven year $50 million unsecured term note agreement with Fleet National Bank. The note bears interest at LIBOR plus 1.45% per annum and is due on February 20, 2009. The Company paid a one-time facility fee of 0.35% or $175,000 for the loan. The Company used the proceeds from the loan to reduce the amount drawn on the Credit Facility. During July 2002, the Company entered into an interest rate swap transaction which had the effect of fixing the rate on the term loan through July 2004 at 4.46% per annum. In February 2004, the Company repaid in full the $50 million outstanding on the term loan.

6. Mortgage notes payable

Mortgage notes consist of the following:

	December 31, 2003	December 31, 2002
7.050% mortgage note, secured by one commercial property with an approximate carrying amount of $17,256,000, principal and interest payable monthly, due May 2006	$ 7,938,000	$ 8,164,000
8.190% mortgage note, secured by one commercial property with an approximate carrying amount of $10,675,000, principal and interest payable monthly, due March 2007	5,832,000	6,067,000
7.290% mortgage note, secured by one commercial property with an approximate carrying amount of $7,055,000, principal and interest payable monthly, due February 2009	5,924,000	6,048,000
	$ 19,694,000	$ 20,279,000

The mortgage notes have a weighted average interest rate of 7.46% and an average maturity of 3.5 years. At December 31, 2003, approximate principal maturities of mortgage notes payable are as follows:

2004	$ 631,000
2005	680,000
2006	7,890,000
2007	5,169,000
2008	179,000
Thereafter	5,145,000
	$ 19,694,000

7. Minority interests

Common partnership units

The Company presents the accounts of PSB and the Operating Partnership on a consolidated basis. Ownership interests in the Operating Partnership that can be redeemed for common stock, other than PSB's interest, are classified as minority interest – common units in the consolidated financial statements. Minority interest in income common units consists of the minority interests' share of the consolidated operating results after allocation to preferred units and shares.

Beginning one year from the date of admission as a limited partner (common units) and subject to certain limitations described below, each limited partner other than PSB has the right to require the redemption of its partnership interest.

A limited partner (common units) that exercises its redemption right will receive cash from the Operating Partnership in an amount equal to the market value (as defined in the Operating Partnership Agreement) of the partnership interests redeemed. In lieu of the Operating Partnership redeeming the partner for cash, PSB, as general partner, has the right to elect to acquire the partnership interest directly from a limited partner exercising its redemption right, in exchange for cash in the amount specified above or by issuance of one share of PSB common stock for each unit of limited partnership interest redeemed.

A limited partner cannot exercise its redemption right if delivery of shares of PSB common stock would be prohibited under the applicable articles of incorporation, or if the general partner believes that there is a risk that delivery of shares of common stock would cause the general partner to no longer qualify as a REIT, would cause a violation of the applicable securities laws, or would result in the Operating Partnership no longer being treated as a partnership for federal income tax purposes.

At December 31, 2003, there were 7,305,355 common units owned by PSI and which are accounted for as minority interests. On a fully converted basis, assuming all 7,305,355 minority interest common units were converted into shares of common stock of PSB at December 31, 2003, the minority interest units would convert into approximately 25% of the common shares outstanding. At the end of each reporting period, the Company determines the amount of equity (book value of net assets) which is allocable to the minority interest based upon the ownership interest and an adjustment is made to the minority interest, with a corresponding adjustment to paid-in capital, to reflect the minority interests' equity in the Company.

Preferred partnership units

Through the Operating Partnership, the Company has issued the following preferred units in separate private placement transactions:

Date of Issuance	Call Date	Series	Number of Units	Face Value	Preferred Distribution Rate
April, 1999	April, 2004	Series B	510,000	$ 12,750,000	8 7/8%
September, 1999	September, 2004	Series C	3,200,000	80,000,000	8 3/4%
September, 2001	September, 2006	Series E	2,120,000	53,000,000	9 1/4%
October, 2002	October, 2007	Series G	800,000	20,000,000	7 19/20%
September, 1999	September, 2004	Series X	1,600,000	40,000,000	8 7/8%
July, 2000	July, 2005	Series Y	480,000	12,000,000	8 7/8%
			8,710,000	$ 217,750,000	

The Operating Partnership has the right to redeem preferred units on or after the fifth anniversary of the applicable issuance date at the original capital contribution plus the cumulative priority return, as defined, to the redemption date to the extent not previously distributed. The preferred units are exchangeable for Cumulative Redeemable Preferred Stock of the respective series of PSB on or after the tenth anniversary of the date of issuance at the option of the Operating Partnership or a majority of the holders of the respective preferred units. The Cumulative Redeemable Preferred Stock will have the same distribution rate and par value as the corresponding preferred units and will otherwise have equivalent terms to the other series of preferred stock described in Note 9. In connection with the issuances of the preferred units, the Company recorded and deferred costs of approximately $5.4 million, which will be reported as additional distributions at the time of redemption.

On October 30, 2002, the Operating Partnership issued 800,000 preferred units with a preferred distribution rate of 7.95%. The Operating Partnership received net proceeds from the sale of these preferred units of approximately $19.5 million. The Operating Partnership sold the preferred units in a private placement in reliance on an exemption from the registration requirements of the Securities Act pursuant to Section 4(2) and Rule 506 of Regulation D promulgated thereunder. The preferred units were issued to a single institutional "accredited investor" within the meaning of Regulation D.

8. Property management contracts

The Operating Partnership manages industrial, office and retail facilities for PSI and affiliated entities. These facilities, all located in the United States, operate under the "Public Storage" or "PS Business Parks" names. In addition, the Operating Partnership manages properties for third party owners.

The property management contracts provide for compensation of a percentage of the gross revenues of the facilities managed. Under the supervision of the property owners, the Operating Partnership coordinates rental policies, rent collections, marketing activities, the purchase of equipment and supplies, maintenance activities, and the selection and engagement of vendors, suppliers and independent contractors. In addition, the Operating Partnership assists and advises the property owners in establishing policies for the hire, discharge and supervision of employees for the operation of these facilities, including property managers and leasing, billing and maintenance personnel.

The property management contract with PSI is for a seven year term with the term being automatically extended one year on each anniversary. At any time, either party may notify the other that the contract is not to be extended, in which case the contract will expire on the first anniversary of its then scheduled expiration date. For PSI affiliate owned properties, PSI can cancel the property management contract upon 60 days notice while the Operating Partnership can cancel upon seven years notice. Management fee revenues under these contracts totaled $581,000, $561,000, and $562,000 for the years ended December 31, 2003, 2002 and 2001 respectively. Management fee revenue for unaffiliated third parties and the joint venture were $161,000, $202,000, and $121,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

9. Shareholders' equity

Preferred stock

As of December 31, 2003 and December 31, 2002, the Company had the following series of preferred stock outstanding:

				December 31, 2003		December 31, 2002	
Date of Issuance	Call Date	Series	Dividend	Shares Outstanding	Carrying Amount	Shares Outstanding	Carrying Amount
April, 1999	April, 2004	Series A	9.250%	2,113	$ 52,823,000	2,199	$ 54,963,000
May, 2001	May, 2006	Series D	9.500%	2,634	65,850,000	2,634	65,850,000
January, 2002	January, 2007	Series F	8.750%	2,000	50,000,000	2,000	50,000,000
				6,747	$ 168,673,000	6,833	$170,813,000

Holders of the Company's preferred stock will not be entitled to vote on most matters, except under certain conditions. In the event of a cumulative arrearage equal to six quarterly dividends, the holders of the preferred stock will have the right to elect two additional members to serve on the Company's Board of Directors until all events of default have been cured. At December 31, 2003, there were no dividends in arrears.

Except under certain conditions relating to the Company's qualification as a REIT, the preferred stock is not redeemable prior to the following dates: Series A - April 30, 2004, Series D - May 10, 2006 and Series F – January 28, 2007. On or after the respective dates, the respective series of preferred stock will be redeemable, at the option of the Company, in whole or in part, at $25 per depositary share, plus any accrued and unpaid dividends. In connection with the issuance of the preferred stock, the Company recorded and deferred costs of approximately $5.3 million, which will be reported as additional distributions at the time of redemption.

On May 22, 2003 and September 30, 2003, the Company repurchased 7,300 and 78,300 depositary shares, each representing 1/1,000 of a share of Series A preferred stock, at $26.00 and $25.65 per unit, for $190,000 and $2.0 million, respectively. The stated value of the stock was $25 per depositary share. The premium and original issuance costs were recorded as an additional distribution to preferred shareholders. The aggregate effect was a reduction of $127,000 of net income and funds from operations allocable to common shareholders and unit holders.

The Company paid $15,784,000, $15,412,000 and $8,854,000, in distributions to its preferred shareholders for the year ended December 31, 2003, 2002, and 2001, respectively, which includes the effect of the repurchase of the depositary shares previously mentioned.

Common Stock

The Company's Board of Directors has authorized the repurchase from time to time of up to 4,500,000 shares of the Company's common stock on the open market or in privately negotiated transactions. In 2003, the Company repurchased 261,200 shares of common stock and no common units in its operating partnership at an aggregate cost of approximately $8.1 million (average cost of $31.08 per share/unit). Since the inception of the program (March 2000), the Company has repurchased an aggregate total of 2,621,711 shares of common stock and 30,484 common units in its Operating Partnership at an aggregate cost of approximately $70.7 million (average cost of $26.66 per share/unit).

The Company paid $24,878,000 ($1.16 per common share), $28,234,000 ($1.31 per common share) and $25,796,000 ($1.16 per common share) in distributions to its common shareholders for the years ended December 31, 2003, 2002 and 2001, respectively. The amount paid during 2002 included a special dividend of $3,231,000 ($0.15 per common share) declared in 2001. Pursuant to restrictions imposed by the Credit Facility, distributions may not exceed 95% of funds from operations, as defined.

On January 10, 2003, the Company issued 2,000 shares of common stock to Joseph D. Russell, Jr., President and Chief Executive Officer of the Company, as a bonus under his employment agreement for services rendered during 2002. The shares were issued in reliance on Section 4(2) under the Securities Act of 1933. Mr. Russell represented that he was acquiring the shares for investment and not for resale.

Equity stock

In addition to common and preferred stock, the Company is authorized to issue 100,000,000 shares of Equity Stock. The Articles of Incorporation provide that the Equity Stock may be issued from time to time in one or more series and give the Board of Directors broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of Equity Stock.

10. Stock options

PSB has a 1997 Stock Option and Incentive Plan (the "1997 Plan"). Also, in March 2003, the Board of Directors approved the 2003 Stock Option and Incentive Plan (the "2003 Plan") covering 1,500,000 shares of PSB's common stock. Shareholders approved adoption of the 2003 Plan in May, 2003. Generally, options under the 1997 Plan vest over a three-year period from the date of grant at the rate of one third per year and expire ten years after the date of grant. Options under the 2003 Plan vest over a five-year period from the date of grant at the rate of one fifth per year and expire ten years after the date of grant. Under the 1997 Plan and 2003 Plan, PSB has granted non-qualified options to certain directors, officers and key employees to purchase shares of PSB's common stock at a price no less than the fair market value of the common stock at the date of grant. The remaining weighted average contractual lives were 7.9, 8.2 and 8.6 years, respectively, at December 31, 2003, 2002 and 2001.

At December 31, 2003, there was a combined total of 3,000,000 options authorized to grant. Information with respect to the 1997 Plan and 2003 Plan are as follows:

	Number of Options	Exercise Price	Weighted Average Exercise Price
Outstanding at December 31, 2000	638,682	$16.69 – $26.95	$22.78
Granted	322,500	26.40 – 29.19	26.96
Exercised	(94,259)	16.69 – 26.21	17.00
Forfeited	(34,001)	25.00 – 26.95	25.42
Outstanding at December 31, 2001	832,922	$16.69 – $29.19	$24.94
Granted	300,000	31.11 – 36.01	33.47
Exercised	(29,998)	16.69 – 26.71	23.07
Forfeited	(64,168)	23.37 – 26.71	26.01
Outstanding at December 31, 2002	1,038,756	$16.69 – $36.01	$27.36
Granted	167,000	31.66 – 40.30	34.77
Exercised	(293,309)	16.69 – 35.43	25.98
Forfeited	(60,834)	24.69 – 36.01	27.61
Outstanding at December 31, 2003	851,613	$16.69 - $40.30	$29.27
Exercisable at:			
December 31, 2001	310,577	$16.69 – $26.80	$22.37
December 31, 2002	120,588	$16.69 – $22.88	$18.48
	346,150	$23.50 – $31.11	$25.72
December 31, 2003	102,107	$16.69 – $22.88	$18.13
	289,157	$23.01 – $36.01	$27.66

Through December 31, 2001, the Company elected to adopt the disclosure requirements of FAS 123 but continued to account for stock-based compensation under APB 25. Effective January 1, 2002, the Company adopted the Fair Value Method of accounting for stock options. As required by the transition requirements of FAS 123 as amended by FAS 148, the Company has recognized compensation expense in the income statement using the Fair Value Method only with respect to stock options issued after January 1, 2002, but continue to disclose the pro-forma impact of utilizing the Fair Value Method on stock options issued prior to January 1, 2003. As a result, included in the Company's income statement for the year ended December 31, 2003 and 2002 are approximately $322,000 and $525,000, respectively, in stock option compensation expense related to options granted after January 1, 2002.

The weighted average grant date fair value of the options for 2003, 2002 and 2001 were $4.57, $4.33, and $3.22, respectively. Had compensation cost for the 1997 Plan for options granted prior to December 31, 2001 been determined based on the fair value at the grant date for awards under the 1997 Plan consistent with the method prescribed by SFAS No. 123, the Company's pro forma net income available to common shareholders would have been:

	For the Years Ended December 31,		
	2003	2002	2001
Net income allocable to common shareholders, as reported	$ 33,312,000	$ 42,018,000	$ 41,016,000
Deduct: Total stock-based employee compensation expense determined under fair value based method of all awards	(628,000)	(802,000)	(686,000)
Net income allocable to common shareholders, as adjusted	$ 32,684,000	$ 41,216,000	$ 40,330,000
Earnings per share:			
Basic as reported	$ 1.56	$ 1.95	$ 1.84
Basic as adjusted	$ 1.53	$ 1.91	$ 1.80
Diluted as reported	$ 1.54	$ 1.93	$ 1.83
Diluted as adjusted	$ 1.52	$ 1.90	$ 1.80

In determining the fair value of each option grant, the Company has used on the date of grant, the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively; dividend yield of 3.6%, 3.4%, and 4.7%; expected volatility of 16.7%, 15.4%, and 17.9%; expected lives of five years; and risk-free interest rates of 3.6%, 4.3%, and 4.6%. The pro forma effect on net income allocable to common shareholders during 2003, 2002 and 2001 may not be representative of the pro forma effect on net income allocable to common shareholders in future years.

The Company has granted 131,250 restricted stock units under the Plans since inception. 94,450 restricted stock units were outstanding at December 31, 2003. The restricted stock units were granted at a zero exercise price. The fair market value of the restricted stock units at the date of grant ranged from $24.02 to $39.40 per restricted stock unit. The restricted stock units issued prior to August, 2002 (88,000 units) are subject to a five-year vesting schedule, at 30% in year three, 30% in year four and 40% in year five. Restricted stock issued subsequent to August, 2002 (37,000 units) are subject to a six year vesting schedule, none in year one and 20% for each of the next five years. Compensation expense of $670,000, $511,000, and $282,000 was recognized during the years ended December 31, 2003, 2002 and 2001, respectively. During 2003, 5,550 shares of restricted stock became vested which were redeemed by the Company for approximately $198,000.

11. Recent accounting pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which is effective for the Company on July 1, 2003. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The adoption of FIN 46 did not have a material impact on the results of operations or the financial position of the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"), which is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 affects the issuer's accounting for certain types of freestanding financial instruments. In addition to its requirements for the classification and measurement of financial instruments in its scope, SFAS 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities (in the case of entities whose share are mandatorily redeemable). The adoption of SFAS 150 did not have a material impact on the results of operations or the financial position of the Company.

12. Supplementary quarterly financial data (unaudited)

	Three Months Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Revenues (1)	$ 48,045,000	$ 48,686,000	$ 47,977,000	$ 47,655,000
Cost of operations (2)	$ 12,877,000	$ 12,779,000	$ 12,528,000	$ 12,988,000
Net income allocable to common shareholders	$ 13,085,000	$ 9,539,000	$ 9,911,000	$ 9,483,000
Net income per share:				
Basic	$ 0.61	$ 0.44	$ 0.46	$ 0.44
Diluted	$ 0.60	$ 0.44	$ 0.45	$ 0.44

	Three Months Ended			
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Revenues (1)	$ 48,315,000	$ 50,453,000	$ 49,401,000	$ 49,866,000
Cost of operations (2)	13,281,000	12,765,000	13,595,000	14,422,000
Net income allocable to common shareholders	$ 5,803,000	$ 12,991,000	$ 7,792,000	$ 6,726,000
Net income per share:				
Basic	$ 0.27	$ 0.61	$ 0.37	$ 0.31
Diluted	$ 0.27	$ 0.60	$ 0.36	$ 0.31

(1) Includes rental income, facilities management fees, gain on sale of marketable securities, and interest and other income. Discontinued operations is excluded.
(2) Includes cost of operations and cost of facilities management. Discontinued operations is excluded.

13. Commitments and contingencies

Substantially all of the Company's properties have been subjected to Phase I environmental reviews. Such reviews have not revealed, nor is management aware of, any probable or reasonably possible environmental costs that management believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any potentially material environmental liability, except as discussed below.

The Company currently is neither subject to any other material litigation nor, to management's knowledge, is any material litigation currently threatened against the Company other than routine litigation and administrative proceedings arising in the ordinary course of business. Management believes that the environmental issues will not have a material adverse impact on the Company's consolidated financial position or results of operations.

14. Subsequent Events (unaudited)

On January 15, 2004, the Company priced a public offering, of 6,000,000 depositary shares, each representing 1/1,000 of a share of the Company's 7.00% Cumulative Preferred Stock, Series H, at $25.00 per share. The Company also granted the underwriters an option to purchase an additional 900,000 depository shares, which the underwriters exercised. Accordingly, the Company issued 6,900,000 depository shares to purchasers on January 30, 2004 for an aggregate offering of $172.5 million. The Company received net proceeds of approximately $167 million, which was used to repay outstanding short-term debt, consisting of borrowings under the Company's line of credit with Wells Fargo Bank and a portion of a short-term loan from Public Storage, Inc.

In January, 2004, the Company repaid in full the $95 million outstanding on its line of credit, and subsequently, borrowed $51 million on its line of credit in February, 2004.

In February 2004, the Company repaid in full the $50 million outstanding on its term loan with Fleet National Bank with proceeds from its line of credit as a result of the expiration of the early termination fee on the term loan. Interest on the line of credit is paid at LIBOR plus 70 basis points while the term loan was at Libor plus 145 basis points. The Company had previously entered into an interest rate swap contract for the $50 million term loan that fixed the LIBOR rate at 3.01% for a fixed rate of 4.46%. Therefore, the effective rate on the $50 million draw on the line of credit is 3.71%. The interest rate swap contract expires July, 2004.

In March 2004, the Company gave legal notice that it is going to redeem approximately $12.8 million of its Series B preferred units with an average coupon of 8-7/8% in April 2004. In connection with this redemption, the Company will take a charge of approximately $267,000 in 2004, related to the application of the SEC's interpretation of EITF D-42.

During the first quarter of 2004, the Company repaid in full the $100 million outstanding on its short-term borrowings from PSI.

During the first quarter of 2004, a tenant and its affiliates filed for protection under Chapter 11 of the U.S. Bankruptcy Laws. In connection with such filing, they have rejected one of two leases with the Company. The lease which has been rejected was for approximately 60,000 square feet in Dallas, Texas, with minimum annual rents of approximately $620,000. No action has been taken with respect to the second lease.

PS BUSINESS PARKS, INC.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2003
(DOLLARS IN THOUSANDS)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2003					
Description	Location	Encumbrances	Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Totals	Accumulated Depreciation	Date Acquired	Depreciable Lives (Years)
Produce	San Francisco, CA	-	776	1,886	75	776	1,961	2,737	396	3/17/98	5-30
Crenshaw II	Torrance, CA	-	2,318	6,069	1,111	2,318	7,180	9,498	1,805	4/12/97	5-30
Airport	San Francisco, CA	-	899	2,387	295	899	2,682	3,581	605	4/12/97	5-30
Christopher Ave.	Gaithersburg, MD	-	475	1,203	212	475	1,415	1,890	373	4/12/97	5-30
Monterey Park	Monterey Park, CA	-	3,078	7,862	645	3,078	8,507	11,585	2,116	1/1/97	5-30
Calle Del Oaks	Monterey, CA	-	287	706	143	287	849	1,136	238	1/1/97	5-30
Milwaukie I	Milwaukie, OR	-	1,125	2,857	771	1,125	3,628	4,753	923	1/1/97	5-30
Edwards Road	Cerritos, CA	-	450	1,217	479	450	1,696	2,146	439	1/1/97	5-30
Rainier	Renton, WA	-	330	889	194	330	1,083	1,413	291	1/1/97	5-30
Lusk	San Diego, CA	-	1,500	3,738	818	1,500	4,556	6,056	1,204	1/1/97	5-30
Eisenhower	Alexandria, VA	-	1,440	3,635	940	1,440	4,575	6,015	1,136	1/1/97	5-30
McKellips	Tempe, AZ	-	195	522	257	195	779	974	203	1/1/97	5-30
Old Oakland Rd	San Jose, CA	-	3,458	8,765	1,426	3,458	10,191	13,649	2,457	1/1/97	5-30
Junipero	Signal Hill, CA	-	900	2,510	205	900	2,715	3,615	622	1/1/97	5-30
Northgate Blvd.	Sacramento, CA	-	1,710	4,567	1,370	1,710	5,937	7,647	1,464	1/1/97	5-30
Uplander	Culver City, CA	-	3,252	8,157	2,886	3,252	11,043	14,295	2,959	1/1/97	5-30
University	Tempe, AZ	-	2,160	5,454	2,496	2,160	7,950	10,110	2,166	1/1/97	5-30
E. 28th Street	Signal Hill, CA	-	1,500	3,749	713	1,500	4,462	5,962	1,088	1/1/97	5-30
W. Main	Mesa, AZ	-	675	1,692	913	675	2,605	3,280	696	1/1/97	5-30
S. Edward	Tempe, AZ	-	645	1,653	932	645	2,585	3,230	709	1/1/97	5-30
Leapwood Ave.	Carson, CA	-	990	2,496	749	990	3,245	4,235	916	1/1/97	5-30
Great Oaks	Woodbridge, VA	-	1,350	3,398	716	1,350	4,114	5,464	1,031	1/1/97	5-30
Ventura Blvd. II	Studio City, CA	-	621	1,530	182	621	1,712	2,333	461	1/1/97	5-30
Largo 95	Largo, MD	-	3,085	7,332	624	3,085	7,956	11,041	1,886	9/24/97	5-30
Gunston	Lorton, VA	-	4,146	17,872	1,422	4,146	19,294	23,440	5,674	6/17/98	5-30
Canada	Lake Forest, CA	-	5,508	13,785	2,307	5,508	16,092	21,600	3,587	12/23/97	5-30
Ridge Route	Laguna Hills, CA	-	16,261	39,559	1,821	16,261	41,380	57,641	8,688	12/23/97	5-30
Lake Forest Commerce Park	Laguna Hills, CA	-	2,037	5,051	2,748	2,037	7,799	9,836	1,785	12/23/97	5-30
Buena Park Industrial Center	Buena Park, CA	-	3,245	7,703	1,196	3,245	8,899	12,144	2,242	12/23/97	5-30
Cerritos Business Center	Cerritos, CA	-	4,218	10,273	1,507	4,218	11,780	15,998	2,758	12/23/97	5-30
Parkway Commerce Center	Hayward, CA	-	4,398	10,433	1,625	4,398	12,058	16,456	2,755	12/23/97	5-30
Northpointe E.	Sterling, VA	-	1,156	2,957	372	1,156	3,329	4,485	748	12/10/97	5-30
Ammendale	Beltsville, MD	-	4,278	18,380	3,502	4,278	21,882	26,160	7,492	1/13/98	5-30
Centrepointe	Landover, MD	7,938	3,801	16,708	2,866	3,801	19,574	23,375	6,121	3/20/98	5-30
Shaw Road	Sterling, VA	-	2,969	10,008	1,702	2,969	11,710	14,679	3,892	3/9/98	5-30
Creekside-Phase 1	Beaverton, OR	-	3,615	13,651	(1,865)	3,615	11,786	15,401	3,737	5/4/98	5-30
Creekside-Phase 2 Bldg-4	Beaverton, OR	-	807	2,542	215	807	2,757	3,564	861	5/4/98	5-30
Creekside-Phase 2 Bldg-5	Beaverton, OR	-	521	1,603	517	521	2,120	2,641	550	5/4/98	5-30

PS BUSINESS PARKS, INC.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2003
(DOLLARS IN THOUSANDS)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2003					
Description	Location	Encumbrances	Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Totals	Accumulated Depreciation	Date Acquired	Depreciable Lives (Years)
Creekside-Phase 2 Bldg-1	Beaverton, OR	-	1,326	4,035	686	1,326	4,721	6,047	1,429	5/4/98	5-30
Creekside-Phase 3	Beaverton, OR	-	1,353	4,101	334	1,353	4,435	5,788	1,584	5/4/98	5-30
Creekside-Phase 5	Beaverton, OR	-	1,741	5,301	879	1,741	6,180	7,921	2,009	5/4/98	5-30
Creekside-Phase 6	Beaverton, OR	-	2,616	7,908	875	2,616	8,783	11,399	2,797	5/4/98	5-30
Creekside-Phase 7	Beaverton, OR	-	3,293	9,938	1,476	3,293	11,414	14,707	3,672	5/4/98	5-30
Creekside-Phase 8	Beaverton, OR	-	1,140	3,644	305	1,140	3,949	5,089	1,201	5/4/98	5-30
Woodside-Phase 1	Beaverton, OR	-	2,987	8,982	1,858	2,987	10,840	13,827	3,456	5/4/98	5-30
Woodside-Phase 2 Bldg-6	Beaverton, OR	-	255	784	340	255	1,124	1,379	317	5/4/98	5-30
Woodside-Phase 2 Bldg-7&8	Beaverton, OR	-	2,101	6,386	862	2,101	7,248	9,349	2,281	5/4/98	5-30
Northpointe G	Sterling, VA	-	824	2,964	929	824	3,893	4,717	1,209	6/11/98	5-30
Las Plumas	San Jose, CA	-	4,379	12,889	3,046	4,379	15,935	20,314	4,806	12/31/98	5-30
Lafayette	Chantilly, VA	-	671	4,179	215	671	4,394	5,065	1,204	01/29/99	5-30
CreeksideVII	Beaverton, OR	-	358	3,232	86	358	3,318	3,676	478	04/17/00	5-30
Dulles South	Chantilly, VA	-	599	3,098	266	599	3,364	3,963	891	6/30/99	5-30
Sullyfield Circle	Chantilly, VA	-	774	3,712	418	774	4,130	4,904	1,129	6/30/99	5-30
Park East I & II	Chantilly, VA	5,832	2,324	10,875	420	2,324	11,295	13,619	2,945	6/30/99	5-30
Park East III	Chantilly, VA	5,924	1,527	7,154	395	1,527	7,549	9,076	2,021	6/30/99	5-30
Northpointe Business Center A	Sacramento, CA	-	729	3,324	643	729	3,967	4,696	1,173	7/29/99	5-30
Corporate Park Phoenix	Phoenix, AZ	-	2,761	10,269	805	2,761	11,074	13,835	2,381	12/30/99	5-30
Santa Clara Technology Park	Santa Clara, CA	-	7,673	15,645	487	7,673	16,132	23,805	3,475	3/28/00	5-30
Corporate Pointe	Irvine, CA	-	6,876	18,519	1,413	6,876	19,932	26,808	4,004	9/22/00	5-30
Lafayette II/Pleasant Valley Rd	Chantilly, VA	-	1,009	9,219	1,971	1,009	11,190	12,199	2,031	8/15/01	5-30
Northpointe Business Center B	Sacramento, CA	-	717	3,269	688	717	3,957	4,674	1,090	7/29/99	5-30
Northpointe Business Center C	Sacramento, CA	-	726	3,313	938	726	4,251	4,977	1,013	7/29/99	5-30
Northpointe Business Center D	Sacramento, CA	-	427	1,950	216	427	2,166	2,593	565	7/29/99	5-30
Northpointe Business Center E	Sacramento, CA	-	432	1,970	40	432	2,010	2,442	522	7/29/99	5-30
I-95 Building I	Springfield, VA	-	1,308	5,790	278	1,308	6,068	7,376	1,155	12/20/00	5-30
I-95 Building II	Springfield, VA	-	1,308	5,790	899	1,308	6,689	7,997	1,188	12/20/00	5-30
I-95 Building III	Springfield, VA	-	919	4,092	7,623	919	11,715	12,634	1,816	12/20/00	5-30
2700 Prosperity Avenue	Fairfax, VA	-	3,404	9,883	29	3,404	9,912	13,316	1,488	6/1/01	5-30
2701 Prosperity Avenue	Fairfax, VA	-	2,199	6,374	221	2,199	6,595	8,794	956	6/1/01	5-30
2710 Prosperity Avenue	Fairfax, VA	-	969	2,844	6	969	2,850	3,819	438	6/1/01	5-30
2711 Prosperity Avenue	Fairfax, VA	-	1,047	3,099	63	1,047	3,162	4,209	531	6/1/01	5-30
2720 Prosperity Avenue	Fairfax, VA	-	1,898	5,502	617	1,898	6,119	8,017	937	6/1/01	5-30
2721 Prosperity Avenue	Fairfax, VA	-	576	1,673	763	576	2,436	3,012	437	6/1/01	5-30
2730 Prosperity Avenue	Fairfax, VA	-	3,011	8,841	753	3,011	9,594	12,605	1,498	6/1/01	5-30
2731 Prosperity Avenue	Fairfax, VA	-	524	1,521	159	524	1,680	2,204	241	6/1/01	5-30
2740 Prosperity Avenue	Fairfax, VA	-	890	2,732	29	890	2,761	3,651	515	6/1/01	5-30

PS BUSINESS PARKS, INC.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2003
(DOLLARS IN THOUSANDS)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2003					
Description	Location	Encumbrances	Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Totals	Accumulated Depreciation	Date Acquired	Depreciable Lives (Years)
2741 Prosperity Avenue	Fairfax, VA	-	786	2,284	198	786	2,482	3,268	399	6/1/01	5-30
2750 Prosperity Avenue	Fairfax, VA	-	4,203	12,190	905	4,203	13,095	17,298	1,960	6/1/01	5-30
2751 Prosperity Avenue	Fairfax, VA	-	3,640	10,632	18	3,640	10,650	14,290	1,624	6/1/01	5-30
Greenbrier Court	Beaverton, OR	-	2,771	8,403	18	2,771	8,421	11,192	1,136	11/20/01	5-30
Parkside	Beaverton, OR	-	4,348	13,502	632	4,348	14,134	18,482	2,100	11/20/01	5-30
The Atrium	Beaverton, OR	-	5,535	16,814	84	5,535	16,898	22,433	2,288	11/20/01	5-30
Waterside	Beaverton, OR	-	4,045	12,419	1,300	4,045	13,719	17,764	1,857	11/20/01	5-30
Ridgeview	Beaverton, OR	-	2,478	7,531	40	2,478	7,571	10,049	1,026	11/20/01	5-30
The Commons	Beaverton, OR	-	1,439	4,566	1,004	1,439	5,570	7,009	839	11/20/01	5-30
OCBC Center 1	Santa Ana, CA	-	734	2,752	15	734	2,767	3,501	195	6/10/03	5-30
OCBC Center 2	Santa Ana, CA	-	2,154	8,093	86	2,154	8,179	10,333	570	6/10/03	5-30
OCBC Center 3	Santa Ana, CA	-	3,019	11,348	105	3,019	11,453	14,472	798	6/10/03	5-30
OCBC Center 4	Santa Ana, CA	-	1,655	6,243	1,134	1,655	7,377	9,032	466	6/10/03	5-30
OCBC Center 5	Santa Ana, CA	-	1,843	7,310	235	1,843	7,545	9,388	500	6/10/03	5-30
Metro Business Park	Phoenix, AZ	-	2,369	7,245	21	2,369	7,266	9,635	-	12/17/03	5-30
Orangewood Corp. Plaza	Orange, CA	-	2,637	12,291	-	2,637	12,291	14,928	-	12/24/03	5-30
Westwood	Farmers Branch, TX	-	941	6,884	417	941	7,301	8,242	373	2/12/03	5-30
MICC – Center 1	Miami, FL	-	6,736	7,409	-	6,736	7,409	14,145	-	12/30/03	5-30
MICC – Center 2	Miami, FL	-	6,736	7,409	-	6,736	7,409	14,145	-	12/30/03	5-30
MICC – Center 3	Miami, FL	-	7,267	7,993	-	7,267	7,993	15,260	-	12/30/03	5-30
MICC – Center 4	Miami, FL	-	5,011	5,511	-	5,011	5,511	10,522	-	12/30/03	5-30
MICC – Center 5	Miami, FL	-	6,433	7,075	-	6,433	7,075	13,508	-	12/30/03	5-30
MICC – Center 6	Miami, FL	-	6,601	7,259	-	6,601	7,259	13,860	-	12/30/03	5-30
MICC – Center 7	Miami, FL	-	5,191	5,710	-	5,191	5,710	10,901	-	12/30/03	5-30
MICC – Center 8	Miami, FL	-	5,592	6,150	-	5,592	6,150	11,742	-	12/30/03	5-30
MICC – Center 9	Miami, FL	-	7,659	8,424	-	7,659	8,424	16,083	-	12/30/03	5-30
MICC – Center 10	Miami, FL	-	9,677	10,644	-	9,677	10,644	20,321	-	12/30/03	5-30
MICC – Center 12	Miami, FL	-	3,134	3,447	-	3,134	3,447	6,581	-	12/30/03	5-30
MICC – Center 13	Miami, FL	-	2,426	2,669	-	2,426	2,669	5,095	-	12/30/03	5-30
MICC – Center 14	Miami, FL	-	6,113	6,723	-	6,113	6,723	12,836	-	12/30/03	5-30
MICC – Center 15	Miami, FL	-	3,414	3,755	-	3,414	3,755	7,169	-	12/30/03	5-30
MICC – Center 16	Miami, FL	-	1,308	1,439	-	1,308	1,439	2,747	-	12/30/03	5-30
MICC – Center 17	Miami, FL	-	4,010	4,411	-	4,010	4,411	8,421	-	12/30/03	5-30
MICC – Center 18	Miami, FL	-	334	367	-	334	367	701	-	12/30/03	5-30
MICC – Center 19	Miami, FL	-	2,419	2,662	-	2,419	2,662	5,081	-	12/30/03	5-30
MICC – Center 20	Miami, FL	-	2,771	3,044	-	2,771	3,044	5,815	-	12/30/03	5-30
MICC – Center 21	Miami, FL	-	4,576	5,824	-	4,576	5,824	10,400	-	12/30/03	5-30
Lamar Boulevard	Austin, TX	-	2,528	6,596	2,682	2,528	9,278	11,806	2,609	1/1/97	5-30
N. Barker's Landing	Houston, TX	-	1,140	3,003	2,002	1,140	5,005	6,145	1,590	1/1/97	5-30
La Prada	Mesquite, TX	-	495	1,235	161	495	1,396	1,891	336	1/1/97	5-30

PS BUSINESS PARKS, INC.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2003
(DOLLARS IN THOUSANDS)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2003					
Description	Location	Encumbrances	Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Totals	Accumulated Depreciation	Date Acquired	Depreciable Lives (Years)
NW Highway	Garland, TX	-	480	1,203	100	480	1,303	1,783	326	1/1/97	5-30
Quail Valley	Missouri City, TX	-	360	918	303	360	1,221	1,581	293	1/1/97	5-30
Business Parkway I	Richardson, TX	-	799	3,568	649	799	4,217	5,016	1,351	5/4/98	5-30
The Summit	Plano, TX	-	1,536	6,654	1,148	1,536	7,802	9,338	2,678	5/4/98	5-30
Northgate II	Dallas, TX	-	1,274	5,505	1,021	1,274	6,526	7,800	2,291	5/4/98	5-30
Empire Commerce	Dallas, TX	-	304	1,545	273	304	1,818	2,122	550	5/4/98	5-30
Royal Tech – Digital	Irving, TX	-	319	1,393	296	319	1,689	2,008	609	5/4/98	5-30
Royal Tech – Springwood	Irving, TX	-	894	3,824	902	894	4,726	5,620	1,490	5/4/98	5-30
Royal Tech – Regent	Irving, TX	-	606	2,615	875	606	3,490	4,096	1,244	5/4/98	5-30
Royal Tech – Bldg 7	Irving, TX	-	246	1,061	119	246	1,180	1,426	339	5/4/98	5-30
Royal Tech – NFTZ	Irving, TX	-	1,517	6,499	1,134	1,517	7,633	9,150	2,386	5/4/98	5-30
Royal Tech – Olympus	Irving, TX	-	1,060	4,531	68	1,060	4,599	5,659	1,439	5/4/98	5-30
Royal Tech – Honeywell	Irving, TX	-	548	2,347	175	548	2,522	3,070	844	5/4/98	5-30
Royal Tech – Bldg 12	Irving, TX	-	1,466	6,263	10	1,466	6,273	7,739	1,959	5/4/98	5-30
Royal Tech – Bldg 13	Irving, TX	-	955	4,080	259	955	4,339	5,294	1,380	5/4/98	5-30
Royal Tech – Bldg 14	Irving, TX	-	2,010	10,242	643	2,010	10,885	12,895	3,162	5/4/98	5-30
Royal Tech – Bldg 15	Irving, TX	-	1,307	5,600	156	1,307	5,756	7,063	1,754	11/4/98	5-30
Westchase Corporate Park	Houston, TX	-	2,173	7,338	373	2,173	7,711	9,884	1,667	12/30/99	5-30
Ben White 1	Austin, TX	-	789	3,571	25	789	3,596	4,385	1,104	12/31/98	5-30
Ben White 5	Austin, TX	-	761	3,444	85	761	3,529	4,290	1,096	12/31/98	5-30
McKalla 3	Austin, TX	-	662	2,994	276	662	3,270	3,932	1,019	12/31/98	5-30
McKalla 4	Austin, TX	-	749	3,390	155	749	3,545	4,294	1,088	12/31/98	5-30
Mopac 6	Austin, TX	-	307	1,390	190	307	1,580	1,887	530	12/31/98	5-30
Waterford A	Austin, TX	-	597	2,752	7	597	2,759	3,356	797	1/06/99	5-30
Waterford B	Austin, TX	-	367	1,672	80	367	1,752	2,119	455	5/20/99	5-30
Waterford C	Austin, TX	-	1,144	5,225	90	1,144	5,315	6,459	1,417	5/20/99	5-30
McNeil 6	Austin, TX	-	437	2,013	284	437	2,297	2,734	591	1/6/9	5-30
Rutland 11	Austin, TX	-	325	1,536	32	325	1,568	1,893	439	1/6/99	5-30
Rutland 12	Austin, TX	-	535	2,487	197	535	2,684	3,219	765	1/6/99	5-30
Rutland 13	Austin, TX	-	469	2,190	32	469	2,222	2,691	647	1/6/99	5-30
Rutland 14	Austin, TX	-	535	2,422	127	535	2,549	3,084	808	12/31/98	5-30
Rutland 19	Austin, TX	-	158	762	149	158	911	1,069	298	1/6/99	5-30
Royal Tech - Bldg 16	Irving, TX	-	2,464	2,703	2,018	2,464	4,721	7,185	719	7/1/99	5-30
Royal Tech - Bldg 17	Irving, TX	-	1,832	6,901	1,322	1,832	8,223	10,055	487	8/15/01	5-30
Monroe Business Center	Herndon, VA	-	5,926	13,944	3,397	5,926	17,341	23,267	4,514	8/1/97	5-30
Lusk II-R&D	San Diego, CA	-	1,077	2,644	164	1,077	2,808	3,885	603	3/17/98	5-30
Lusk II-Office	San Diego, CA	-	1,230	3,005	812	1,230	3,817	5,047	893	3/17/98	5-30
Norris Cn-Office	San Ramon, CA	-	1,486	3,642	717	1,486	4,359	5,845	1,004	3/17/98	5-30
Northpointe D	Sterling, VA	-	787	2,857	1,195	787	4,052	4,839	1,242	6/11/98	5-30
Monroe II	Herndon, VA	-	811	4,967	477	811	5,444	6,255	1,664	1/29/99	5-30

PS BUSINESS PARKS, INC.
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2003
(DOLLARS IN THOUSANDS)

			Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2003					
Description	Location	Encumbrances	Land	Buildings and Improvements	Buildings and Improvements	Land	Buildings and Improvements	Totals	Accumulated Depreciation	Date Acquired	Depreciable Lives (Years)
Metro Park I	Rockville, MD	-	5,383	15,404	91	5,383	15,495	20,878	2,062	12/27/01	5-30
Metro Park I R&D....................	Rockville, MD	-	5,404	15,748	1,733	5,404	17,481	22,885	2,257	12/27/01	5-30
Metro Park II............................	Rockville, MD	-	1,223	3,490	250	1,223	3,740	4,963	507	12/27/01	5-30
Metro Park II............................	Rockville, MD	-	2,287	6,533	1,030	2,287	7,563	9,850	993	12/27/01	5-30
Metro Park III...........................	Rockville, MD	-	4,555	13,039	1,965	4,555	15,004	19,559	1,907	12/27/01	5-30
Metro Park IV	Rockville, MD	-	4,188	12,035	38	4,188	12,073	16,261	1,608	12/27/01	5-30
Metro Park V	Rockville, MD	-	9,813	28,214	616	9,813	28,830	38,643	3,745	12/27/01	5-30
Kearny Mesa-Office..................	San Diego, CA	-	785	1,933	728	785	2,661	3,446	671	3/17/98	5-30
Kearny Mesa-R&D	San Diego, CA	-	2,109	5,156	322	2,109	5,478	7,587	1,132	3/17/98	5-30
Bren Mar-Office........................	Alexandria, VA	-	572	1,401	1,063	572	2,464	3,036	668	3/17/98	5-30
Lusk III....................................	San Diego, CA	-	1,904	4,662	423	1,904	5,085	6,989	1,056	3/17/98	5-30
Bren Mar-R&D.........................	Alexandria, VA	-	1,625	3,979	318	1,625	4,297	5,922	879	3/17/98	5-30
Alban Road-Office....................	Springfield, VA	-	987	2,418	1,595	987	4,013	5,000	945	3/17/98	5-30
Alban Road-R&D	Springfield, VA	-	946	2,318	363	946	2,681	3,627	604	3/17/98	5-30
		$19,694	$387,101	$1,016,893	$113,045	$387,101	$1,129,938	$1,517,039	$225,599		

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-48313) of PS Business Parks, Inc. pertaining to the PS Business Parks, Inc. 1997 Stock Option and Incentive Plan, the Registration Statement on Form S-8 (No. 333-50274) of PS Business Parks, Inc. pertaining to the PS 401(k)/Profit Sharing Plan, the Registration Statement on Form S-8 (No. 333-104604) of PS Business Parks, Inc. pertaining to the PS Business Parks, Inc. 2003 Stock Option and Incentive Plan, the Registration Statement on Form S-3 (No. 333-78627) and in the related prospectus, the Registration Statement on Form S-3 (No. 333-50463) and in the related prospectus, and the Registration Statement on Form S-3 (No. 333-112969) and the related prospectus of our report dated February 18, 2004 with respect to the consolidated financial statements and related financial statement schedule of PS Business Parks, Inc., included in this Annual Report on Form 10-K for the year ended December 31, 2003.

/s/ ERNST & YOUNG LLP

Los Angeles, California
March 15, 2004

Exhibit 31.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph D. Russell, Jr. certify that:

1. I have reviewed this annual report on Form 10-K of PS Business Parks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986]

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Joseph D. Russell, Jr.
Name: Joseph D. Russell, Jr.
Title: Chief Executive Officer
Date: March 15, 2004

Exhibit 31.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Edward A. Stokx certify that:

1. I have reviewed this annual report on Form 10-K of PS Business Parks, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986]

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Edward A. Stokx
Name: Edward A. Stokx
Title: Chief Financial Officer
Date: March 15, 2004

Exhibit 32.1

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of PS Business Parks, Inc. (the "Company") for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Joseph D. Russell Jr., as Chief Executive Officer of the Company, and Edward A. Stokx, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joseph D. Russell, Jr.
Name: Joseph D. Russell, Jr.
Title: Chief Executive Officer
Date: March 15, 2004

/s/ Edward A. Stokx
Name: Edward A. Stokx
Title: Chief Financial Officer
Date: March 15, 2004

A signed original of this written statement required by Section 906 has been provided to PS Business Parks, Inc. and will be retained by PS Business Parks, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE DATA

PS Business Parks, Inc.

Corporate Headquarters

701 Western Avenue
Glendale, California 91201-2349
(818) 244-8080 Telephone
(818) 242-0566 Facsimile

Website

www.psbusinessparks.com

Board of Directors

RONALD L. HAVNER, JR.
Chairman of the Board and Director

JOSEPH D. RUSSELL, JR.
President, Chief Executive Officer and Director

VERN O. CURTIS
Director

ARTHUR M. FRIEDMAN
Director

JAMES H. KROPP
Director

HARVEY LENKIN
Director

ALAN K. PRIBBLE
Director

JACK D. STEELE
Director

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Independent Auditors

Ernst & Young LLP
Los Angeles, CA

Stock Listing

PS Business Parks, Inc. is traded on the American Stock Exchange under the symbol "PSB."

PSB
AMEX
LISTED

Executive Officers

RONALD L. HAVNER, JR.
Chairman of the Board

JOSEPH D. RUSSELL, JR.
President and Chief Executive Officer

STEPHEN S. KING
Executive Vice President West Coast
and Chief Administrative Officer

EDWARD A. STOKX
Executive Vice President, Chief Financial Officer
and Secretary

MARIA R. HAWTHORNE
Senior Vice President, East Coast

JOSEPH E. MILLER
Vice President, Corporate Controller

ANGELIQUE A. BENSCHNEIDER
Vice President

COBY A. HOLLEY
Vice President

ROBIN E. MATHER
Vice President

WILLIAM A. McFAUL
Vice President

Other Corporate Officers

M. BRETT FRANKLIN
Vice President of Aquisitions

EDDIE F. RUIZ
Vice President, Director of Facilities

STEVEN M. HEATH
Director of Information Technology

Property Management

RONALD W. GILBREATH
Regional Manager

STUART H. HUTCHISON
Regional Manager

KURT G. HYSEN
Regional Manager

CLARK MAIER
Regional Manager

VIOLA I. SANCHEZ
Regional Manager

PSBUSINESSPARKS[SM]

PS Business Parks, Inc.

701 Western Avenue
Glendale, CA 91201-2349
(818) 244-8080
www.psbusinessparks.com